Semiannual Report

December 31, 2010

Equity Funds

Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Dividend Opportunities Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors International Growth Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Science and Technology Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund



CONTENTS
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

In the six months since our last report to you, we've seen a number of events that have dramatically affected investor sentiment. When the period opened, the optimism that had driven stock momentum upward during the first half of 2010 abruptly changed with the emergence of the European debt crisis and renewed concerns surrounding the potential for an economic double dip. The European crisis arose when investors began to question the credit quality of several sovereign governments, particularly Greece. That, in conjunction with disappointing U.S. growth, escalating concern about China's ability to deter inflation and slow the pace of its economy, drove a sharp global correction. Investors dodged riskier assets, ultimately driving U.S. bond yields to historical lows and fueling fears that the global economy could slip back into recession. The tide began to turn in August, when talk surfaced about further government stimulus plans, and optimism that mid-term elections held out the potential for a more investor-friendly environment in Washington. Stocks rallied late in the third calendar quarter, boosted by The Federal Reserve's renewed asset purchase program (QEII) and by congress's decision to extend the Bush-era tax cuts. These actions led economists, consumer and companies to become more confident about 2011's outlook.

In the final calendar quarter of the year, stocks demonstrated a dramatic run up, with the broad indexes posting impressive gains. The U.S economy grew at a 3.2 percent annual rate, outpacing the third quarter's 2.6 percent rate. The S&P 500 Index posted a 23.27 percent gain for the six months ended December 31, 2010, while fixed income markets, as measured by the Citigroup Broad Investment Grade Index, saw yields increase marginally. Many international markets also saw progress, as the MSCI World Index, which tracks developed nation equities, posted a 23.96 percent gain for the six months.

Numerous imponderables remain, including persistent high unemployment and a housing sector that continues to struggle. Nonetheless, we are optimistic that better days are ahead. Interest rates are low, government policy remains accommodative, corporate profits are improving and companies are reporting more robust activity. Acquisition activity, a sign that companies are growing more willing to loosen the purse strings and funnel money into growing their operations, appears to be picking up.

Economic Snapshot

	12/31/10	06/30/10
S&P 500 Index	1257.64	1030.71
MSCI EAFE Index	1658.29	1348.11
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.81%	2.62%
U.S. unemployment rate	9.4%	9.5%
30-year fixed mortgage rate	4.71%	4.74%
Oil price per barrel	$91.55	$75.63

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Waddell & Reed Advisors Funds, and encourage you to share in our optimism for the future.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2010.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings

Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 6-30-10	Ending Account Value 12-31-10	Expenses Paid During Period*	Beginning Account Value 6-30-10	Ending Account Value 12-31-10	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Accumulative Fund							
Class A	$1,000	$1,265.10	$ 6.68	$1,000	$1,019.32	$ 5.96	1.17%
Class B	$1,000	$1,259.60	$13.44	$1,000	$1,013.33	$11.98	2.36%
Class C	$1,000	$1,259.10	$12.65	$1,000	$1,014.05	$11.28	2.21%
Class Y	$1,000	$1,268.10	$ 4.88	$1,000	$1,020.88	$ 4.34	0.86%
Asset Strategy Fund							
Class A	$1,000	$1,180.40	$ 6.32	$1,000	$1,019.38	$ 5.86	1.16%
Class B	$1,000	$1,176.10	$11.32	$1,000	$1,014.82	$10.48	2.06%
Class C	$1,000	$1,176.40	$10.77	$1,000	$1,015.29	$ 9.98	1.97%
Class Y	$1,000	$1,183.00	$ 4.69	$1,000	$1,020.90	$ 4.34	0.85%
Continental Income Fund							
Class A	$1,000	$1,198.10	$ 6.81	$1,000	$1,019.05	$ 6.26	1.22%
Class B	$1,000	$1,191.20	$12.60	$1,000	$1,013.68	$11.58	2.29%
Class C	$1,000	$1,191.00	$11.94	$1,000	$1,014.34	$10.98	2.16%
Class Y	$1,000	$1,200.00	$ 4.95	$1,000	$1,020.69	$ 4.55	0.90%

See footnotes on page 6

Waddell & Reed Advisors Funds (UNAUDITED)

Fund	Actual[1] Beginning Account Value 6-30-10	Actual[1] Ending Account Value 12-31-10	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 6-30-10	Hypothetical[2] Ending Account Value 12-31-10	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Core Investment Fund							
Class A	$1,000	$1,269.80	$ 6.47	$1,000	$1,019.49	$ 5.76	1.13%
Class B	$1,000	$1,258.70	$13.21	$1,000	$1,013.48	$11.78	2.33%
Class C	$1,000	$1,260.90	$12.21	$1,000	$1,014.43	$10.88	2.14%
Class Y	$1,000	$1,270.80	$ 4.66	$1,000	$1,021.09	$ 4.14	0.82%
Dividend Opportunities Fund							
Class A	$1,000	$1,293.80	$ 7.68	$1,000	$1,018.52	$ 6.76	1.33%
Class B	$1,000	$1,286.90	$13.95	$1,000	$1,013.04	$12.28	2.41%
Class C	$1,000	$1,287.50	$13.04	$1,000	$1,013.85	$11.48	2.25%
Class Y	$1,000	$1,297.30	$ 5.40	$1,000	$1,020.53	$ 4.75	0.93%
Energy Fund							
Class A	$1,000	$1,395.10	$10.18	$1,000	$1,016.72	$ 8.57	1.68%
Class B	$1,000	$1,386.40	$16.70	$1,000	$1,011.16	$14.08	2.79%
Class C	$1,000	$1,389.00	$14.93	$1,000	$1,012.70	$12.58	2.48%
Class Y	$1,000	$1,398.40	$ 6.72	$1,000	$1,019.64	$ 5.65	1.10%
International Growth Fund							
Class A	$1,000	$1,287.00	$ 8.69	$1,000	$1,017.64	$ 7.67	1.50%
Class B	$1,000	$1,278.80	$16.41	$1,000	$1,010.81	$14.48	2.85%
Class C	$1,000	$1,280.40	$14.82	$1,000	$1,012.22	$13.08	2.58%
Class Y	$1,000	$1,290.30	$ 6.18	$1,000	$1,019.82	$ 5.45	1.07%
New Concepts Fund							
Class A	$1,000	$1,322.00	$ 8.36	$1,000	$1,017.97	$ 7.26	1.44%
Class B	$1,000	$1,314.70	$14.70	$1,000	$1,012.54	$12.78	2.51%
Class C	$1,000	$1,313.60	$14.00	$1,000	$1,013.08	$12.18	2.41%
Class Y	$1,000	$1,324.30	$ 6.04	$1,000	$1,020.00	$ 5.25	1.03%
Science and Technology Fund							
Class A	$1,000	$1,238.20	$ 7.72	$1,000	$1,018.30	$ 6.96	1.37%
Class B	$1,000	$1,229.40	$14.05	$1,000	$1,012.63	$12.68	2.49%
Class C	$1,000	$1,230.90	$13.39	$1,000	$1,013.25	$12.08	2.37%
Class Y	$1,000	$1,239.50	$ 5.82	$1,000	$1,020.03	$ 5.25	1.03%
Small Cap Fund							
Class A	$1,000	$1,303.30	$ 8.98	$1,000	$1,017.38	$ 7.87	1.55%
Class B	$1,000	$1,296.30	$15.04	$1,000	$1,012.07	$13.18	2.60%
Class C	$1,000	$1,297.50	$13.67	$1,000	$1,013.30	$11.98	2.36%
Class Y	$1,000	$1,307.30	$ 6.11	$1,000	$1,019.93	$ 5.35	1.05%
Tax-Managed Equity Fund							
Class A	$1,000	$1,262.10	$ 6.56	$1,000	$1,019.37	$ 5.86	1.16%
Class B	$1,000	$1,256.40	$11.85	$1,000	$1,014.70	$10.58	2.08%
Class C	$1,000	$1,257.00	$11.85	$1,000	$1,014.74	$10.58	2.08%

See footnotes on page 6

Waddell & Reed Advisors Funds

(UNAUDITED)

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 6-30-10	Ending Account Value 12-31-10	Expenses Paid During Period*	Beginning Account Value 6-30-10	Ending Account Value 12-31-10	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Value Fund							
Class A	$1,000	$1,225.10	$ 7.79	$1,000	$1,018.16	$ 7.06	1.40%
Class B	$1,000	$1,219.20	$13.98	$1,000	$1,012.64	$12.68	2.49%
Class C	$1,000	$1,219.40	$12.87	$1,000	$1,013.59	$11.68	2.30%
Class Y	$1,000	$1,228.90	$ 5.24	$1,000	$1,020.55	$ 4.75	0.92%
Vanguard Fund							
Class A	$1,000	$1,244.10	$ 7.07	$1,000	$1,018.94	$ 6.36	1.24%
Class B	$1,000	$1,236.60	$13.76	$1,000	$1,012.89	$12.38	2.44%
Class C	$1,000	$1,236.20	$13.19	$1,000	$1,013.41	$11.88	2.34%
Class Y	$1,000	$1,246.80	$ 4.94	$1,000	$1,020.84	$ 4.45	0.87%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2010, and divided by 365.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Asset Allocation

Stocks	**90.3%**
Information Technology	19.6%
Energy	18.5%
Industrials	15.3%
Consumer Discretionary	10.2%
Financials	10.0%
Consumer Staples	7.4%
Health Care	5.6%
Materials	3.7%
Cash and Cash Equivalents	**9.7%**

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	380/816	47
3 Year	541/712	76
5 Year	305/594	52
10 Year	230/277	83

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Schlumberger Limited	Energy
Microsoft Corporation	Information Technology
Exxon Mobil Corporation	Energy
Precision Castparts Corp.	Industrials
Costco Wholesale Corporation	Consumer Staples
Hewlett-Packard Company	Information Technology
Google Inc., Class A	Information Technology
Goldman Sachs Group, Inc. (The)	Financials
Under Armour, Inc., Class A	Consumer Discretionary

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Accumulative Fund *(in thousands)*　　DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 8.3%		
Boeing Company (The)	190	$ 12,399
General Dynamics Corporation	285	20,224
Honeywell International Inc.	195	10,366
Ladish Co., Inc. (A)	211	10,275
Precision Castparts Corp.	250	34,802
Rockwell Collins, Inc.	300	17,478
		105,544
Air Freight & Logistics – 2.1%		
FedEx Corporation	155	14,416
United Parcel Service, Inc., Class B	155	11,250
UTi Worldwide Inc.	60	1,272
		26,938
Apparel Retail – 0.5%		
American Eagle Outfitters, Inc.	450	6,584
Apparel, Accessories & Luxury Goods – 2.1%		
Columbia Sportswear Company	13	808
Luxottica Group S.p.A., ADR	25	753
Under Armour, Inc., Class A (A)	450	24,678
		26,239
Asset Management & Custody Banks – 2.4%		
Invesco Ltd.	530	12,752
Janus Capital Group Inc.	1,400	18,158
		30,910
Auto Parts & Equipment – 2.0%		
BorgWarner Inc. (A)	290	20,983
Gentex Corporation	185	5,469
		26,452
Automobile Manufacturers – 0.2%		
Bayerische Motoren Werke AG (B)	30	2,354
Biotechnology – 1.6%		
Gilead Sciences, Inc. (A)	590	21,382
Broadcasting – 0.5%		
CBS Corporation, Class B	90	1,715
Discovery Holding Company, Class A (A)	115	4,795
		6,510
Communications Equipment – 1.0%		
Cisco Systems, Inc. (A)	150	3,035
QUALCOMM Incorporated	200	9,898
		12,933
Computer Hardware – 8.3%		
Apple Inc. (A)	240	77,414
Hewlett-Packard Company	660	27,786
		105,200
Computer Storage & Peripherals – 1.1%		
NetApp, Inc. (A)	250	13,740
Construction & Engineering – 0.7%		
Fluor Corporation	135	8,945

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 0.9%		
Caterpillar Inc.	10	$ 937
Westinghouse Air Brake Technologies Corporation	200	10,578
		11,515
Consumer Finance – 0.9%		
American Express Company	255	10,945
Data Processing & Outsourced Services – 2.3%		
MasterCard Incorporated, Class A	43	9,637
Visa Inc., Class A	275	19,354
		28,991
Fertilizers & Agricultural Chemicals – 0.8%		
Monsanto Company	150	10,446
Footwear – 1.6%		
NIKE, Inc., Class B	235	20,074
General Merchandise Stores – 0.2%		
Target Corporation	40	2,405
Health Care Distributors – 1.3%		
McKesson Corporation	230	16,187
Health Care Equipment – 1.1%		
Hologic, Inc. (A)	718	13,520
Health Care Facilities – 0.1%		
Community Health Systems, Inc. (A)	50	1,869
Homebuilding – 0.6%		
M.D.C. Holdings, Inc.	135	3,884
Pulte Homes, Inc. (A)	500	3,760
		7,644
Hotels, Resorts & Cruise Lines – 1.2%		
Starwood Hotels & Resorts Worldwide, Inc.	255	15,499
Household Products – 1.7%		
Procter & Gamble Company (The)	330	21,229
Human Resource & Employment Services – 1.2%		
Manpower Inc.	240	15,050
Hypermarkets & Super Centers – 2.4%		
Costco Wholesale Corporation	430	31,050
Industrial Conglomerates – 0.3%		
General Electric Company	235	4,298

Accumulative Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 4.9%		
ConocoPhillips	350	$ 23,835
Exxon Mobil Corporation	530	38,754
		62,589
Internet Software & Services – 2.1%		
Google Inc., Class A (A)	45	26,729
Investment Banking & Brokerage – 4.2%		
Charles Schwab Corporation (The)	1,295	22,157
Goldman Sachs Group, Inc. (The)	148	24,888
Morgan Stanley	230	6,258
		53,303
Oil & Gas Drilling – 2.5%		
Patterson-UTI Energy, Inc.	590	12,715
Transocean Inc. (A)	280	19,462
		32,177
Oil & Gas Equipment & Services – 6.2%		
Halliburton Company	505	20,619
Schlumberger Limited	675	56,363
		76,982
Oil & Gas Exploration & Production – 4.9%		
Equitable Resources, Inc.	485	21,747
Noble Energy, Inc.	120	10,330
Southwestern Energy Company (A)	380	14,223
Ultra Petroleum Corp. (A)	340	16,242
		62,542
Other Diversified Financial Services – 2.1%		
Bank of America Corporation	275	3,669
JPMorgan Chase & Co.	535	22,694
		26,363
Paper Packaging – 1.3%		
Sealed Air Corporation	630	16,034
Pharmaceuticals – 1.5%		
Allergan, Inc.	175	12,017
Teva Pharmaceutical Industries Limited, ADR	123	6,412
		18,429
Railroads – 0.5%		
CSX Corporation	90	5,815
Restaurants – 1.0%		
McDonald's Corporation	160	12,282
Semiconductors – 1.3%		
First Solar, Inc. (A)	58	7,548
Microchip Technology Incorporated	275	9,408
		16,956
Soft Drinks – 1.8%		
Coca-Cola Company (The)	225	14,798
PepsiCo, Inc.	85	5,553
Primo Water Corporation (A)	200	2,842
		23,193
Specialized Consumer Services – 0.3%		
H&R Block, Inc.	295	3,513

COMMON STOCKS (Continued)	Shares	Value
Specialized Finance – 0.4%		
CME Group Inc.	15	$ 4,923
Specialty Chemicals – 1.6%		
Albemarle Corporation	40	2,231
Ecolab Inc.	350	17,647
		19,878
Systems Software – 3.5%		
Microsoft Corporation	1,600	44,672
Tobacco – 1.5%		
Philip Morris International Inc.	320	18,730
Trucking – 1.3%		
J.B. Hunt Transport Services, Inc.	405	16,528
TOTAL COMMON STOCKS – 90.3%		**$1,146,091**
(Cost: $922,465)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 8.1%		
Bank of Nova Scotia,		
0.190%, 1–28–11	$10,000	9,999
Citigroup Funding Inc.:		
0.240%, 1–11–11	15,000	14,999
0.250%, 1–18–11	4,000	4,000
0.300%, 3–2–11	4,000	3,998
Corporacion Andina de Fomento:		
0.230%, 1–12–11	16,000	15,998
0.240%, 1–21–11	5,000	4,999
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
0.300%, 1–5–11	5,000	5,000
0.340%, 1–11–11	6,000	5,999
Hewlett-Packard Company,		
0.150%, 1–7–11	10,000	10,000
John Deere Credit Limited (John Deere Capital Corporation):		
0.210%, 1–19–11	10,000	9,999
0.210%, 1–19–11	8,000	7,999
Prudential Funding LLC,		
0.110%, 1–3–11	3,977	3,977
Sara Lee Corporation,		
0.240%, 1–6–11	5,000	5,000
		101,967
Commercial Paper (backed by irrevocable bank letter of credit) (C) – 0.4%		
COFCO Capital Corp. (Rabobank Nederland),		
0.260%, 1–20–11	5,466	5,465
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.154%, 1–3–11 (D)	3,802	3,802
Municipal Obligations – Taxable – 1.1%		
Indl Dev Auth of Phoenix, AZ, Adj Mode, Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apartment Proj), Ser 2007A (Wachovia Bank, N.A.),		
0.300%, 1–3–11 (D)	5,000	5,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Public Bldg Auth of Montgomery Cnty, TN, Adj Rate Pooled Fin, Rev Bonds (TN Cnty Loan Pool), Ser 2008 (Bank of America, N.A.),		
0.360%, 1–3–11 (D)	$9,070	$ 9,070
		14,070
TOTAL SHORT-TERM SECURITIES – 9.9%		$ 125,304
(Cost: $125,304)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$1,271,395**
(Cost: $1,047,769)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		(2,181)
NET ASSETS – 100.0%		**$1,269,214**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at December 31, 2010.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Strategy Fund

Asset Allocation

Stocks	**83.3%**
Consumer Discretionary	28.9%
Financials	16.0%
Information Technology	14.4%
Energy	8.8%
Materials	6.1%
Industrials	5.7%
Consumer Staples	2.6%
Telecommunication Services	0.7%
Health Care	0.1%
Bullion (Gold)	**13.5%**
Options	**0.7%**
Bonds	**0.6%**
Corporate Debt Securities	0.4%
United States Government and Government Agency Obligations	0.2%
Cash and Cash Equivalents	**1.9%**

Country Weightings

North America	**35.1%**
United States	35.1%
Pacific Basin	**25.2%**
China	12.5%
Hong Kong	4.5%
Other Pacific Basin	8.2%
Europe	**19.7%**
Germany	6.0%
United Kingdom	4.2%
Other Europe	9.5%
Bullion (Gold)	**13.5%**
South America	**3.9%**
Brazil	3.9%
Cash and Cash Equivalents and Options	**2.6%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	124/195	64
3 Year	47/104	45
5 Year	2/58	4
10 Year	6/39	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Volkswagen AG	Germany	Consumer Discretionary
Apple Inc.	United States	Information Technology
Hyundai Motor Company	South Korea	Consumer Discretionary
Cognizant Technology Solutions Corporation, Class A	United States	Information Technology
Starwood Hotels & Resorts Worldwide, Inc.	United States	Consumer Discretionary
ConocoPhillips	United States	Energy
Standard Chartered plc	United Kingdom	Financials
Halliburton Company	United States	Energy

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Asset Strategy Fund (in thousands)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.3%		
Honeywell International Inc.	190	$ 10,095
Airlines – 0.3%		
Cathay Pacific Airways Limited, H Shares (A)	3,272	9,029
Apparel, Accessories & Luxury Goods – 3.3%		
Compagnie Financiere Richemont S.A. (A)	970	57,082
Luxottica Group S.p.A. (A)	57	1,728
LVMH Moet Hennessy—Louis Vuitton (A)	308	50,732
		109,542
Automobile Manufacturers – 3.8%		
Bayerische Motoren Werke AG (A)	362	28,385
Hyundai Motor Company (A)(B)	635	97,015
		125,400
Broadcasting – 0.9%		
CBS Corporation, Class B	1,515	28,861
Casinos & Gaming – 11.0%		
Las Vegas Sands, Inc. (B)	441	20,264
Sands China Ltd. (A)(B)(C)	58,172	127,826
Wynn Macau, Limited (A)	18,826	42,143
Wynn Macau, Limited (A)(C)	2,644	5,920
Wynn Resorts, Limited	1,646	170,878
		367,031
Coal & Consumable Fuels – 0.3%		
China Coal Energy Company Limited, H Shares (A)	5,430	8,481
Commodity Chemicals – 0.7%		
PTT Chemical Public Company Limited (A)(C)	4,832	23,560
Communications Equipment – 1.0%		
Juniper Networks, Inc. (B)	858	31,663
Computer Hardware – 3.3%		
Apple Inc. (B)	343	110,508
Computer Storage & Peripherals – 2.2%		
NetApp, Inc. (B)	1,322	72,646
Construction & Engineering – 0.4%		
China Railway Construction Corporation Limited, H Shares (A)(B)	6,943	8,360
China Railway Group Limited, H Shares (A)	9,651	6,966
		15,326
Construction & Farm Machinery & Heavy Trucks – 3.8%		
AB Volvo (A)(C)	1,473	25,946
AB Volvo, Class B (A)	2,191	38,595
Cummins Inc.	422	46,402
Tata Motors Limited (A)	596	17,442
		128,385
Distributors – 1.2%		
Li & Fung Limited (A)	6,767	39,266

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 8.4%		
Banco Santander Brasil S.A., ADR	944	$ 12,837
Banco Santander Brasil S.A., Units (A)(C)	1,313	17,835
Banco Santander, S.A. (A)	2,967	31,434
BOC Hong Kong (Holdings) Limited (A)	8,066	27,448
HDFC Bank Limited (A)	156	8,170
ICICI Bank Limited (A)	2,075	53,136
Standard Chartered plc (A)	3,006	80,864
State Bank of India (A)	179	11,256
Turkiye Garanti Bankasi Anonim Sirketi (A)	6,323	32,025
		275,005
Diversified Capital Markets – 0.5%		
Credit Suisse Group AG, Registered Shares (A)	411	16,555
Diversified Metals & Mining – 5.4%		
Companhia Vale de Rio Doce, ADR	1,158	40,025
Freeport-McMoRan Copper & Gold Inc., Class B	633	75,970
Rio Tinto Limited (A)	228	19,923
Xstrata plc (A)	1,920	45,067
		180,985
Footwear – 1.0%		
NIKE, Inc., Class B	372	31,785
Hotels, Resorts & Cruise Lines – 2.6%		
Shangri-la Asia Limited (A)	1,302	3,534
Starwood Hotels & Resorts Worldwide, Inc.	1,379	83,792
		87,326
Industrial Conglomerates – 0.4%		
Hutchison Whampoa Limited, Ordinary Shares (A)	1,134	11,671
Industrial Machinery – 0.1%		
Eaton Corporation	33	3,330
Integrated Oil & Gas – 2.6%		
ConocoPhillips	1,217	82,864
Exxon Mobil Corporation	46	3,364
		86,228
Internet Software & Services – 2.6%		
Baidu.com, Inc., ADR (B)	511	49,346
Google Inc., Class A (B)	11	6,652
Tencent Holdings Limited (A)	1,419	30,826
		86,824
Investment Banking & Brokerage – 0.6%		
Goldman Sachs Group, Inc. (The)	124	20,852
IT Consulting & Other Services – 2.7%		
Cognizant Technology Solutions Corporation, Class A (B)	1,209	88,636
Life & Health Insurance – 2.4%		
AIA Group Limited (A)(B)	2,570	7,226
AIA Group Limited (A)(B)(C)	14,591	41,015
China Life Insurance Company Limited, H Shares (A)	3,493	14,268

Asset Strategy Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Life & Health Insurance (Continued)		
Ping An Insurance (Group) Company of China, Ltd. (A)(C)	620	$ 6,926
Prudential plc (A)	1,036	10,792
		80,227
Movies & Entertainment – 0.0%		
Walt Disney Company (The)	—*	15
Multi-Line Insurance – 2.1%		
China Pacific Insurance (Group) Co. Ltd., H Shares (A)	16,677	69,302
Multi-Sector Holdings – 0.2%		
Chongqing Rural Commercial Bank Co., Ltd., H Shares (A)(B)	9,874	6,644
Oil & Gas Drilling – 1.5%		
Seadrill Limited (A)	1,486	50,215
Oil & Gas Equipment & Services – 4.4%		
Halliburton Company	1,919	78,336
National Oilwell Varco, Inc.	52	3,504
Schlumberger Limited	808	67,493
		149,333
Personal Products – 1.5%		
Hengan International Group Company Limited (A)	2,832	24,426
Mead Johnson Nutrition Company	428	26,662
		51,088
Pharmaceuticals – 0.1%		
Allergan, Inc.	71	4,889
Real Estate Operating Companies – 0.0%		
Renhe Commercial Holdings Company Limited (A)(C)	9,342	1,635
Semiconductor Equipment – 0.8%		
ASML Holding N.V., Ordinary Shares (A)	730	28,173
Semiconductors – 1.0%		
First Solar, Inc. (B)	254	33,043
Systems Software – 0.8%		
Oracle Corporation	807	25,250
Tobacco – 1.1%		
Philip Morris International Inc.	629	36,827
Trucking – 0.4%		
A.P. Moller – Maersk A/S (A)	1	11,817
Wireless Telecommunication Service – 0.7%		
China Mobile Limited (A)	2,509	24,920
TOTAL COMMON STOCKS – 76.4%		**$2,542,368**
(Cost: $1,814,602)		

INVESTMENT FUNDS – 0.2%	Shares	Value
Multiple Industry		
Vietnam Azalea Fund Limited (B)(D)(E)	1,100	**$ 5,841**
(Cost: $7,268)		

PREFERRED STOCKS		
Automobile Manufacturers – 5.1%		
Volkswagen AG (A)	723	117,724
Volkswagen AG (A)(C)	321	52,251
		169,975
Diversified Banks – 1.6%		
Itau Unibanco Holding S.A., ADR	2,242	53,833
TOTAL PREFERRED STOCKS – 6.7%		**$ 223,808**
(Cost: $128,474)		

CORPORATE DEBT SECURITIES	Principal	
Automobile Manufacturers – 0.1%		
Toyota Motor Credit Corporation, 2.670%, 1–18–15 (F)	$ 2,400	2,346
Construction Materials – 0.1%		
CEMEX Espana, S.A., 9.250%, 5–12–20 (C)	2,789	2,741
Forest Products – 0.0%		
Sino-Forest Corporation, 10.250%, 7–28–14 (C)	1,325	1,530
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	830	857
Independent Power Producers & Energy Traders – 0.2%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (C)(G)	BRL8,400	6,576
TOTAL CORPORATE DEBT SECURITIES – 0.4%		**$ 14,050**
(Cost: $12,113)		

PUT OPTIONS	Number of Contracts	
Dow Jones Euro STOXX 50 Index:		
Feb EUR2,800, Expires 2–18–11 (G)	3	3,653
Feb EUR2,700, Expires 2–22–11 (G)	3	2,190
Feb EUR2,750, Expires 2–22–11 (G)	2	2,133
Mar EUR2,700, Expires 3–21–11 (G)	4	4,282
Mar EUR2,750, Expires 3–21–11 (G)	5	6,683
Hang Seng China Enterprises Index:		
Jan HKD12,400, Expires 1–31–11 (G)	1	785
Mar HKD12,200, Expires 3–31–11 (G)	—*	246
Mar HKD12,400, Expires 3–31–11 (G)	1	1,583
Hang Seng Index:		
Jan HKD22,200, Expires 1–31–11 (G)	—*	225
Jan HKD22,400, Expires 1–31–11 (G)	—*	422
Mar HKD22,000, Expires 3–31–11 (G)	—*	481
Mar HKD22,200, Expires 3–31–11 (G)	—*	840
Mar HKD22,400, Expires 3–31–11 (G)	—*	684
TOTAL PUT OPTIONS—0.7%		**$ 24,207**
(Cost: $23,923)		

Asset Strategy Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%	Principal	Value
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
5.500%, 9–15–17 (H)	$ 1,418	$ 100
5.000%, 11–15–17 (H)	686	43
5.000%, 4–15–19 (H)	1,289	87
5.000%, 11–15–22 (H)	341	13
5.500%, 3–15–23 (H)	1,049	111
5.000%, 5–15–23 (H)	614	31
5.000%, 8–15–23 (H)	525	38
5.500%, 4–15–25 (H)	160	3
5.500%, 10–15–25 (H)	4,225	541
5.000%, 10–15–28 (H)	604	2
5.500%, 2–15–30 (H)	338	9
5.000%, 8–15–30 (H)	443	10
5.500%, 3–15–31 (H)	682	35
5.500%, 10–15–32 (H)	2,918	328
5.500%, 5–15–33 (H)	2,254	446
6.000%, 11–15–35 (H)	1,543	311
Federal National Mortgage Association		
Agency REMIC/CMO:		
5.000%, 5–25–22 (H)	290	9
5.500%, 6–25–23 (H)	1,335	164
5.000%, 8–25–23 (H)	1,296	93
5.000%, 11–25–23 (H)	1,221	107
5.000%, 9–25–30 (H)	1,254	39
5.500%, 8–25–33 (H)	2,650	429
5.500%, 12–25–33 (H)	2,971	430
5.500%, 4–25–34 (H)	3,971	774
5.500%, 11–25–36 (H)	5,257	1,061
Government National Mortgage Association		
Agency REMIC/CMO:		
5.000%, 1–20–30 (H)	1,224	33
5.000%, 6–20–31 (H)	1,831	99
5.500%, 3–20–32 (H)	1,495	163
5.000%, 7–20–33 (H)	545	56
5.500%, 11–20–33 (H)	2,326	276
5.500%, 6–20–35 (H)	1,551	275
5.500%, 7–20–35 (H)	2,039	262
5.500%, 10–16–35 (H)	1,684	337
		$ 6,715
(Cost: $9,866)		

BULLION – 13.5%	Troy Ounces	Value
Gold	316	$ 448,900
(Cost: $313,558)		

SHORT-TERM SECURITIES – 2.2%	Principal	
Commercial Paper (I)		
AT&T Inc.,		
0.120%, 1–3–11	$ 18,857	18,857
Corporacion Andina de Fomento,		
0.350%, 1–13–11	5,000	4,999
Credit Suisse Group, New York Branch:		
0.180%, 1–5–11	10,000	10,000
0.190%, 1–6–11	15,000	15,000
Kraft Foods Inc.,		
0.340%, 1–18–11	4,890	4,889
Societe Generale N.A. Inc.:		
0.070%, 1–3–11	7,000	7,000
0.320%, 2–1–11	7,000	6,998
0.340%, 2–4–11	5,000	4,998
		$ 72,741
(Cost: $72,741)		

TOTAL INVESTMENT SECURITIES – 100.3%	**$3,338,630**
(Cost: $2,382,545)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)	**(10,345)**
NET ASSETS – 100.0%	**$3,328,285**

Notes to Schedule of Investments

The following total return swap agreements were outstanding at December 31, 2010:

Counterparty	Notional Amount (G)	Underlying Security	Termination Date	Financing Fee #	Unrealized Appreciation (Depreciation)
Morgan Stanley	BRL57,044	Bovespa Index Feb 11 Future	2–16–11	N/A	$56
Goldman Sachs	1,386	Bovespa Index Feb 11 Future	2–16–11	N/A	18
Goldman Sachs	43,330	Bovespa Index Feb 11 Future	2–16–11	N/A	(19)
Goldman Sachs	3,050	Bovespa Index Feb 11 Future	2–16–11	N/A	(19)
					$36

#On the termination date of the swap contracts, the Fund will pay/receive the difference between the beginning notional amount and the closing notional amount.

Asset Strategy Fund (in thousands) DECEMBER 31, 2010 (UNAUDITED)

The following forward foreign currency contracts were outstanding at December 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	541,420	6–25–12	$1,138	$ —
Buy	Chinese Yuan Renminbi	Citibank, N.A.	179,300	6–28–12	565	—
Sell	Euro	Morgan Stanley International	81,300	3–22–11	—	1,823
Sell	Euro	Nomura Securities International	113,300	3–24–11	—	3,145
Sell	Euro	Goldman Sachs International	120,584	3–28–11	—	3,298
					$1,703	$8,266

The following written options were outstanding at December 31, 2010:

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price (G)	Premium Received	Market Value
Dow Jones Euro STOXX 50 Index:	Credit Suisse	3	February 2011	EUR2,450	$ 615	$ (615)
	Morgan Stanley Smith Barney LLC	2	February 2011	2,500	466	(588)
	Morgan Stanley Smith Barney LLC	3	February 2011	2,550	638	(1,036)
	Credit Suisse	4	March 2011	2,450	1,492	(1,590)
	Goldman, Sachs & Company	5	March 2011	2,500	1,834	(2,523)
					$5,045	$(6,352)

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2010, the total value of these securities amounted to $313,761 or 9.4% of net assets.

(D)Restricted security. At December 31, 2010, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07 to 1–28–09	1,100	$7,268	$5,841

The total value of this security represented 0.2% of net assets at December 31, 2010.

(E)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company or other related parties, together own approximately 30% of the outstanding shares of this security at December 31, 2010.

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010.

(G)Principal amount, notional amount and exercise price are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, EUR - Euro and HKD - Hong Kong Dollar).

(H)Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(I)Rate shown is the yield to maturity at December 31, 2010.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Asset Strategy Fund *(in thousands)*

Country Diversification

(as a % of net assets)	
United States	35.1%
China	12.5%
Germany	6.0%
Hong Kong	4.5%
United Kingdom	4.2%
Brazil	3.9%
South Korea	2.9%
India	2.7%
Switzerland	2.2%
Sweden	2.0%
France	1.5%
Norway	1.5%
Turkey	1.1%
Spain	1.0%
Netherlands	0.8%
Thailand	0.7%
Australia	0.6%
Denmark	0.4%
Vietnam	0.2%
Italy	0.1%
Other+	16.1%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Continental Income Fund

Asset Allocation

Stocks	**73.1%**
Consumer Discretionary	15.7%
Industrials	12.6%
Information Technology	12.0%
Consumer Staples	9.4%
Energy	9.3%
Financials	6.4%
Health Care	5.1%
Materials	1.3%
Utilities	0.9%
Telecommunication Services	0.4%
Bonds	**25.0%**
Corporate Debt Securities	15.5%
United States Government and Government Agency Obligations	9.0%
Other Government Securities	0.5%
Cash and Cash Equivalents	**1.9%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
JPMorgan Chase & Co.	Financials
Emerson Electric Co.	Industrials
Microchip Technology Incorporated	Information Technology
National Oilwell Varco, Inc.	Energy
ConocoPhillips	Energy
Union Pacific Corporation	Industrials
Hyatt Hotels Corporation, Class A	Consumer Discretionary
Estee Lauder Companies Inc. (The), Class A	Consumer Staples
Schlumberger Limited	Energy

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	32/558	6
3 Year	21/501	5
5 Year	12/412	3
10 Year	38/205	19

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Continental Income Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.8%		
General Dynamics Corporation	34	$ 2,384
Honeywell International Inc.	179	9,516
		11,900
Air Freight & Logistics – 1.6%		
Expeditors International of Washington, Inc.	189	10,308
Auto Parts & Equipment – 3.1%		
BorgWarner Inc. (A)	138	10,008
Johnson Controls, Inc.	247	9,432
		19,440
Broadcasting – 1.6%		
CBS Corporation, Class B	554	10,561
Casinos & Gaming – 1.3%		
Wynn Resorts, Limited	82	8,463
Computer Hardware – 3.7%		
Apple Inc. (A)	60	19,257
Hewlett-Packard Company	121	5,081
		24,338
Construction & Engineering – 1.4%		
Quanta Services, Inc. (A)	461	9,183
Construction & Farm Machinery & Heavy Trucks – 0.8%		
Cummins Inc.	47	5,159
Data Processing & Outsourced Services – 1.1%		
Paychex, Inc.	224	6,933
Department Stores – 1.2%		
Macy's Inc.	300	7,585
Distillers & Vintners – 1.5%		
Brown-Forman Corporation, Class B	141	9,844
Diversified Chemicals – 1.3%		
Dow Chemical Company (The)	254	8,658
Electric Utilities – 0.9%		
PPL Corporation	222	5,840
Electrical Components & Equipment – 2.4%		
Emerson Electric Co.	273	15,630
Footwear – 1.4%		
NIKE, Inc., Class B	110	9,422
General Merchandise Stores – 1.5%		
Target Corporation	161	9,699
Health Care Distributors – 1.3%		
Henry Schein, Inc. (A)	133	8,146

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies – 1.4%		
DENTSPLY International Inc.	272	$ 9,298
Hotels, Resorts & Cruise Lines – 2.7%		
Carnival Corporation	131	6,031
Hyatt Hotels Corporation, Class A (A)	244	11,152
		17,183
Household Products – 1.3%		
Colgate-Palmolive Company	107	8,559
Human Resource & Employment Services – 1.5%		
Manpower Inc.	160	10,042
Industrial Machinery – 1.3%		
Eaton Corporation	81	8,172
Integrated Oil & Gas – 3.0%		
ConocoPhillips	199	13,573
Exxon Mobil Corporation	81	5,937
		19,510
Integrated Telecommunication Services – 0.4%		
Frontier Communications Corporation	261	2,543
IT Consulting & Other Services – 1.6%		
Accenture plc, Class A	212	10,294
Motorcycle Manufacturers – 0.9%		
Harley-Davidson, Inc.	176	6,088
Oil & Gas Equipment & Services – 5.3%		
Halliburton Company	243	9,930
National Oilwell Varco, Inc.	217	14,572
Schlumberger Limited	127	10,630
		35,132
Oil & Gas Exploration & Production – 1.0%		
Southwestern Energy Company (A)	166	6,225
Other Diversified Financial Services – 2.7%		
JPMorgan Chase & Co.	409	17,351
Packaged Foods & Meats – 0.9%		
General Mills, Inc.	162	5,748
Personal Products – 3.1%		
Estee Lauder Companies Inc. (The), Class A	136	10,984
Mead Johnson Nutrition Company	147	9,163
		20,147
Pharmaceuticals – 2.4%		
Abbott Laboratories	112	5,371
Allergan, Inc.	150	10,307
		15,678
Property & Casualty Insurance – 1.5%		
Travelers Companies, Inc. (The)	172	9,604

Continental Income Fund (in thousands) DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Railroads – 1.8%		
Union Pacific Corporation	125	$ 11,564
Real Estate Management & Development – 1.5%		
CB Richard Ellis Group, Inc., Class A (A)	477	9,771
Regional Banks – 0.7%		
PNC Financial Services Group, Inc. (The)	78	4,760
Restaurants – 2.0%		
McDonald's Corporation	126	9,664
Starbucks Corporation	113	3,640
		13,304
Semiconductor Equipment – 2.5%		
ASML Holding N.V., NY Registry Shares	203	7,795
Lam Research Corporation (A)	162	8,378
		16,173
Semiconductors – 2.3%		
Microchip Technology Incorporated	447	15,288
Soft Drinks – 1.2%		
PepsiCo, Inc.	124	8,101
Systems Software – 0.8%		
Microsoft Corporation	175	4,892
Tobacco – 1.4%		
Philip Morris International Inc.	156	9,131
TOTAL COMMON STOCKS – 73.1%		**$475,667**
(Cost: $348,963)		

CORPORATE DEBT SECURITIES	Principal	Value
Airlines – 0.2%		
Southwest Airlines Co., 6.500%, 3–1–12	$ 1,500	1,570
Automobile Manufacturers – 1.2%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	4,000	7,994
Brewers – 0.4%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	1,000	1,032
5.375%, 11–15–14 (B)	1,500	1,652
		2,684
Broadcasting – 0.6%		
CBS Corporation:		
8.875%, 5–15–19	2,000	2,516
4.300%, 2–15–21	1,500	1,424
		3,940
Communications Equipment – 0.4%		
Cisco Systems, Inc.:		
5.250%, 2–22–11	2,000	2,012
2.900%, 11–17–14	500	519
		2,531

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Computer Hardware – 0.5%		
International Business Machines Corporation, 2.100%, 5–6–13	$ 3,000	$ 3,073
Construction & Farm Machinery & Heavy Trucks – 0.2%		
John Deere Capital Corporation, 5.250%, 10–1–12	1,250	1,345
Consumer Finance – 0.4%		
American Express Credit Corporation, 5.125%, 8–25–14	400	431
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	500	500
Ford Motor Credit Company LLC, 7.000%, 4–15–15	1,500	1,613
		2,544
Data Processing & Outsourced Services – 0.4%		
Western Union Company (The), 6.500%, 2–26–14	3,000	3,351
Department Stores – 0.3%		
Kohl's Corporation, 6.300%, 3–1–11	2,000	2,017
Diversified Banks – 0.2%		
U.S. Bancorp, 4.200%, 5–15–14	1,500	1,602
Diversified Capital Markets – 0.1%		
Deutsche Bank AG, 3.450%, 3–30–15	750	768
Diversified Chemicals – 0.2%		
E.I. du Pont de Nemours and Company, 3.250%, 1–15–15	1,000	1,038
Diversified Metals & Mining – 0.2%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	1,000	1,211
Drug Retail – 0.3%		
CVS Caremark Corporation, 3.250%, 5–18–15	2,000	2,033
Education Services – 0.2%		
Yale University, 2.900%, 10–15–14	1,000	1,031
Environmental & Facilities Services – 0.1%		
Republic Services, Inc., 5.000%, 3–1–20	500	526
Food Retail – 0.3%		
Kroger Co. (The), 6.200%, 6–15–12	2,000	2,145

Continental Income Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gold – 0.3%		
Newmont Mining Corporation, Convertible,		
3.000%, 2–15–12	$ 1,500	$ 2,087
Home Improvement Retail – 0.3%		
Home Depot, Inc. (The),		
5.200%, 3–1–11	2,000	2,015
Hypermarkets & Super Centers – 0.1%		
Wal-Mart Stores, Inc.,		
2.875%, 4–1–15	875	898
Industrial Conglomerates – 0.1%		
Textron Inc.,		
6.200%, 3–15–15	500	546
Industrial Gases – 0.4%		
Praxair, Inc.,		
4.375%, 3–31–14	2,500	2,670
Industrial Machinery – 0.4%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	2,500	2,757
Integrated Oil & Gas – 0.7%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	1,000	1,072
Chevron Corporation,		
3.450%, 3–3–12	1,000	1,032
ConocoPhillips,		
4.750%, 2–1–14	2,500	2,715
		4,819
Integrated Telecommunication Services – 0.3%		
AT&T Inc.,		
4.850%, 2–15–14	2,000	2,163
Investment Banking & Brokerage – 0.5%		
Morgan Stanley,		
4.100%, 1–26–15	3,000	3,044
Life & Health Insurance – 0.6%		
MetLife Global Funding I:		
5.125%, 6–10–14 (B)	1,500	1,632
2.500%, 9–29–15 (B)	1,500	1,478
Prudential Financial, Inc.,		
4.750%, 9–17–15	1,000	1,058
		4,168
Movies & Entertainment – 0.2%		
Viacom Inc.,		
4.375%, 9–15–14	1,000	1,065
Multi-Utilities – 0.2%		
Duke Energy Ohio, Inc.,		
2.100%, 6–15–13	1,000	1,019

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Office Electronics – 0.5%		
Xerox Capital Trust I,		
8.000%, 2–1–27	$ 2,000	$ 2,035
Xerox Corporation,		
4.250%, 2–15–15	1,000	1,046
		3,081
Oil & Gas Exploration & Production – 0.2%		
EOG Resources, Inc.,		
2.500%, 2–1–16	1,000	978
Other Diversified Financial Services – 0.7%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	3,000	3,202
7.900%, 4–29–49 (C)	1,000	1,063
		4,265
Packaged Foods & Meats – 0.6%		
Kellogg Company,		
4.450%, 5–30–16	1,000	1,076
Kraft Foods Inc.,		
4.125%, 2–9–16	2,000	2,099
		3,175
Pharmaceuticals – 1.3%		
Abbott Laboratories,		
3.750%, 3–15–11	2,000	2,014
Novartis Capital Corporation,		
1.900%, 4–24–13	500	508
Pfizer Inc.,		
4.450%, 3–15–12	2,500	2,609
Roche Holdings Ltd,		
5.000%, 3–1–14 (B)	3,000	3,285
		8,416
Property & Casualty Insurance – 0.8%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (B)	3,000	3,120
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	2,600	2,594
		5,714
Restaurants – 0.1%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	500	528
Soft Drinks – 0.4%		
Coca-Cola Enterprises Inc.,		
3.750%, 3–1–12	1,000	1,035
PepsiCo, Inc.,		
3.750%, 3–1–14	1,250	1,323
		2,358
Systems Software – 0.1%		
Microsoft Corporation,		
2.950%, 6–1–14	500	520
Tobacco – 0.1%		
Philip Morris International Inc.,		
4.500%, 3–26–20	750	775

Continental Income Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service – 0.4%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	$ 1,000	$ 1,028
American Tower Corporation,		
4.625%, 4–1–5	1,500	1,567
		2,595
TOTAL CORPORATE DEBT SECURITIES – 15.5%		**$101,059**
(Cost: $92,378)		

OTHER GOVERNMENT SECURITIES		
Qatar – 0.2%		
State of Qatar,		
4.000%, 1–20–15 (B)	1,500	1,553
Supranational – 0.3%		
International Bank for Reconstruction and Development,		
2.375%, 5–26–15	1,650	1,688
TOTAL OTHER GOVERNMENT SECURITIES – 0.5%		**$ 3,241**
(Cost: $3,142)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.5%		
National Archives Facility Trust,		
8.500%, 9–1–19	2,680	3,249
Mortgage-Backed Obligations – 1.1%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
6.500%, 12–1–31	290	325
6.500%, 1–1–32	182	205
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7–1–18	1,465	1,552
4.500%, 9–1–19	3,464	3,648
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
9.000%, 1–15–17	—*	—*
4.000%, 9–15–18	1,326	1,386
6.500%, 8–15–28	196	223
		7,339
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.6%		**$ 10,588**
(Cost: $9,690)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.6%		
United States Treasury Notes,		
3.000%, 7–15–12 (D)	3,649	3,876
Treasury Obligations – 6.8%		
United States Treasury Bonds:		
7.250%, 5–15–16	8,500	10,716
6.250%, 8–15–23	5,000	6,284
United States Treasury Notes:		
4.250%, 11–15–14	$10,000	$ 11,055
4.250%, 8–15–15	15,000	16,610
		44,665
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 7.4%		**$ 48,541**
(Cost: $42,621)		

SHORT-TERM SECURITIES		
Commercial Paper (E) – 0.9%		
Prudential Funding LLC,		
0.110%, 1–3–11	6,167	6,167
Master Note – 0.6%		
Toyota Motor Credit Corporation,		
0.154%, 1–3–11 (F)	3,780	3,780
TOTAL SHORT-TERM SECURITIES – 1.5%		**$ 9,947**
(Cost: $9,947)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$649,043**
(Cost: $506,741)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**2,521**
NET ASSETS – 100.0%		**$651,564**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2010, the total value of these securities amounted to $12,720 or 2.0% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010.

(D)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(E)Rate shown is the yield to maturity at December 31, 2010.

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Core Investment Fund

ALL DATA IS AS OF DECEMBER 31, 2010 (UNAUDITED)

Asset Allocation

Stocks	**98.3%**
Consumer Discretionary	19.5%
Industrials	18.9%
Information Technology	15.9%
Energy	11.9%
Consumer Staples	11.8%
Financials	10.9%
Health Care	5.9%
Telecommunication Services	1.9%
Materials	1.6%
Cash and Cash Equivalents	**1.7%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	12/1,069	2
3 Year	103/910	12
5 Year	24/768	4
10 Year	172/461	38

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
CBS Corporation, Class B	Consumer Discretionary
ConocoPhillips	Energy
Union Pacific Corporation	Industrials
Halliburton Company	Energy
Lam Research Corporation	Information Technology
Coca-Cola Company (The)	Consumer Staples
Capital One Financial Corporation	Financials
Amgen Inc.	Health Care
Schlumberger Limited	Energy
Parker Hannifin Corporation	Industrials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Core Investment Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.9%		
Boeing Company (The)	912	$ 59,491
Honeywell International Inc.	823	43,767
Precision Castparts Corp.	477	66,389
		169,647
Apparel Retail – 1.0%		
Urban Outfitters, Inc. (A)	784	28,082
Auto Parts & Equipment – 0.3%		
Johnson Controls, Inc.	190	7,273
Automobile Manufacturers – 1.7%		
Bayerische Motoren Werke AG (B)	636	49,921
Biotechnology – 3.0%		
Amgen Inc. (A)	1,594	87,505
Broadcasting – 4.8%		
CBS Corporation, Class B	6,441	122,701
Discovery Holding Company, Class A (A)	339	14,131
		136,832
Cable & Satellite – 1.4%		
DIRECTV Group, Inc. (The) (A)	1,027	41,002
Communications Equipment – 1.6%		
Juniper Networks, Inc. (A)	1,228	45,332
Computer Hardware – 2.6%		
Apple Inc. (A)	112	36,030
Hewlett-Packard Company	932	39,246
		75,276
Computer Storage & Peripherals – 1.2%		
NetApp, Inc. (A)	630	34,603
Construction & Farm Machinery & Heavy Trucks – 5.3%		
Caterpillar Inc.	624	58,426
Cummins Inc.	579	63,701
PACCAR Inc	539	30,944
		153,071
Consumer Finance – 3.1%		
Capital One Financial Corporation	2,080	88,504
Department Stores – 2.1%		
Macy's Inc.	2,436	61,642
Diversified Banks – 4.1%		
Comerica Incorporated	1,177	49,718
Wells Fargo & Company	2,240	69,415
		119,133
Fertilizers & Agricultural Chemicals – 1.6%		
Monsanto Company	645	44,946
Health Care Equipment – 1.3%		
Covidien plc	793	36,222

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 1.7%		
Starwood Hotels & Resorts Worldwide, Inc.	820	$ 49,814
Hypermarkets & Super Centers – 2.2%		
Costco Wholesale Corporation	866	62,541
Industrial Machinery – 4.2%		
Eaton Corporation	436	44,289
Parker Hannifin Corporation	896	77,354
		121,643
Integrated Oil & Gas – 4.0%		
ConocoPhillips	1,683	114,595
Integrated Telecommunication Services – 1.9%		
AT&T Inc.	1,915	56,272
Internet Retail – 1.0%		
Amazon.com, Inc. (A)	163	29,376
Investment Banking & Brokerage – 1.3%		
Lazard Group LLC	937	36,990
Motorcycle Manufacturers – 2.1%		
Harley-Davidson, Inc.	1,751	60,696
Oil & Gas Equipment & Services – 5.9%		
Halliburton Company	2,306	94,135
Schlumberger Limited	929	77,535
		171,670
Oil & Gas Exploration & Production – 2.0%		
Noble Energy, Inc.	661	56,907
Other Diversified Financial Services – 2.4%		
JPMorgan Chase & Co.	1,664	70,604
Packaged Foods & Meats – 2.5%		
General Mills, Inc.	1,990	70,820
Personal Products – 2.1%		
Estee Lauder Companies Inc. (The), Class A	734	59,202
Pharmaceuticals – 1.6%		
Allergan, Inc.	682	46,830
Railroads – 3.5%		
Union Pacific Corporation	1,102	102,111
Restaurants – 3.4%		
McDonald's Corporation	689	52,857
YUM! Brands, Inc.	877	42,992
		95,849
Semiconductor Equipment – 3.2%		
Lam Research Corporation (A)	1,807	93,581

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 4.8%		
Broadcom Corporation, Class A	727	$ 31,667
First Solar, Inc. (A)	342	44,556
Microchip Technology Incorporated	1,867	63,863
		140,086
Soft Drinks – 3.0%		
Coca-Cola Company (The)	1,370	90,099
Systems Software – 2.5%		
Oracle Corporation	2,267	70,957
Tobacco – 2.0%		
Philip Morris International Inc.	996	58,270
TOTAL COMMON STOCKS – 98.3%		**$2,837,904**
(Cost: $2,155,520)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.6%		
Citigroup Funding Inc.,		
0.250%, 1–18–11	$ 4,000	4,000
Emerson Electric Co.,		
0.140%, 1–5–11	10,929	10,929
John Deere Credit Limited (John Deere Capital		
Corporation),		
0.210%, 1–19–11	10,000	9,999
Novartis Finance Corp.:		
0.140%, 1–5–11	20,000	19,999
0.170%, 1–10–11	1,445	1,445
		46,372
Master Note – 0.2%		
Toyota Motor Credit Corporation,		
0.154%, 1–3–11 (D)	4,748	4,748
Municipal Obligations—Taxable —0.6%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev		
Bonds (Pacific Gas and Elec Co), Ser C		
(JPMorgan Chase Bank, N.A.),		
0.290%, 1–3–11 (D)	6,130	6,130
Norfolk, VA, Redev and Hsng Auth, Var Rate		
Demand Rev and Rfdg Bonds (Old		
Dominion Univ Real Estate Fndtn 45th Street		
Parking Garage, LLC Univ Vlg Parking Fac		
Proj), Ser 2008 (Bank of America, N.A.),		
0.340%, 1–3–11 (D)	2,770	2,770
NYC GO Bonds, Fiscal 2006 Ser E (Bank of		
America, N.A.),		
0.340%, 1–3–11 (D)	9,000	9,000
		17,900
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 69,020
(Cost: $69,020)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$2,906,924**
(Cost: $2,224,540)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7%)		(19,215)
NET ASSETS – 100.0%		**$2,887,709**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at December 31, 2010.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Dividend Opportunities Fund

Asset Allocation

Stocks	**97.7%**
Industrials	22.6%
Energy	20.7%
Consumer Discretionary	11.4%
Financials	11.4%
Consumer Staples	10.3%
Information Technology	9.7%
Materials	4.8%
Health Care	3.2%
Telecommunication Services	2.7%
Utilities	0.9%
Cash and Cash Equivalents	**2.3%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	89/281	32
3 Year	206/243	85
5 Year	94/198	48

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Schlumberger Limited	Energy
National Oilwell Varco, Inc.	Energy
Microchip Technology Incorporated	Information Technology
Deere & Company	Industrials
Union Pacific Corporation	Industrials
Philip Morris International Inc.	Consumer Staples
Halliburton Company	Energy
JPMorgan Chase & Co.	Financials
Emerson Electric Co.	Industrials
Capital One Financial Corporation	Financials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Dividend Opportunities Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.7%		
Boeing Company (The)	145	$ 9,476
Honeywell International Inc.	205	10,908
		20,384
Apparel, Accessories & Luxury Goods – 1.1%		
V.F. Corporation	96	8,273
Asset Management & Custody Banks – 1.9%		
T. Rowe Price Group, Inc.	223	14,376
Casinos & Gaming – 2.2%		
Wynn Resorts, Limited	157	16,344
Computer Hardware – 1.8%		
Hewlett-Packard Company	327	13,746
Construction & Engineering – 2.3%		
Fluor Corporation	260	17,224
Construction & Farm Machinery & Heavy Trucks – 8.1%		
Caterpillar Inc.	211	19,772
Cummins Inc.	128	14,120
Deere & Company	322	26,746
		60,638
Consumer Finance – 2.7%		
Capital One Financial Corporation	468	19,929
Data Processing & Outsourced Services – 2.0%		
Visa Inc., Class A	214	15,079
Department Stores – 1.0%		
Macy's Inc.	293	7,400
Diversified Banks – 2.3%		
Barclays plc, ADR	232	3,825
Wells Fargo & Company	444	13,768
		17,593
Diversified Metals & Mining – 3.8%		
Rio Tinto plc, ADR	215	15,393
Southern Copper Corporation	284	13,864
		29,257
Electric Utilities – 0.9%		
PPL Corporation	248	6,527
Electrical Components & Equipment – 2.7%		
Emerson Electric Co.	356	20,367
Health Care Equipment – 0.6%		
Stryker Corporation	88	4,736
Homebuilding – 1.2%		
D.R. Horton, Inc.	749	8,936

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 3.9%		
Marriott International, Inc., Class A	238	$ 9,874
Starwood Hotels & Resorts Worldwide, Inc.	321	19,499
		29,373
Household Products – 2.4%		
Colgate-Palmolive Company	144	11,553
Procter & Gamble Company (The)	101	6,526
		18,079
Industrial Machinery – 2.0%		
Illinois Tool Works Inc.	102	5,436
Ingersoll-Rand plc	209	9,837
		15,273
Integrated Oil & Gas – 3.0%		
ConocoPhillips	119	8,133
Exxon Mobil Corporation	198	14,463
		22,596
Integrated Telecommunication Services – 2.7%		
AT&T Inc.	421	12,369
Frontier Communications Corporation	788	7,665
		20,034
Investment Banking & Brokerage – 0.5%		
Goldman Sachs Group, Inc. (The)	22	3,700
Movies & Entertainment – 1.0%		
Walt Disney Company (The)	192	7,219
Oil & Gas Drilling – 1.9%		
Seadrill Limited	331	11,237
Transocean Inc. (A)	45	3,118
		14,355
Oil & Gas Equipment & Services – 13.6%		
Baker Hughes Incorporated	71	4,065
Halliburton Company	533	21,754
National Oilwell Varco, Inc.	428	28,770
Schlumberger Limited	568	47,453
		102,042
Oil & Gas Exploration & Production – 2.2%		
Apache Corporation	138	16,418
Other Diversified Financial Services – 2.8%		
JPMorgan Chase & Co.	494	20,958
Paper Packaging – 1.0%		
Sonoco Products Co.	212	7,143
Personal Products – 1.1%		
Estee Lauder Companies Inc. (The), Class A	101	8,183
Pharmaceuticals – 2.6%		
Abbott Laboratories	248	11,858
Merck & Co., Inc.	104	3,739
Pfizer Inc.	219	3,843
		19,440

Dividend Opportunities Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Railroads – 4.8%		
Norfolk Southern Corporation	190	$ 11,948
Union Pacific Corporation	258	23,888
		35,836
Restaurants – 1.0%		
McDonald's Corporation	103	7,883
Semiconductors – 3.8%		
Microchip Technology Incorporated	812	27,775
Soft Drinks – 2.8%		
Coca-Cola Company (The)	204	13,447
PepsiCo, Inc.	119	7,774
		21,221
Specialized Finance – 1.2%		
CME Group Inc.	28	9,154
Systems Software – 2.1%		
Microsoft Corporation	575	16,055
Tobacco – 4.0%		
Altria Group, Inc.	295	7,268
Philip Morris International Inc.	383	22,444
		29,712
TOTAL COMMON STOCKS – 97.7%		**$733,258**
(Cost: $548,765)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.8%		
AT&T Inc., 0.120%, 1–3–11	$3,567	3,567
Citigroup Funding Inc., 0.250%, 1–18–11	5,000	4,999
Colgate-Palmolive Company, 0.130%, 1–10–11	5,000	5,000
		13,566
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (C)	3,012	3,012
TOTAL SHORT-TERM SECURITIES – 2.2%		**$ 16,578**
(Cost: $16,578)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$749,836**
(Cost: $565,343)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**944**
NET ASSETS – 100.0%		**$750,780**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Energy Fund

Asset Allocation

Stocks	**97.0%**
Energy	83.9%
Industrials	9.5%
Materials	1.6%
Information Technology	1.2%
Utilities	0.8%
Cash and Cash Equivalents	**3.0%**

Country Weightings

North America	**84.7%**
United States	78.8%
Canada	5.9%
Europe	**6.4%**
Pacific Basin	**3.0%**
Bahamas/Caribbean	**2.9%**
Cash and Cash Equivalents	**3.0%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	27/72	37
3 Year	29/70	41

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary

Top 10 Equity Holdings

Company	Sector	Industry
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Halliburton Company	Energy	Oil & Gas Equipment & Services
Newfield Exploration Company	Energy	Oil & Gas Exploration & Production
Apache Corporation	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Baker Hughes Incorporated	Energy	Oil & Gas Equipment & Services
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Energy Fund (in thousands) DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 5.7%		
Alpha Natural Resources, Inc. (A)	36	$ 2,136
Arch Coal, Inc.	93	3,259
Cameco Corporation	63	2,530
CONSOL Energy Inc.	42	2,054
Peabody Energy Corporation	69	4,437
		14,416
Construction & Engineering – 4.9%		
Chicago Bridge & Iron Company N.V., NY Shares (A)	92	3,037
Fluor Corporation	95	6,275
Jacobs Engineering Group Inc. (A)	67	3,060
		12,372
Construction & Farm Machinery & Heavy Trucks – 3.8%		
Bucyrus International, Inc., Class A	63	5,619
Caterpillar Inc.	21	1,976
Cummins Inc.	18	2,024
		9,619
Diversified Metals & Mining – 1.6%		
BHP Billiton Limited, ADR	43	4,028
Electric Utilities – 0.8%		
Exelon Corporation	22	895
PPL Corporation	39	1,036
		1,931
Industrial Machinery – 0.8%		
Gardner Denver, Inc.	29	1,989
Integrated Oil & Gas – 8.7%		
ConocoPhillips	76	5,206
Exxon Mobil Corporation	84	6,149
Occidental Petroleum Corporation	72	7,088
Suncor Energy Inc.	92	3,511
		21,954
Oil & Gas Drilling – 8.3%		
ENSCO International Incorporated	45	2,394
Helmerich & Payne, Inc.	115	5,596
Nabors Industries Ltd. (A)	159	3,718
Oasis Petroleum LLC (A)	184	4,986
Seadrill Limited	102	3,473
Transocean Inc. (A)	14	959
		21,126
Oil & Gas Equipment & Services – 29.6%		
Baker Hughes Incorporated	128	7,310
Cameron International Corporation (A)	113	5,753
Core Laboratories N.V.	49	4,346
Dresser-Rand Group Inc. (A)	60	2,538
Dril-Quip, Inc. (A)	30	2,332
FMC Technologies, Inc. (A)	55	4,877
Halliburton Company	232	9,489
National Oilwell Varco, Inc.	168	11,327
Schlumberger Limited	153	12,762
Superior Energy Services, Inc. (A)	104	3,625
Tenaris S.A., ADR	133	6,495
Weatherford International Ltd. (A)	173	3,947
		74,801

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 25.3%		
Anadarko Petroleum Corporation	102	$ 7,780
Apache Corporation	72	8,638
Cabot Oil & Gas Corporation	57	2,159
CNOOC Limited, ADR	15	3,456
Continental Resources, Inc. (A)	127	7,453
Devon Energy Corporation	47	3,698
EOG Resources, Inc.	48	4,429
Newfield Exploration Company (A)	120	8,654
Noble Energy, Inc.	74	6,374
Southwestern Energy Company (A)	192	7,192
Ultra Petroleum Corp. (A)	90	4,299
		64,132
Oil & Gas Refining & Marketing – 0.6%		
Clean Energy Fuels Corp. (A)	117	1,621
Oil & Gas Storage & Transportation – 5.7%		
El Paso Corporation	287	3,946
El Paso Pipeline Partners, L.P.	106	3,541
Enbridge Inc.	83	4,704
Williams Companies, Inc. (The)	94	2,335
		14,526
Semiconductors – 1.2%		
First Solar, Inc. (A)	24	3,078
TOTAL COMMON STOCKS – 97.0%		**$245,593**
(Cost: $170,994)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.9%		
Emerson Electric Co., 0.140%, 1–5–11	$4,921	4,921
Master Note – 1.1%		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (C)	2,761	2,761
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 7,682**
(Cost: $7,682)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$253,275**
(Cost: $178,676)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**32**
NET ASSETS – 100.0%		**$253,307**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	78.8%
Canada	5.9%
Bermuda	2.9%
Netherlands	2.9%
Luxembourg	2.6%
Australia	1.6%
Hong Kong	1.4%
United Kingdom	0.9%
Other+	3.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
International Growth Fund

ALL DATA IS AS OF DECEMBER 31, 2010 (UNAUDITED)

Asset Allocation

Stocks	**95.4%**
Consumer Discretionary	16.8%
Industrials	12.7%
Information Technology	11.7%
Consumer Staples	11.6%
Energy	11.2%
Financials	10.2%
Health Care	8.0%
Materials	6.4%
Telecommunication Services	4.9%
Utilities	1.9%
Cash and Cash Equivalents	**4.6%**

Country Weightings

Europe	**61.0%**
United Kingdom	21.1%
Switzerland	10.9%
Germany	9.7%
France	7.4%
Italy	4.1%
Other Europe	7.8%
Pacific Basin	**27.8%**
Japan	12.0%
China	5.3%
Hong Kong	4.2%
Australia	3.5%
Other Pacific Basin	2.8%
North America	**5.4%**
South America	**1.2%**
Cash and Cash Equivalents	**4.6%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	39/236	17
3 Year	79/199	40
5 Year	39/158	25
10 Year	69/96	72

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary

Top 10 Equity Holdings

Company	Country	Sector	Industry
British American Tobacco plc	United Kingdom	Consumer Staples	Tobacco
TEMENOS Group AG	Switzerland	Information Technology	Systems Software
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
VINCI	France	Industrials	Construction & Engineering
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Tenaris S.A.	Italy	Energy	Oil & Gas Equipment & Services
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Bayer AG	Germany	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

International Growth Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 3.5%		
Coca-Cola Amatil Limited (A)	264	$ 2,927
Orica Limited (A)	232	5,906
Telstra Corporation Limited (A)	4,109	11,725
		20,558
Brazil – 1.2%		
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias eFuturos (A)	920	7,278
Canada – 1.3%		
Canadian Natural Resources Limited (A)	169	7,551
China – 5.3%		
Baidu.com, Inc., ADR (B)	29	2,799
SINA Corporation (B)	94	6,449
Sino-Forest Corporation, Class A (A)(B)	289	6,772
Tingyi Holding Corp. (A)	2,280	5,837
Wynn Macau, Limited (A)	4,263	9,543
		31,400
Denmark – 1.6%		
PANDORA Holding A/S (A)(B)(C)	153	9,225
France – 7.4%		
Danone (A)	88	5,548
Pinault-Printemps-Redoute S.A. (A)	70	11,080
Safran (A)	138	4,902
Technip-Coflexip (A)	83	7,648
VINCI (A)	262	14,224
		43,402
Germany – 7.7%		
adidas AG (A)	171	11,282
Bayer AG (A)	167	12,256
DaimlerChrysler AG, Registered Shares (A)	187	12,712
QIAGEN N.V. (A)(B)	455	8,975
		45,225
Hong Kong – 4.2%		
Cheung Kong (Holdings) Limited (A)	643	9,918
Henderson Land Development Company Limited (A)	802	5,469
Yue Yuen Industrial (Holdings) Limited (A)	2,610	9,385
		24,772
India – 0.9%		
Infrastructure Development Finance Company Limited (A)	383	1,563
Infrastructure Development Finance Company Limited (A)(C)	863	3,525
		5,088
Italy – 4.1%		
Saipem S.p.A. (A)	221	10,858
Tenaris S.A. (A)	537	13,165
		24,023
Japan – 12.0%		
Bridgestone Corporation (A)	521	10,076
Honda Motor Co., Ltd. (A)	235	9,314
JGC Corporation (A)	481	10,468
KONAMI CORPORATION (A)	386	8,214
Mitsubishi Corporation (A)	385	10,413
Mitsui & Co., Ltd. (A)	516	8,519

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nintendo Co., Ltd. (A)	20	$ 5,988
Nissin Kogyo Co., Ltd. (A)	426	7,942
		70,934
Mexico – 1.3%		
Grupo Modelo, S.A.B. de C.V., Series C (A)	1,279	7,951
Netherlands – 0.9%		
ASML Holding N.V., Ordinary Shares (A)	130	5,013
Norway – 1.4%		
Seadrill Limited (A)	247	8,350
Spain – 2.6%		
Tecnicas Reunidas, S.A. (A)	141	8,963
Telefonica, S.A. (A)	289	6,563
		15,526
Sweden – 1.3%		
Telefonaktiebolaget LM Ericsson, B Shares (A)	681	7,909
Switzerland – 10.9%		
ABB Ltd (A)	425	9,460
Credit Suisse Group AG, Registered Shares (A)	138	5,570
Nestle S.A., Registered Shares (A)	228	13,377
Swatch Group Ltd (The), Bearer Shares (A)	5	2,077
Swiss Reinsurance Company, Registered Shares (A)	174	9,380
Syngenta AG (A)	35	10,238
TEMENOS Group AG (A)(B)	345	14,363
		64,465
Taiwan – 1.9%		
High Tech Computer Corp. (A)	160	4,925
Hon Hai Precision Ind. Co., Ltd. (A)	1,275	5,138
MStar Semiconductor Inc. (A)(B)(C)	114	1,099
		11,162
United Kingdom – 21.1%		
Barclays plc (A)	1,231	5,021
British American Tobacco plc (A)	403	15,485
Capita Group plc (The) (A)	676	7,339
Diageo plc (A)	562	10,378
GlaxoSmithKline plc (A)	736	14,228
International Power plc (A)	1,645	11,223
Meggitt plc (A)	275	1,584
Prudential plc (A)	1,179	12,284
Rio Tinto plc (A)	100	6,975
Serco Group plc (A)	896	7,758
tesco plc (A)	1,023	6,778
Virgin Media Inc.	226	6,146
Vodafone Group plc (A)	4,174	10,789
Xstrata plc (A)	347	8,146
		124,134
United States – 2.8%		
QUALCOMM Incorporated	138	6,826
Schlumberger Limited	119	9,900
		16,726
TOTAL COMMON STOCKS – 93.4%		**$550,692**

(Cost: $451,176)

PREFERRED STOCKS – 2.0%	Shares	Value
Germany		
Fresenius AG (A)	137	$ 11,695
(Cost: $5,690)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 2.8%		
Corporacion Andina de Fomento,		
0.350%, 1–13–11	$10,000	9,999
Prudential Funding LLC,		
0.110%, 1–3–11	6,223	6,223
		16,222

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.154%, 1–3–11 (E)	$ 173	$ 173
TOTAL SHORT-TERM SECURITIES – 2.8%		$ 16,395
(Cost: $16,395)		
TOTAL INVESTMENT SECURITIES – 98.2%		$578,782
(Cost: $473,261)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%		10,320
NET ASSETS – 100.0%		$589,102

Notes to Schedule of Investments

The following total return swap agreements were outstanding at December 31, 2010:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation (Depreciation)
UBS AG, London	148	Sany Heavy Industries Co., Ltd.	4–21–11	USD LIBOR + 0.700%	$ 27
UBS AG, London	4,019	Sany Heavy Industries Co., Ltd.	4–25–11	USD LIBOR + 0.700%	730
UBS AG, London	3,960	Sany Heavy Industries Co., Ltd.	4–26–11	USD LIBOR + 0.700%	720
UBS AG, London	8,000	Ping An Insurance (Group) Company of China, Ltd.	4–26–11	USD LIBOR + 0.700%	(1,182)
					$ 295

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/ receive the return of the underlying security.

The following forward foreign currency contracts were outstanding at December 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank, N.A.	60,680	3–7–11	$—	$1,457

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2010, the total value of these securities amounted to $13,849 or 2.4% of net assets.

(D) Rate shown is the yield to maturity at December 31, 2010.

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Consumer Discretionary	16.8%
Industrials	12.7%
Information Technology	11.7%
Consumer Staples	11.6%
Energy	11.2%
Financials	10.2%

Market Sector Diversification (Continued)

(as a % of net assets)

Health Care	8.0%
Materials	6.4%
Telecommunication Services	4.9%
Utilities	1.9%
Other+	4.6%

+ Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

New Concepts Fund

Asset Allocation

Stocks	**98.8%**
Consumer Discretionary	20.6%
Information Technology	19.0%
Industrials	17.5%
Financials	14.2%
Health Care	11.4%
Energy	7.8%
Consumer Staples	6.8%
Materials	1.5%
Options	**0.3%**
Cash and Cash Equivalents	**0.9%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	50/423	12
3 Year	9/387	3
5 Year	17/330	6
10 Year	54/207	26

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Whole Foods Market, Inc.	Consumer Staples
Fastenal Company	Industrials
Microchip Technology Incorporated	Information Technology
Paychex, Inc.	Information Technology
BorgWarner Inc.	Consumer Discretionary
Expeditors International of Washington, Inc.	Industrials
CB Richard Ellis Group, Inc., Class A	Financials
NetApp, Inc.	Information Technology
Signature Bank	Financials
Discover Financial Services	Financials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

New Concepts Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 3.7%		
C.H. Robinson Worldwide, Inc.	223	$ 17,882
Expeditors International of Washington, Inc.	636	34,726
		52,608
Apparel Retail – 1.8%		
Urban Outfitters, Inc. (A)	703	25,174
Apparel, Accessories & Luxury Goods – 3.3%		
Columbia Sportswear Company	256	15,443
lululemon athletica inc. (A)	453	31,002
		46,445
Application Software – 5.2%		
ANSYS, Inc. (A)	244	12,718
salesforce.com, inc. (A)	91	12,077
Solera Holdings, Inc.	541	27,764
SuccessFactors, Inc. (A)	730	21,141
		73,700
Auto Parts & Equipment – 3.4%		
BorgWarner Inc. (A)	494	35,761
Gentex Corporation	466	13,763
		49,524
Communications Equipment – 0.6%		
Acme Packet, Inc. (A)	164	8,718
Computer Storage & Peripherals – 2.3%		
NetApp, Inc. (A)	606	33,300
Construction & Engineering – 1.5%		
Quanta Services, Inc. (A)	1,098	21,864
Consumer Electronics – 1.0%		
Harman International Industries, Incorporated (A)	303	14,015
Consumer Finance – 2.2%		
Discover Financial Services	1,702	31,538
Data Processing & Outsourced Services – 2.6%		
Paychex, Inc.	1,191	36,814
Department Stores – 1.0%		
Nordstrom, Inc.	348	14,748
Distillers & Vintners – 1.8%		
Brown-Forman Corporation, Class B	362	25,181
Electrical Components & Equipment – 2.4%		
Cooper Industries, Ltd., Class A	262	15,266
Roper Industries, Inc.	237	18,114
		33,380

COMMON STOCKS (Continued)	Shares	Value
Environmental & Facilities Services – 1.3%		
Stericycle, Inc. (A)	223	$ 18,013
Food Retail – 3.5%		
Whole Foods Market, Inc.	993	50,235
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	349	21,401
Health Care Equipment – 5.1%		
Hospira, Inc. (A)	495	27,589
IDEXX Laboratories, Inc. (A)	203	14,056
Intuitive Surgical, Inc. (A)(B)	36	9,279
Varian Medical Systems, Inc. (A)	305	21,130
		72,054
Health Care Services – 0.8%		
Accretive Health, Inc. (A)	728	11,830
Health Care Technology – 1.4%		
Cerner Corporation (A)	205	19,422
Homefurnishing Retail – 1.2%		
Williams-Sonoma, Inc.	465	16,601
Hotels, Resorts & Cruise Lines – 2.3%		
Starwood Hotels & Resorts Worldwide, Inc.	358	21,760
Wyndham Worldwide Corporation	357	10,702
		32,462
Human Resource & Employment Services – 1.3%		
Manpower Inc.	296	18,590
Industrial Machinery – 4.3%		
Donaldson Company, Inc.	301	17,542
IDEX Corporation	701	27,430
Kaydon Corporation	385	15,677
		60,649
Insurance Brokers – 1.4%		
Arthur J. Gallagher & Co.	688	20,007
Internet Retail – 1.0%		
Netflix, Inc. (A)	78	13,722
Internet Software & Services – 1.3%		
DealerTrack Holdings, Inc. (A)	894	17,946
Investment Banking & Brokerage – 1.9%		
Greenhill & Co., Inc.	336	27,444
Life Sciences Tools & Services – 0.5%		
TECHNE Corporation	111	7,289

New Concepts Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Mortgage REITs – 0.8%		
First Republic Bank (A)	369	$ 10,757
Oil & Gas Drilling – 1.7%		
Patterson-UTI Energy, Inc.	1,090	23,490
Oil & Gas Equipment & Services – 2.1%		
Dresser-Rand Group Inc. (A)	701	29,856
Oil & Gas Exploration & Production – 4.0%		
Continental Resources, Inc. (A)	257	15,124
Noble Energy, Inc.	316	27,184
Ultra Petroleum Corp. (A)	317	15,143
		57,451
Personal Products – 1.5%		
Mead Johnson Nutrition Company	335	20,823
Pharmaceuticals – 2.1%		
Allergan, Inc.	436	29,940
Publishing – 1.8%		
Meredith Corporation	754	26,112
Real Estate Management & Development – 2.4%		
CB Richard Ellis Group, Inc., Class A (A)	1,688	34,563
Regional Banks – 3.4%		
Signature Bank (A)	640	32,000
TCF Financial Corporation	981	14,535
		46,535
Restaurants – 1.8%		
Chipotle Mexican Grill, Inc., Class A (A)	120	25,519
Semiconductor Equipment – 1.8%		
Lam Research Corporation (A)	481	24,906
Semiconductors – 5.2%		
Linear Technology Corporation	558	19,301
Microchip Technology Incorporated	1,166	39,893
Semtech Corporation (A)	674	15,259
		74,453
Specialized Finance – 1.1%		
CME Group Inc.	48	15,541
Specialty Chemicals – 1.5%		
RPM International Inc.	952	21,033
Specialty Stores – 2.0%		
PetSmart, Inc.	710	28,272
Thrifts & Mortgage Finance – 1.0%		
Hudson City Bancorp, Inc.	1,141	14,540
Trading Companies & Distributors – 3.0%		
Fastenal Company	721	$ 43,183
TOTAL COMMON STOCKS – 98.8%		**1,401,648**
(Cost: $933,008)		

PUT OPTIONS	Number of Contracts	
iShares Russell 2000 Index, Jan $77.00, Expires 1–24–11	10	1,167
Powershares QQQ Nasdaq 100, Jan $53.00, Expires 1–24–11	10	403
S&P Mid Cap 400 SPDR Trust Series 1, Jan $161.00, Expires 1–24–11	14	2,351
TOTAL PUT OPTIONS – 0.3%		**$ 3,921**
(Cost: $3,967)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.7%		
Bank of Nova Scotia, 0.060%, 1–3–11	$4,947	4,947
Kraft Foods Inc., 0.320%, 1–14–11	6,000	5,999
Prudential Funding LLC, 0.110%, 1–3–11	1,446	1,446
Sara Lee Corporation, 0.240%, 1–6–11	5,000	5,000
Wisconsin Electric Power Co., 0.130%, 1–3–11	6,000	6,000
		23,392
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (D)	1,801	1,801
TOTAL SHORT-TERM SECURITIES – 1.8%		**$ 25,193**
(Cost: $25,193)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$1,430,762**
(Cost: $962,168)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9%)		**(12,712)**
NET ASSETS – 100.0%		**$1,418,050**

New Concepts Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities serve as cover or collateral for the following written options outstanding at December 31, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
Whole Foods Market, Inc.	UBS Securities LLC	7	January 2011	$ 45.00	$1,985	$(3,898)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Intuitive Surgical, Inc.	Goldman, Sachs & Company	—*	January 2011	$220.00	$ 82	$ (21)

*Not shown due to rounding.

(C)Rate shown is the yield to maturity at December 31, 2010.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Science and Technology Fund

ALL DATA IS AS OF DECEMBER 31, 2010 (UNAUDITED)

Asset Allocation

Stocks	**97.5%**
Information Technology	71.2%
Health Care	13.1%
Industrials	4.8%
Consumer Staples	4.5%
Telecommunication Services	2.9%
Financials	0.7%
Consumer Discretionary	0.3%
Bonds	**0.8%**
Corporate Debt Securities	0.8%
Cash and Cash Equivalents	**1.7%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	129/160	81
3 Year	79/152	52
5 Year	44/136	33
10 Year	10/101	10

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**84.4%**
United States	83.1%
Other North America	1.3%
Pacific Basin	**5.7%**
South Korea	3.6%
Other Pacific Basin	2.1%
Europe	**4.8%**
Spain	4.1%
Other Europe	0.7%
Bahamas/Caribbean	**2.0%**
South America	**1.4%**
Cash and Cash Equivalents	**1.7%**

Top 10 Equity Holdings

Company	Sector	Industry
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	Information Technology	Application Software
Apple Inc.	Information Technology	Computer Hardware
Microsoft Corporation	Information Technology	Systems Software
ACI Worldwide, Inc.	Information Technology	Application Software
Cree, Inc.	Information Technology	Semiconductors
Genzyme Corporation	Health Care	Biotechnology
Lawson Software, Inc.	Information Technology	Application Software
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors
Telvent GIT, S.A.	Information Technology	IT Consulting & Other Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Science and Technology Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 4.5%		
Archer Daniels Midland Company	1,948	$ 58,596
Bunge Limited	740	48,501
		107,097
Application Software – 12.9%		
ACI Worldwide, Inc. (A)(B)	3,855	103,584
Aspen Technology, Inc. (A)(B)	9,128	115,919
Lawson Software, Inc. (A)(B)	9,315	86,166
		305,669
Biotechnology – 10.1%		
Amgen Inc. (A)	1,029	56,509
Genzyme Corporation (A)	1,404	99,971
Isis Pharmaceuticals, Inc. (A)	1,150	11,641
Vertex Pharmaceuticals Incorporated (A)	2,045	71,633
		239,754
Communications Equipment – 1.3%		
Research In Motion Limited (A)	519	30,193
Computer Hardware – 5.8%		
Apple Inc. (A)	352	113,637
Hewlett-Packard Company	546	22,987
		136,624
Computer Storage & Peripherals – 0.5%		
Compellent Technologies, Inc. (A)	417	11,494
Consumer Electronics – 0.3%		
Garmin Ltd.	197	6,102
Consumer Finance – 0.7%		
NetSpend Holdings, Inc. (A)	1,252	16,057
Data Processing & Outsourced Services – 10.6%		
Alliance Data Systems Corporation (A)	1,883	133,768
Euronet Worldwide, Inc. (A)(B)	2,678	46,696
VeriFone Holdings, Inc. (A)	1,514	58,376
WNS (Holdings) Limited, ADR (A)	1,037	12,002
		250,842
Diversified Support Services – 0.8%		
EnerNOC, Inc. (A)	756	18,069
Electronic Components – 2.6%		
POWER-ONE, INC. (A)(B)	6,152	62,748
Electronic Equipment & Instruments – 2.5%		
Elster Group SE, ADR (A)	969	16,374
Itron, Inc. (A)	776	43,035
		59,409
Health Care Distributors – 0.3%		
Animal Health International, Inc. (A)(B)	2,588	7,428

COMMON STOCKS (Continued)	Shares	Value
Health Care Services – 0.9%		
Fleury S.A. (C)	331	$ 5,312
Fleury S.A. (C)(D)	948	15,215
		20,527
Health Care Technology – 1.3%		
Cerner Corporation (A)	328	31,046
Industrial Machinery – 4.0%		
ESCO Technologies Inc. (B)	1,873	70,871
Pentair, Inc.	691	25,232
		96,103
Integrated Telecommunication Services – 0.9%		
CenturyTel, Inc.	486	22,452
Internet Software & Services – 5.5%		
Google Inc., Class A (A)	65	38,608
LoopNet, Inc. (A)	412	4,580
SAVVIS, Inc. (A)	2,501	63,824
SINA Corporation (A)	340	23,364
		130,376
IT Consulting & Other Services – 4.3%		
Acxiom Corporation (A)	1,136	19,474
Telvent GIT, S.A. (B)	3,138	82,908
		102,382
Managed Health Care – 0.5%		
Amil Participacoes S.A. (C)	1,153	12,367
Semiconductor Equipment – 0.9%		
Amkor Technology, Inc. (A)	806	5,959
Photronics, Inc. (A)	2,590	15,307
		21,266
Semiconductors – 19.7%		
Cree, Inc. (A)	1,567	103,229
First Solar, Inc. (A)	552	71,811
Inotera Memories, Inc. (C)	28,400	13,588
Micron Technology, Inc. (A)	8,101	64,967
NVIDIA Corporation (A)	902	13,897
PMC-Sierra, Inc. (A)	3,738	32,109
Samsung Electronics Co., Ltd. (C)	101	84,205
SemiLEDs Corporation (A)	248	7,201
Texas Instruments Incorporated	2,330	75,722
		466,729
Systems Software – 4.6%		
Microsoft Corporation	3,883	108,408
Wireless Telecommunication Service – 2.0%		
Sprint Nextel Corporation (A)	10,989	46,484
TOTAL COMMON STOCKS – 97.5%		**$2,309,626**
(Cost: $1,810,636)		

Science and Technology Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Biotechnology – 0.2%		
Vertex Pharmaceuticals Incorporated, Convertible, 3.350%, 10–1–15	$ 3,900	$ 3,944
IT Consulting & Other Services – 0.6%		
Telvent GIT, S.A., Convertible, 5.500%, 4–15–15 (B)(D)	13,000	14,121
TOTAL CORPORATE DEBT SECURITIES – 0.8%		**$ 18,065**
(Cost: $16,900)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 1.6%		
Emerson Electric Co., 0.140%, 1–5–11	24,969	24,968
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), 0.290%, 1–25–11	10,000	9,998
Praxair, Inc., 0.090%, 1–3–11	4,563	4,563
		39,529
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (F)	1,264	1,264
TOTAL SHORT-TERM SECURITIES – 1.7%		**$ 40,793**
(Cost: $40,793)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$2,368,484**
(Cost: $1,868,329)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**322**
NET ASSETS – 100.0%		**$2,368,806**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)Listed on an exchange outside the United States.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2010, the total value of these securities amounted to $29,336 or 1.2% of net assets.

(E)Rate shown is the yield to maturity at December 31, 2010.

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	83.1%
Spain	4.1%
South Korea	3.6%
Bermuda	2.0%
Brazil	1.4%
Canada	1.3%
China	1.0%
Germany	0.7%
Taiwan	0.6%
India	0.5%
Other+	1.7%

+ *Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

Small Cap Fund

Asset Allocation

Stocks	99.1%
Information Technology	31.8%
Consumer Discretionary	20.8%
Industrials	16.8%
Financials	12.8%
Health Care	9.2%
Energy	5.7%
Materials	1.4%
Consumer Staples	0.6%
Cash and Cash Equivalents	**0.9%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	29/499	6
3 Year	23/443	6
5 Year	57/386	15
10 Year	34/240	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Stratasys, Inc.	Information Technology
Zumiez Inc.	Consumer Discretionary
Gentex Corporation	Consumer Discretionary
MICROS Systems, Inc.	Information Technology
Under Armour, Inc., Class A	Consumer Discretionary
Graco Inc.	Industrials
Ladish Co., Inc.	Industrials
Volcano Corporation	Health Care
Greenhill & Co., Inc.	Financials
Waste Connections, Inc.	Industrials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Small Cap Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.4%		
AAR CORP. (A)	366	$ 10,046
Ladish Co., Inc. (A)	438	21,302
		31,348
Apparel Retail – 3.6%		
Zumiez Inc. (A)	949	25,511
Apparel, Accessories & Luxury Goods – 4.6%		
Columbia Sportswear Company	174	10,486
Under Armour, Inc., Class A (A)	415	22,737
		33,223
Application Software – 10.3%		
ACI Worldwide, Inc. (A)	579	15,568
FactSet Research Systems, Inc.	140	13,103
Solera Holdings, Inc.	349	17,936
SuccessFactors, Inc. (A)	498	14,408
Ultimate Software Group, Inc. (The) (A)	254	12,357
		73,372
Asset Management & Custody Banks – 1.9%		
Affiliated Managers Group, Inc. (A)	135	13,365
Auto Parts & Equipment – 4.6%		
Gentex Corporation	805	23,796
LKQ Corporation (A)	446	10,122
		33,918
Automotive Retail – 1.1%		
O'Reilly Automotive, Inc. (A)	126	7,603
Biotechnology – 1.6%		
Incyte Corporation (A)	690	11,433
Communications Equipment – 3.4%		
Acme Packet, Inc. (A)	258	13,694
Aruba Networks, Inc. (A)	519	10,841
		24,535
Computer Hardware – 3.6%		
Stratasys, Inc. (A)	796	25,990
Construction & Farm Machinery & Heavy Trucks – 2.5%		
Westinghouse Air Brake Technologies Corporation	340	17,975
Consumer Finance – 1.1%		
First Cash Financial Services, Inc. (A)	260	8,042
Education Services – 1.1%		
K12 Inc. (A)	265	7,584
Electronic Components – 1.6%		
DTS, Inc. (A)	230	11,291
Electronic Equipment & Instruments – 1.9%		
OSI Systems, Inc. (A)	381	13,853

COMMON STOCKS (Continued)	Shares	Value
Environmental & Facilities Services – 2.6%		
Waste Connections, Inc.	691	$ 19,012
Gold – 1.4%		
African Barrick Gold plc (B)	266	2,532
Alamos Gold Inc. (B)	400	7,607
		10,139
Health Care Equipment – 5.0%		
ResMed Inc. (A)	430	14,885
Volcano Corporation (A)	763	20,846
		35,731
Industrial Machinery – 3.1%		
Graco Inc.	559	22,070
Internet Software & Services – 1.9%		
Dice Holdings, Inc. (A)	532	7,639
Vocus, Inc. (A)	217	5,991
		13,630
Investment Banking & Brokerage – 3.4%		
FXCM Inc., Class A (A)	323	4,273
Greenhill & Co., Inc.	247	20,173
		24,446
Leisure Facilities – 1.9%		
Vail Resorts, Inc. (A)	260	13,541
Life Sciences Tools & Services – 2.6%		
Illumina, Inc. (A)	295	18,685
Oil & Gas Equipment & Services – 5.7%		
CARBO Ceramics Inc.	91	9,401
Core Laboratories N.V.	186	16,601
Dril-Quip, Inc. (A)	194	15,087
		41,089
Packaged Foods & Meats – 0.6%		
Diamond Foods, Inc.	75	3,989
Regional Banks – 3.8%		
Columbia Banking System, Inc.	623	13,120
SVB Financial Group (A)	269	14,265
		27,385
Research & Consulting Services – 1.5%		
CoStar Group, Inc. (A)	184	10,580
Restaurants – 3.9%		
Buffalo Wild Wings, Inc. (A)	236	10,357
Panera Bread Company, Class A (A)	177	17,874
		28,231
Semiconductor Equipment – 0.5%		
Teradyne, Inc. (A)	259	3,632
Semiconductors – 4.5%		
Cavium Networks, Inc. (A)	424	15,961
Semtech Corporation (A)	711	16,108
		32,069

Small Cap Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Specialized Finance – 2.6%		
Portfolio Recovery Associates, Inc. (A)	250	$ 18,833
Systems Software – 4.1%		
MICROS Systems, Inc. (A)	527	23,114
Radiant Systems, Inc. (A)	340	6,644
		29,758
Trucking – 2.7%		
Knight Transportation, Inc.	720	13,688
Landstar System, Inc.	142	5,801
		19,489
TOTAL COMMON STOCKS – 99.1%		**$711,352**
(Cost: $467,954)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 0.7%		
AT&T Inc., 0.120%, 1–3–11	$4,839	4,839
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (D)	308	308
TOTAL SHORT-TERM SECURITIES – 0.7%		**$ 5,147**
(Cost: $5,147)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$716,499**
(Cost: $473,101)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**1,522**
NET ASSETS – 100.0%		**$718,021**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at December 31, 2010.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Tax-Managed Equity Fund

Asset Allocation

Stocks	**97.9%**
Information Technology	28.2%
Consumer Discretionary	22.1%
Industrials	12.5%
Energy	9.5%
Financials	8.9%
Consumer Staples	7.5%
Health Care	6.8%
Materials	2.4%
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	505/857	59
3 Year	215/753	29
5 Year	37/634	6
10 Year	18/384	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Schlumberger Limited	Energy
NetApp, Inc.	Information Technology
Google Inc., Class A	Information Technology
Amazon.com, Inc.	Consumer Discretionary
Wynn Resorts, Limited	Consumer Discretionary
Halliburton Company	Energy
T. Rowe Price Group, Inc.	Financials
QUALCOMM Incorporated	Information Technology
Emerson Electric Co.	Industrials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Tax-Managed Equity Fund

(UNAUDITED)

Before- and After-Tax Returns[1]	1-year period ended 12-31-10	5-year period ended 12-31-10	10-year period ended 12-31-10
Class A			
Before Taxes	7.39%	4.19%	2.09%
After Taxes on Distributions	7.36%	4.18%	2.08%
After Taxes on Distributions and Sale of Fund Shares	4.85%	3.61%	1.80%
Class B			
Before Taxes	8.86%	4.29%	1.75%
After Taxes on Distributions	8.86%	4.29%	1.75%
After Taxes on Distributions and Sale of Fund Shares	5.76%	3.69%	1.50%
Class C			
Before Taxes	13.00%	4.47%	1.74%
After Taxes on Distributions	13.00%	4.47%	1.74%
After Taxes on Distributions and Sale of Fund Shares	8.45%	3.85%	1.50%
Russell 1000 Growth Index[2]	16.71%	3.75%	0.02%

(1)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)*

(2)*Reflects no deduction for fees, expenses or taxes.*

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Tax-Managed Equity Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.0%		
Boeing Company (The)	53	$ 3,439
Precision Castparts Corp.	27	3,760
		7,199
Air Freight & Logistics – 2.9%		
Expeditors International of Washington, Inc.	55	2,992
FedEx Corporation	24	2,239
		5,231
Apparel Retail – 1.1%		
Urban Outfitters, Inc. (A)	54	1,948
Application Software – 1.1%		
salesforce.com, inc. (A)	15	1,927
Asset Management & Custody Banks – 2.6%		
T. Rowe Price Group, Inc.	71	4,603
Automotive Retail – 1.6%		
AutoZone, Inc. (A)	10	2,808
Broadcasting – 1.0%		
Discovery Holding Company, Class A (A)	44	1,814
Casinos & Gaming – 4.7%		
Las Vegas Sands, Inc. (A)	78	3,566
Wynn Resorts, Limited	46	4,724
		8,290
Communications Equipment – 2.5%		
QUALCOMM Incorporated	90	4,471
Computer Hardware – 5.9%		
Apple Inc. (A)	33	10,725
Computer Storage & Peripherals – 4.1%		
NetApp, Inc. (A)	134	7,348
Construction & Farm Machinery & Heavy Trucks – 3.2%		
Caterpillar Inc.	42	3,915
Deere & Company	23	1,881
		5,796
Consumer Finance – 1.9%		
American Express Company	79	3,399
Department Stores – 0.5%		
Kohl's Corporation (A)	16	884
Electrical Components & Equipment – 2.4%		
Emerson Electric Co.	75	4,268
General Merchandise Stores – 1.4%		
Target Corporation	43	2,601

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 0.4%		
Intuitive Surgical, Inc. (A)	3	$ 644
Home Improvement Retail – 0.5%		
Home Depot, Inc. (The)	25	891
Hotels, Resorts & Cruise Lines – 3.6%		
Carnival Corporation	58	2,651
Starwood Hotels & Resorts Worldwide, Inc.	62	3,781
		6,432
Household Products – 1.1%		
Colgate-Palmolive Company	25	1,995
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corporation	30	2,184
Industrial Gases – 1.1%		
Praxair, Inc.	21	2,052
Internet Retail – 2.9%		
Amazon.com, Inc. (A)	29	5,288
Internet Software & Services – 3.0%		
Google Inc., Class A (A)	9	5,393
Investment Banking & Brokerage – 1.9%		
Goldman Sachs Group, Inc. (The)	20	3,430
IT Consulting & Other Services – 2.4%		
Cognizant Technology Solutions Corporation, Class A (A)	58	4,258
Life Sciences Tools & Services – 2.0%		
Thermo Fisher Scientific Inc. (A)	65	3,572
Movies & Entertainment – 1.6%		
Walt Disney Company (The)	78	2,911
Oil & Gas Equipment & Services – 9.5%		
Halliburton Company	115	4,700
National Oilwell Varco, Inc.	48	3,228
Schlumberger Limited	108	9,052
		16,980
Other Diversified Financial Services – 1.4%		
JPMorgan Chase & Co.	59	2,503
Personal Products – 1.8%		
Estee Lauder Companies Inc. (The), Class A	39	3,180
Pharmaceuticals – 4.4%		
Allergan, Inc.	60	4,121
Ironwood Pharmaceuticals, Inc., Class A (A)	58	603
Teva Pharmaceutical Industries Limited, ADR	63	3,285
		8,009

Tax-Managed Equity Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 3.2%		
Starbucks Corporation	110	$ 3,527
YUM! Brands, Inc.	44	2,169
		5,696
Semiconductor Equipment – 1.5%		
Lam Research Corporation (A)	51	2,625
Semiconductors – 3.2%		
Altera Corporation	32	1,142
Broadcom Corporation, Class A	44	1,930
Microchip Technology Incorporated	78	2,654
		5,726
Soft Drinks – 3.4%		
Coca-Cola Company (The)	59	3,854
PepsiCo, Inc.	35	2,290
		6,144
Specialized Finance – 1.1%		
IntercontinentalExchange, Inc. (A)	17	2,010
Specialty Chemicals – 1.3%		
Ecolab Inc.	44	2,200
Systems Software – 4.5%		
Microsoft Corporation	65	1,818
Oracle Corporation	129	4,041
VMware, Inc., Class A (A)	25	2,232
		8,091
TOTAL COMMON STOCKS – 97.9%		**$175,526**
(Cost: $130,877)		
SHORT-TERM SECURITIES – 2.2%	**Principal**	
Master Note		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (B)	$3,966	**$ 3,966**
(Cost: $3,966)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$179,492**
(Cost: $134,843)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(94)**
NET ASSETS – 100.0%		**$179,398**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Value Fund

Asset Allocation

Stocks	**95.0%**
Financials	28.8%
Energy	18.6%
Information Technology	12.1%
Consumer Discretionary	10.6%
Health Care	8.3%
Consumer Staples	6.8%
Industrials	6.2%
Materials	2.6%
Utilities	1.0%
Warrants	**1.1%**
Cash and Cash Equivalents	**3.9%**

Top 10 Equity Holdings

Company	Sector
Wells Fargo & Company	Financials
Bank of America Corporation	Financials
ACE Limited	Financials
McKesson Corporation	Health Care
ConocoPhillips	Energy
Hewlett-Packard Company	Information Technology
Travelers Companies, Inc. (The)	Financials
Occidental Petroleum Corporation	Energy
CVS Corporation	Consumer Staples
Xerox Corporation	Information Technology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	25/464	6
3 Year	25/423	6
5 Year	46/365	13
10 Year	21/199	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Value Fund (in thousands) DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.9%		
Omnicom Group Inc. (A)	182	$ 8,340
Aerospace & Defense – 1.7%		
Honeywell International Inc.	142	7,533
Biotechnology – 1.6%		
Amgen Inc. (B)	128	7,049
Brewers – 0.9%		
Molson Coors Brewing Company, Class B	78	3,915
Broadcasting – 0.3%		
CBS Corporation, Class B	73	1,381
Cable & Satellite – 2.4%		
Time Warner Cable Inc.	158	10,433
Computer Hardware – 5.4%		
Hewlett-Packard Company	402	16,942
International Business Machines Corporation	45	6,648
		23,590
Consumer Finance – 2.3%		
Capital One Financial Corporation	230	9,785
Department Stores – 1.4%		
Macy's Inc.	230	5,829
Diversified Banks – 5.3%		
Wells Fargo & Company	735	22,787
Diversified Chemicals – 2.1%		
Dow Chemical Company (The) (A)	275	9,385
Drug Retail – 3.7%		
CVS Corporation	452	15,726
Electric Utilities – 1.0%		
PPL Corporation	170	4,474
Health Care Distributors – 4.2%		
McKesson Corporation	253	17,835
Hotels, Resorts & Cruise Lines – 4.6%		
Carnival Corporation	257	11,832
Marriott International, Inc., Class A	194	8,038
		19,870
Industrial Conglomerates – 2.2%		
General Electric Company	513	9,375
Industrial Machinery – 2.3%		
Ingersoll-Rand plc	209	9,847

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 9.9%		
ConocoPhillips	252	$ 17,142
Marathon Oil Corporation	261	9,661
Occidental Petroleum Corporation	161	15,745
		42,548
Investment Banking & Brokerage – 4.0%		
Goldman Sachs Group, Inc. (The)	35	5,818
Morgan Stanley	420	11,415
		17,233
IT Consulting & Other Services – 1.1%		
Accenture plc, Class A	99	4,805
Managed Health Care – 2.5%		
UnitedHealth Group Incorporated	303	10,923
Office Electronics – 3.5%		
Xerox Corporation	1,309	15,084
Oil & Gas Equipment & Services – 2.6%		
National Oilwell Varco, Inc. (A)	164	11,042
Oil & Gas Storage & Transportation – 6.1%		
Energy Transfer Equity, L.P.	101	3,927
Enterprise Products Partners L.P.	136	5,659
MarkWest Energy Partners, L.P.	167	7,224
Regency Energy Partners LP	350	9,534
		26,344
Other Diversified Financial Services – 4.7%		
Bank of America Corporation	1,509	20,131
Packaged Foods & Meats – 0.7%		
J.M. Smucker Company (The)	49	3,217
Property & Casualty Insurance – 8.1%		
ACE Limited	294	18,320
Travelers Companies, Inc. (The)	295	16,422
		34,742
Regional Banks – 2.5%		
Regions Financial Corporation	715	5,006
SunTrust Banks, Inc.	203	5,984
		10,990
Reinsurance – 1.9%		
RenaissanceRe Holdings Ltd.	131	8,337
Soft Drinks – 0.4%		
Dr Pepper Snapple Group, Inc.	52	1,842
Specialty Chemicals – 0.5%		
LyondellBasell Industries N.V., Class A (A)(B)	57	1,975
Systems Software – 2.1%		
Symantec Corporation (B)	531	8,889

Value Fund (in thousands) DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 1.1%		
Philip Morris International Inc.	77	$ 4,519
TOTAL COMMON STOCKS – 95.0%		**$409,775**
(Cost: $329,900)		

WARRANTS	Shares	Value
Diversified Banks – 0.6%		
Wells Fargo & Company	223	2,480
Other Diversified Financial Services – 0.5%		
Bank of America Corporation	294	2,098
TOTAL WARRANTS – 1.1%		**$ 4,578**
(Cost: $4,224)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 3.4%		
AT&T Inc., 0.120%, 1–3–11	$3,708	$ 3,708
Bank of Nova Scotia, 0.230%, 2–28–11	5,000	4,998
Corporacion Andina de Fomento, 0.240%, 1–21–11	6,000	5,999
		14,705
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (D)	2,636	2,636
TOTAL SHORT-TERM SECURITIES – 4.0%		**$ 17,341**
(Cost: $17,341)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$431,694**
(Cost: $351,465)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(307)**
NET ASSETS – 100.0%		**$431,387**

Notes to Schedule of Investments

(A)Securities serve as cover or collateral for the following written options outstanding at December 31, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
Dow Chemical Company (The)	Goldman, Sachs & Company	3	January 2011	$34.00	$291	$(225)
LyondellBasell Industries N.V., Class A	Goldman, Sachs & Company	1	March 2011	30.00	56	(287)
National Oilwell Varco, Inc.	Goldman, Sachs & Company	—*	January 2011	70.00	44	(47)
Omnicom Group Inc.	Goldman, Sachs & Company	—*	January 2011	50.00	15	(2)
					$406	$(561)

*Not shown due to rounding.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at December 31, 2010.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Vanguard Fund

Asset Allocation

Stocks	99.6%
Information Technology	41.8%
Consumer Discretionary	24.4%
Industrials	10.3%
Energy	8.6%
Financials	6.3%
Health Care	4.4%
Consumer Staples	2.3%
Materials	1.5%
Cash and Cash Equivalents	**0.4%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	522/857	61
3 Year	585/753	78
5 Year	312/634	50
10 Year	113/384	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
NetApp, Inc.	Information Technology
Google Inc., Class A	Information Technology
Schlumberger Limited	Energy
Allergan, Inc.	Health Care
Wynn Resorts, Limited	Consumer Discretionary
Oracle Corporation	Information Technology
Cognizant Technology Solutions Corporation, Class A	Information Technology
QUALCOMM Incorporated	Information Technology
T. Rowe Price Group, Inc.	Financials

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Vanguard Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.7%		
Boeing Company (The)	144	$ 9,410
Precision Castparts Corp.	275	38,241
		47,651
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	481	26,268
FedEx Corporation	1	130
		26,398
Application Software – 3.2%		
salesforce.com, inc. (A)	311	41,026
Asset Management & Custody Banks – 3.6%		
T. Rowe Price Group, Inc.	717	46,262
Auto Parts & Equipment – 1.5%		
BorgWarner Inc. (A)	133	9,646
Gentex Corporation	356	10,511
		20,157
Automotive Retail – 2.2%		
AutoZone, Inc. (A)	69	18,727
O'Reilly Automotive, Inc. (A)	168	10,138
		28,865
Broadcasting – 0.8%		
Discovery Holding Company, Class A (A)	235	9,779
Casinos & Gaming – 6.2%		
Las Vegas Sands, Inc. (A)	598	27,456
Wynn Resorts, Limited	522	54,205
		81,661
Communications Equipment – 5.4%		
Juniper Networks, Inc. (A)	554	20,465
QUALCOMM Incorporated	998	49,401
		69,866
Computer Hardware – 7.4%		
Apple Inc. (A)	303	97,638
Computer Storage & Peripherals – 4.6%		
NetApp, Inc. (A)	1,092	60,005
Construction & Farm Machinery & Heavy Trucks – 1.0%		
Caterpillar Inc.	141	13,169
Consumer Finance – 1.5%		
American Express Company	453	19,434
Data Processing & Outsourced Services – 0.4%		
Visa Inc., Class A	83	5,856
Electrical Components & Equipment – 2.9%		
Emerson Electric Co.	666	38,087

COMMON STOCKS (Continued)	Shares	Value
Environmental & Facilities Services – 0.7%		
Stericycle, Inc. (A)	112	$ 9,063
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company	10	710
Footwear – 1.2%		
NIKE, Inc., Class B	188	16,050
General Merchandise Stores – 0.5%		
Target Corporation	109	6,560
Health Care Equipment – 0.1%		
Intuitive Surgical, Inc. (A)	5	1,237
Hotels, Resorts & Cruise Lines – 4.6%		
Carnival Corporation	398	18,366
Starwood Hotels & Resorts Worldwide, Inc.	679	41,287
		59,653
Household Products – 0.1%		
Colgate-Palmolive Company	17	1,350
Industrial Gases – 1.0%		
Praxair, Inc.	140	13,376
Internet Retail – 2.1%		
Amazon.com, Inc. (A)	150	26,946
Internet Software & Services – 4.5%		
Google Inc., Class A (A)	99	58,506
IT Consulting & Other Services – 3.9%		
Cognizant Technology Solutions Corporation, Class A (A)	694	50,849
Life Sciences Tools & Services – 0.0%		
Thermo Fisher Scientific Inc. (A)	5	271
Movies & Entertainment – 0.8%		
Walt Disney Company (The)	264	9,891
Oil & Gas Equipment & Services – 8.6%		
Halliburton Company	481	19,643
National Oilwell Varco, Inc.	513	34,486
Schlumberger Limited	687	57,405
		111,534
Other Diversified Financial Services – 1.2%		
JPMorgan Chase & Co.	382	16,201
Personal Products – 1.5%		
Estee Lauder Companies Inc. (The), Class A	237	19,126

Vanguard Fund *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 4.3%		
Allergan, Inc.	805	$ 55,280
Restaurants – 4.5%		
Starbucks Corporation	1,211	38,903
YUM! Brands, Inc.	394	19,321
		58,224
Semiconductor Equipment – 2.0%		
Lam Research Corporation (A)	508	26,325
Semiconductors – 3.6%		
Broadcom Corporation, Class A	439	19,105
Microchip Technology Incorporated	794	27,148
		46,253
Soft Drinks – 0.7%		
Coca-Cola Company (The)	81	5,301
PepsiCo, Inc.	61	3,985
		9,286
Specialty Chemicals – 0.4%		
Ecolab Inc.	102	5,153
Systems Software – 6.8%		
Oracle Corporation	1,646	51,506
VMware, Inc., Class A (A)	428	38,009
		89,515
TOTAL COMMON STOCKS – 99.6%		**$1,297,213**
(Cost: $948,691)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.3%		
Bank of Nova Scotia, 0.060%, 1–3–11	$ 4,194	4,194
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.154%, 1–3–11 (C)	747	747
TOTAL SHORT-TERM SECURITIES – 0.4%		**$ 4,941**
(Cost: $4,941)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$1,302,154**
(Cost: $953,632)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(587)**
NET ASSETS – 100.0%		**$1,301,567**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

AS OF DECEMBER 31, 2010 (UNAUDITED)

(In thousands, except per share amounts)	Accumulative Fund	Asset Strategy Fund	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	International Growth Fund
ASSETS							
Investments in unaffiliated securities at market value+	$1,271,395	$2,883,889	$649,043	$2,906,924	$ 749,836	$253,275	$ 578,782
Investments in affiliated securities at market value+	—	5,841	—	—	—	—	—
Bullion at market value+	—	448,900	—	—	—	—	—
Investments at Market Value	**1,271,395**	**3,338,630**	**649,043**	**2,906,924**	**749,836**	**253,275**	**578,782**
Cash	—	—	7	—	—	—	—
Cash denominated in foreign currencies at market value+	—	491	—	—	—	—	—
Restricted cash	—	7,310	—	—	—	—	9,679
Unrealized appreciation on forward foreign currency contracts	—	1,703	—	—	—	—	—
Unrealized appreciation on swap agreements	—	74	—	—	—	—	1,477
Investment securities sold receivable	—	3,919	2,245	—	—	—	—
Dividends and interest receivable	777	3,690	2,289	2,272	1,070	94	2,588
Capital shares sold receivable	353	3,071	198	1,184	813	304	266
Prepaid and other assets	78	110	63	114	48	38	54
Total Assets	**1,272,603**	**3,358,998**	**653,845**	**2,910,494**	**751,767**	**253,711**	**592,846**
LIABILITIES							
Investment securities purchased payable	—	9,801	687	14,776	—	—	—
Unrealized depreciation on forward foreign currency contracts	—	8,266	—	—	—	—	1,457
Unrealized depreciation on swap agreements	—	38	—	—	—	—	1,182
Capital shares redeemed payable	2,618	4,794	1,269	6,675	668	263	713
Trustees and Chief Compliance Officer fees payable	238	180	136	573	38	9	102
Overdraft due to custodian	167	197	—	40	20	1	1
Distribution and service fees payable	9	26	5	20	6	2	4
Shareholder servicing payable	276	656	134	571	200	101	167
Investment management fee payable	23	58	12	50	14	6	13
Accounting services fee payable	21	21	14	22	15	8	14
Written options at market value+	—	6,352	—	—	—	—	—
Other liabilities	37	324	24	58	26	14	91
Total Liabilities	**3,389**	**30,713**	**2,281**	**22,785**	**987**	**404**	**3,744**
Total Net Assets	**$1,269,214**	**$3,328,285**	**$651,564**	**$2,887,709**	**$ 750,780**	**$253,307**	**$ 589,102**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,328,648	$3,049,296	$566,914	$2,268,869	$ 671,192	$219,656	$ 624,591
Undistributed (distributions in excess of) net investment income	(215)	15,556	41	(149)	(63)	(716)	14
Accumulated net realized loss	(282,845)	(684,880)	(57,693)	(63,443)	(104,842)	(40,232)	(140,000)
Net unrealized appreciation	223,626	948,313	142,302	682,432	184,493	74,599	104,497
Total Net Assets	**$1,269,214**	**$3,328,285**	**$651,564**	**$2,887,709**	**$ 750,780**	**$253,307**	**$ 589,102**
CAPITAL SHARES OUTSTANDING:							
Class A	165,319	329,640	76,863	476,245	48,656	17,655	53,910
Class B	2,615	11,121	1,156	4,718	1,019	436	500
Class C	1,102	10,017	719	2,635	926	459	320
Class Y	593	6,538	707	1,828	111	168	6,414
NET ASSET VALUE PER SHARE:							
Class A	$7.49	$9.33	$8.20	$5.96	$14.81	$13.56	$9.64
Class B	6.89	9.12	8.19	5.45	14.68	12.88	8.99
Class C	6.95	9.14	8.19	5.51	14.70	13.07	9.27
Class Y	7.50	9.36	8.20	5.97	14.82	13.83	9.64
+COST							
Investments in unaffiliated securities at cost	$1,047,769	$2,061,719	$506,741	$2,224,540	$ 565,343	$178,676	$ 473,261
Investments in affiliated securities at cost	—	7,268	—	—	—	—	—
Bullion at cost	—	313,558	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	488	—	—	—	—	—
Written options premiums received at cost	—	5,045	—	—	—	—	—

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
ASSETS						
Investments in unaffiliated securities at market value+	$1,430,762	$1,778,043	$716,499	$179,492	$431,694	$1,302,154
Investments in affiliated securities at market value+	—	590,441	—	—	—	—
Investments at Market Value	**1,430,762**	**2,368,484**	**716,499**	**179,492**	**431,694**	**1,302,154**
Cash	—	30	460	10	23	—
Cash denominated in foreign currencies at market value+	—	12,130	—	—	—	—
Investment securities sold receivable	—	—	5,294	—	—	938
Dividends and interest receivable	585	382	—*	87	556	429
Capital shares sold receivable	1,404	1,106	788	179	540	760
Prepaid and other assets	66	78	52	28	46	88
Total Assets	**1,432,817**	**2,382,210**	**723,093**	**179,796**	**432,859**	**1,304,369**
LIABILITIES						
Investment securities purchased payable	8,244	9,190	3,805	—	—	—
Capital shares redeemed payable	1,942	3,167	872	343	674	2,094
Trustees and Chief Compliance Officer fees payable	149	288	91	9	51	208
Overdraft due to custodian	34	—	—	—	—	80
Distribution and service fees payable	10	17	6	1	3	9
Shareholder servicing payable	377	545	250	25	145	331
Investment management fee payable	32	54	16	3	8	24
Accounting services fee payable	22	22	15	6	11	22
Written options at market value+	3,919	—	—	—	561	—
Other liabilities	38	121	17	11	19	34
Total Liabilities	**14,767**	**13,404**	**5,072**	**398**	**1,472**	**2,802**
Total Net Assets	**$1,418,050**	**$2,368,806**	**$718,021**	**$179,398**	**$431,387**	**$1,301,567**
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$ 932,072	$1,889,789	$516,470	$146,085	$388,737	$1,050,916
Undistributed (distributions in excess of) net investment income	(1,310)	(9,262)	(3,139)	(2)	2,356	711
Accumulated net realized gain (loss)	20,548	(12,289)	(38,708)	(11,334)	(39,780)	(98,582)
Net unrealized appreciation	466,740	500,568	243,398	44,649	80,074	348,522
Total Net Assets	**$1,418,050**	**$2,368,806**	**$718,021**	**$179,398**	**$431,387**	**$1,301,567**
CAPITAL SHARES OUTSTANDING:						
Class A	120,060	215,711	42,643	14,019	33,759	149,786
Class B	2,344	4,246	1,684	161	1,110	2,322
Class C	1,262	1,725	949	318	776	1,127
Class Y	2,997	6,899	1,331	N/A	286	8,183
NET ASSET VALUE PER SHARE:						
Class A	$11.23	$10.39	$15.47	$12.41	$12.03	$8.07
Class B	9.54	8.52	13.65	11.32	11.57	6.90
Class C	9.69	8.58	14.00	11.30	11.67	6.96
Class Y	11.88	11.17	16.42	N/A	12.08	8.35
+COST						
Investments in unaffiliated securities at cost	$ 962,168	$1,344,406	$473,101	$134,843	$351,465	$ 953,632
Investments in affiliated securities at cost	—	523,923	—	—	—	—
Cash denominated in foreign currencies at cost	—	11,721	—	—	—	—
Written options premiums received at cost	2,067	—	—	—	406	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds   FOR THE SIX MONTHS ENDED DECEMBER 31, 2010 (UNAUDITED)

(In thousands)	Accumulative Fund	Asset Strategy Fund	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	International Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 7,147	$ 38,085	$ 4,660	$ 19,327	$ 8,942	$ 1,153	$ 5,236
Foreign dividend withholding tax	(2)	(2,176)	—	—	(5)	(24)	(257)
Interest and amortization from unaffiliated securities	100	1,060	3,593	172	30	4	27
Total Investment Income	7,245	36,969	8,253	19,499	8,967	1,133	5,006
EXPENSES							
Investment management fee	4,110	10,331	2,167	8,802	2,369	926	2,359
Distribution and service fees:							
Class A	1,447	3,696	748	3,275	806	257	614
Class B	91	517	47	126	72	25	24
Class C	37	452	29	66	63	27	14
Shareholder servicing:							
Class A	1,287	2,943	659	2,817	931	479	803
Class B	58	182	25	81	44	20	22
Class C	18	117	11	31	29	14	9
Class Y	3	43	4	18	4	2	42
Registration fees	33	75	32	48	42	32	31
Custodian fees	19	507	13	44	12	9	96
Trustees and Chief Compliance Officer fees	43	97	23	105	20	6	20
Accounting services fee	130	130	83	130	86	44	76
Legal fees	23	67	13	52	13	4	15
Audit fees	16	36	14	16	12	11	19
Other	59	137	43	103	111	22	30
Total Expenses	7,374	19,330	3,911	15,714	4,614	1,878	4,174
Less:							
Expenses in excess of limit	(303)	(50)	(62)	(316)	—	—	(83)
Total Net Expenses	7,071	19,280	3,849	15,398	4,614	1,878	4,091
Net Investment Income (Loss)	174	17,689	4,404	4,101	4,353	(745)	915
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	53,042	140,636	7,040	69,958	232	(6,307)	28,008
Futures contracts	—	(159,942)	—	—	—	—	—
Written options	—	7,018	—	—	—	—	—
Swap agreements	—	3,254	—	—	—	—	7,994
Forward foreign currency contracts	—	(24,366)	—	—	—	—	(2,061)
Foreign currency exchange transactions	—*	(1,391)	—	99	—	—	(97)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	222,209	595,226	99,104	551,622	166,622	79,498	102,690[1]
Investments in affiliated securities	—	649	—	—	—	—	—
Futures contracts	—	(54,332)	—	—	—	—	—
Written options	—	(1,104)	—	—	—	—	—
Swap agreements	—	36	—	—	—	—	1,152
Forward foreign currency contracts	—	(2,397)	—	—	—	—	(2,489)
Foreign currency exchange transactions	—	864	—	32	—	—	213
Net Realized and Unrealized Gain	275,251	504,151	106,144	621,711	166,854	73,191	135,410
Net Increase in Net Assets Resulting from Operations	$275,425	$ 521,840	$110,548	$625,812	$171,207	$72,446	$136,325

*Not shown due to rounding.

(1)Net of India deferred taxes of $32.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 7,893	$ 6,581	$ 2,153	$ 1,241	$ 2,906	$ 9,216
Dividends from affiliated securities	—	300	—	—	—	—
Foreign dividend withholding tax	—	(470)	(27)	(2)	—	(15)
Interest and amortization from unaffiliated securities	20	94	18	6	12	26
Interest and amortization from affiliated securities	—	349	—	—	—	—
Total Investment Income	7,913	6,854	2,144	1,245	2,918	9,227
EXPENSES						
Investment management fee	5,287	9,318	2,827	518	1,379	4,207
Distribution and service fees:						
Class A	1,490	2,635	724	193	451	1,416
Class B	104	179	110	9	65	79
Class C	53	70	58	18	44	37
Shareholder servicing:						
Class A	1,796	2,539	1,162	116	662	1,547
Class B	65	109	77	3	46	57
Class C	27	34	27	5	23	23
Class Y	20	54	39	N/A	9	46
Registration fees	47	52	36	33	35	42
Custodian fees	22	156	23	4	9	18
Trustees and Chief Compliance Officer fees	41	74	23	5	13	43
Accounting services fee	130	130	87	33	64	130
Legal fees	25	45	19	3	8	24
Audit fees	15	20	17	10	13	16
Other	60	96	35	9	37	56
Total Expenses	9,182	15,511	5,264	959	2,858	7,741
Less:						
Expenses in excess of limit	(101)	(101)	(67)	(11)	(19)	(151)
Total Net Expenses	9,081	15,410	5,197	948	2,839	7,590
Net Investment Income (Loss)	(1,168)	(8,556)	(3,053)	297	79	1,637
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	62,392	(9,963)	38,207	6,314	17,226	53,193
Investments in affiliated securities	—	—	1,444	—	—	—
Futures contracts	—	—	665	—	(2,101)	—
Written options	(24)	481	—	—	348	—
Foreign currency exchange transactions	—	(231)	1	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	286,723	329,934	150,935	29,801	63,244	207,357
Investments in affiliated securities	—	153,194	(10,094)	—	—	—
Written options	(1,853)	—	—	—	(66)	—
Foreign currency exchange transactions	—	412	—	—	—	—
Net Realized and Unrealized Gain	347,238	473,827	181,158	36,115	78,651	260,550
Net Increase in Net Assets Resulting from Operations	$346,070	$465,271	$178,105	$36,412	$78,730	$262,187

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Accumulative Fund: Six months ended 12-31-10 (Unaudited)	Accumulative Fund: Fiscal year ended 6-30-10	Asset Strategy Fund: Six months ended 12-31-10 (Unaudited)	Asset Strategy Fund: Fiscal year ended 6-30-10	Continental Income Fund: Six months ended 12-31-10 (Unaudited)	Continental Income Fund: Fiscal year ended 6-30-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 174	$ 4,395	$ 17,689	$ 20,387	$ 4,404	$ 6,933
Net realized gain (loss) on investments	53,042	96,564	(34,791)	(858)	7,040	49,250
Net change in unrealized appreciation	222,209	29,938	538,942	194,461	99,104	8,592
Net Increase in Net Assets Resulting from Operations	**275,425**	**130,897**	**521,840**	**213,990**	**110,548**	**64,775**
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,993)	(5,496)	(29,145)	(10,468)	(5,017)	(6,404)
Class B	—	—	(204)	—	(23)	(18)
Class C	—	—	(241)	—	(21)	(14)
Class Y	(19)	(23)	(684)	(385)	(54)	(66)
Net realized gains:						
Class A	—	—	—	—	(28,209)	—
Class B	—	—	—	—	(437)	—
Class C	—	—	—	—	(267)	—
Class Y	—	—	—	—	(259)	—
Total Distributions to Shareholders	**(2,012)**	**(5,519)**	**(30,274)**	**(10,853)**	**(34,287)**	**(6,502)**
Capital Share Transactions	**(66,892)**	**(228,599)**	**(124,227)**	**54,215**	**4,161**	**(54,415)**
Net Increase (Decrease) in Net Assets	**206,521**	**(103,221)**	**367,339**	**257,352**	**80,422**	**3,858**
Net Assets, Beginning of Period	**1,062,693**	**1,165,914**	**2,960,946**	**2,703,594**	**571,142**	**567,284**
Net Assets, End of Period	**$1,269,214**	**$1,062,693**	**$3,328,285**	**$2,960,946**	**$651,564**	**$571,142**
Undistributed (distributions in excess of) net investment income	$ (215)	$ 1,623	$ 15,556	$ 29,532	$ 41	$ 752

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Core Investment Fund		Dividend Opportunities Fund		Energy Fund	
	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 4,101	$ 4,446	$ 4,353	$ 5,779	$ (745)	$ (1,197)
Net realized gain (loss) on investments	70,057	273,914	232	(21,963)	(6,307)	(8,737)
Net change in unrealized appreciation	551,654	75,150	166,622	44,518	79,498	23,529
Net Increase in Net Assets Resulting from Operations	**625,812**	**353,510**	**171,207**	**28,334**	**72,446**	**13,595**
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,819)	(7,520)	(5,509)	(5,855)	—	—
Class B	—	—	(30)	—	—	—
Class C	—	—	(49)	(11)	—	—
Class Y	(27)	(274)	(15)	(164)	—	—
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Tax return of capital:						
Class A	—	(1,269)	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class Y	—	(46)	—	—	—	—
Total Distributions to Shareholders	**(3,846)**	**(9,109)**	**(5,603)**	**(6,030)**	**—**	**—**
Capital Share Transactions	**(160,476)**	**(186,679)**	**(3,156)**	**12,458**	**(8,134)**	**1,827**
Net Increase in Net Assets	461,490	157,722	162,448	34,762	64,312	15,422
Net Assets, Beginning of Period	2,426,219	2,268,497	588,332	553,570	188,995	173,573
Net Assets, End of Period	**$2,887,709**	**$2,426,219**	**$750,780**	**$588,332**	**$253,307**	**$188,995**
Undistributed (distributions in excess of) net investment income	$ (149)	$ (503)	$ (63)	$ 1,187	$ (716)	$ 29

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	International Growth Fund		New Concepts Fund		Science and Technology Fund	
	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 915	$ 4,265	$ (1,168)	$ (3,853)	$ (8,556)	$ (12,729)
Net realized gain (loss) on investments	33,844	46,954	62,368	39,555	(9,713)	80,690
Net change in unrealized appreciation (depreciation)	101,566	(13,001)	284,870	193,946	483,540	146,931
Net Increase in Net Assets Resulting from Operations	**136,325**	**38,218**	**346,070**	**229,648**	**465,271**	**214,892**
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,392)	(5,432)	—	—	—	—
Class B	—	(7)	—	—	—	—
Class C	—	(10)	—	—	—	—
Class Y	(635)	(777)	—	—	—	—
Net realized gains:						
Class A	—	—	(47,697)	—	(44,471)	(9,111)
Class B	—	—	(668)	—	(888)	(229)
Class C	—	—	(365)	—	(355)	(76)
Class Y	—	—	(1,360)	—	(1,425)	(281)
Total Distributions to Shareholders	**(4,027)**	**(6,226)**	**(50,090)**	**—**	**(47,139)**	**(9,697)**
Capital Share Transactions	**(27,891)**	**(29,497)**	**40,851**	**(19,506)**	**(51,683)**	**(117,200)**
Net Increase in Net Assets	**104,407**	**2,495**	**336,831**	**210,142**	**366,449**	**87,995**
Net Assets, Beginning of Period	484,695	482,200	1,081,219	871,077	2,002,357	1,914,362
Net Assets, End of Period	**$589,102**	**$484,695**	**$1,418,050**	**$1,081,219**	**$2,368,806**	**$2,002,357**
Undistributed (distributions in excess of) net investment income	$ 14	$ 3,223	$ (1,310)	$ (142)	$ (9,262)	$ (475)

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Small Cap Fund Six months ended 12-31-10 (Unaudited)	Small Cap Fund Fiscal year ended 6-30-10	Tax-Managed Equity Fund Six months ended 12-31-10 (Unaudited)	Tax-Managed Equity Fund Fiscal year ended 6-30-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (3,053)	$ (7,847)	$ 297	$ 41
Net realized gain (loss) on investments	40,317	59,570	6,314	(1,840)
Net change in unrealized appreciation	140,841	106,110	29,801	7,169
Net Increase in Net Assets Resulting from Operations	**178,105**	**157,833**	**36,412**	**5,370**
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	(291)	(44)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	N/A	N/A
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	N/A	N/A
Tax return of capital:				
Class A	—	—	—	(71)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	N/A	N/A
Total Distributions to Shareholders	**—**	**—**	**(291)**	**(115)**
Capital Share Transactions	**(197,211)**	**29,651**	**5,632**	**16,546**
Net Increase (Decrease) in Net Assets	**(19,106)**	**187,484**	**41,753**	**21,801**
Net Assets, Beginning of Period	**737,127**	**549,643**	**137,645**	**115,844**
Net Assets, End of Period	**$ 718,021**	**$737,127**	**$179,398**	**$137,645**
Distributions in excess of net investment income	$ (3,139)	$ (88)	$ (2)	$ (9)

See Accompanying Notes to Financial Statements.

(In thousands)	Value Fund		Vanguard Fund	
	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10	Six months ended 12-31-10 (Unaudited)	Fiscal year ended 6-30-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 79	$ 1,211	$ 1,637	$ 750
Net realized gain on investments	15,473	13,074	53,193	7,901
Net change in unrealized appreciation	63,178	41,213	207,357	81,632
Net Increase in Net Assets Resulting from Operations	78,730	55,498	262,187	90,283
Distributions to Shareholders From:				
Net investment income:				
Class A	—	(2,160)	(600)	(2,946)
Class B	—	(7)	—	—
Class C	—	(6)	—	—
Class Y	—	(318)	(132)	(365)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Tax return of capital:				
Class A	—	(274)	—	(938)
Class B	—	(1)	—	—
Class C	—	(1)	—	—
Class Y	—	(41)	—	(116)
Total Distributions to Shareholders	—	(2,808)	(732)	(4,365)
Capital Share Transactions	(19,016)	24,961	(45,465)	(73,988)
Net Increase in Net Assets	59,714	77,651	215,990	11,930
Net Assets, Beginning of Period	371,673	294,022	1,085,577	1,073,647
Net Assets, End of Period	$431,387	$371,673	$1,301,567	$1,085,577
Undistributed (distributions in excess of) net investment income	$ 2,356	$ 2,277	$ 711	$ (195)

See Accompanying Notes to Financial Statements.

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Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$5.93	$ 0.00[2]	$ 1.57	$ 1.57	$(0.01)	$—	$(0.01)
Fiscal year ended 6-30-2010	5.43	0.03[2]	0.50	0.53	(0.03)	—	(0.03)
Fiscal year ended 6-30-2009	7.96	0.04[2]	(2.54)	(2.50)	(0.03)	—	(0.03)
Fiscal year ended 6-30-2008	8.42	0.02	(0.46)	(0.44)	(0.02)	—	(0.02)
Fiscal year ended 6-30-2007	6.83	0.03	1.59	1.62	(0.03)	—	(0.03)
Fiscal year ended 6-30-2006	6.28	0.01	0.54	0.55	—*	—	—*
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	5.47	(0.04)[2]	1.46	1.42	—	—	—
Fiscal year ended 6-30-2010	5.05	(0.05)[2]	0.47	0.42	—	—	—
Fiscal year ended 6-30-2009	7.46	(0.03)[2]	(2.38)	(2.41)	—	—	—
Fiscal year ended 6-30-2008	7.95	(0.14)	(0.35)	(0.49)	—	—	—
Fiscal year ended 6-30-2007	6.49	(0.10)	1.56	1.46	—	—	—
Fiscal year ended 6-30-2006	6.03	(0.08)	0.54	0.46	—	—	—
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	5.52	(0.03)[2]	1.46	1.43	—	—	—
Fiscal year ended 6-30-2010	5.09	(0.04)[2]	0.47	0.43	—	—	—
Fiscal year ended 6-30-2009	7.50	(0.03)[2]	(2.38)	(2.41)	—	—	—
Fiscal year ended 6-30-2008	7.99	(0.13)	(0.36)	(0.49)	—	—	—
Fiscal year ended 6-30-2007	6.52	(0.09)	1.56	1.47	—	—	—
Fiscal year ended 6-30-2006	6.06	(0.06)	0.52	0.46	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	5.94	0.01[2]	1.58	1.59	(0.03)	—	(0.03)
Fiscal year ended 6-30-2010	5.44	0.04[2]	0.50	0.54	(0.04)	—	(0.04)
Fiscal year ended 6-30-2009	7.99	0.05[2]	(2.55)	(2.50)	(0.05)	—	(0.05)
Fiscal year ended 6-30-2008	8.43	0.04	(0.45)	(0.41)	(0.03)	—	(0.03)
Fiscal year ended 6-30-2007	6.85	0.05	1.59	1.64	(0.06)	—	(0.06)
Fiscal year ended 6-30-2006	6.29	0.03	0.54	0.57	(0.01)	—	(0.01)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$7.49	26.51%[3]	$1,239	1.17%[4]	0.05%[4]	1.22%[4]	0.00%[4]	13%
Fiscal year ended 6-30-2010	5.93	9.66[3]	1,035	1.18	0.36	1.23	0.31	51
Fiscal year ended 6-30-2009	5.43	-31.42[3]	1,132	1.21	0.60	1.25	0.56	64
Fiscal year ended 6-30-2008	7.96	-5.22[3]	1,786	1.08	0.29	1.11	0.26	62
Fiscal year ended 6-30-2007	8.42	23.70[3]	1,995	1.11	0.39	1.13	0.37	67
Fiscal year ended 6-30-2006	6.83	8.82[3]	1,879	1.14	0.17	—	—	39
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	6.89	25.96	18	2.36[4]	-1.14[4]	2.39[4]	-1.17[4]	13
Fiscal year ended 6-30-2010	5.47	8.32	18	2.36	-0.81	2.39	-0.84	51
Fiscal year ended 6-30-2009	5.05	-32.22	23	2.39	-0.58	2.42	-0.61	64
Fiscal year ended 6-30-2008	7.46	-6.29	46	2.11	-0.73	2.14	-0.76	62
Fiscal year ended 6-30-2007	7.95	22.50	60	2.16	-0.65	2.18	-0.67	67
Fiscal year ended 6-30-2006	6.49	7.63	59	2.21	-0.91	—	—	39
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	6.95	25.91	8	2.21[4]	-1.00[4]	2.24[4]	-1.03[4]	13
Fiscal year ended 6-30-2010	5.52	8.45	7	2.23	-0.68	2.26	-0.71	51
Fiscal year ended 6-30-2009	5.09	-32.13	8	2.28	-0.46	2.31	-0.49	64
Fiscal year ended 6-30-2008	7.50	-6.13	14	2.06	-0.68	2.09	-0.71	62
Fiscal year ended 6-30-2007	7.99	22.55	18	2.11	-0.60	2.13	-0.62	67
Fiscal year ended 6-30-2006	6.52	7.59	17	2.16	-0.85	—	—	39
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	7.50	26.81	4	0.86[4]	0.36[4]	0.89[4]	0.33[4]	13
Fiscal year ended 6-30-2010	5.94	9.87	3	0.87	0.67	0.90	0.64	51
Fiscal year ended 6-30-2009	5.44	-31.17	3	0.97	0.85	1.00	0.82	64
Fiscal year ended 6-30-2008	7.99	-4.99	5	0.85	0.53	0.88	0.50	62
Fiscal year ended 6-30-2007	8.43	23.93	5	0.86	0.65	0.88	0.63	67
Fiscal year ended 6-30-2006	6.85	9.13	6	0.87	0.43	—	—	39

See Accompanying Notes to Financial Statements.

ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$ 7.98	$ 0.05[2]	$ 1.39	$ 1.44	$(0.09)	$ —	$(0.09)
Fiscal year ended 6-30-2010	7.40	0.06[2]	0.55	0.61	(0.03)	—	(0.03)
Fiscal year ended 6-30-2009	12.72	0.12[2]	(3.05)	(2.93)	(0.05)	(2.34)	(2.39)
Fiscal year ended 6-30-2008	10.59	0.05	2.87	2.92	(0.10)	(0.69)	(0.79)
Fiscal year ended 6-30-2007	10.49	0.12	1.45	1.57	(0.03)	(1.44)	(1.47)
Fiscal year ended 6-30-2006	7.80	0.06	2.92	2.98	(0.03)	(0.26)	(0.29)
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.77	0.01[2]	1.36	1.37	(0.02)	—	(0.02)
Fiscal year ended 6-30-2010	7.25	(0.02)[2]	0.54	0.52	—	—	—
Fiscal year ended 6-30-2009	12.55	0.04[2]	(3.01)	(2.97)	—	(2.33)	(2.33)
Fiscal year ended 6-30-2008	10.43	(0.04)	2.84	2.80	—	(0.68)	(0.68)
Fiscal year ended 6-30-2007	10.41	0.05	1.41	1.46	—	(1.44)	(1.44)
Fiscal year ended 6-30-2006	7.78	(0.01)	2.90	2.89	—	(0.26)	(0.26)
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.79	0.01[2]	1.36	1.37	(0.02)	—	(0.02)
Fiscal year ended 6-30-2010	7.27	(0.01)[2]	0.53	0.52	—	—	—
Fiscal year ended 6-30-2009	12.56	0.04[2]	(2.99)	(2.95)	—	(2.34)	(2.34)
Fiscal year ended 6-30-2008	10.44	(0.04)	2.85	2.81	—	(0.69)	(0.69)
Fiscal year ended 6-30-2007	10.41	0.05	1.42	1.47	—	(1.44)	(1.44)
Fiscal year ended 6-30-2006	7.78	(0.01)	2.90	2.89	—	(0.26)	(0.26)
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	8.00	0.06[2]	1.40	1.46	(0.10)	—	(0.10)
Fiscal year ended 6-30-2010	7.44	0.09[2]	0.54	0.63	(0.07)	—	(0.07)
Fiscal year ended 6-30-2009	12.75	0.15[2]	(3.06)	(2.91)	(0.06)	(2.34)	(2.40)
Fiscal year ended 6-30-2008	10.61	0.09	2.88	2.97	(0.14)	(0.69)	(0.83)
Fiscal year ended 6-30-2007	10.51	0.12	1.47	1.59	(0.05)	(1.44)	(1.49)
Fiscal year ended 6-30-2006	7.80	0.09	2.93	3.02	(0.05)	(0.26)	(0.31)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$ 9.33	18.04%[3]	$3,074	1.16%[4]	1.15%[4]	1.16%[4]	1.15%[4]	36%
Fiscal year ended 6-30-2010	7.98	8.23[3]	2,724	1.17	0.71	1.17	0.71	108
Fiscal year ended 6-30-2009	7.40	-21.19[3]	2,461	1.20	1.34	1.20	1.34	304
Fiscal year ended 6-30-2008	12.72	27.85[3]	3,178	1.15	0.53	1.15	0.53	110
Fiscal year ended 6-30-2007	10.59	16.77[3]	2,048	1.20	1.39	1.20	1.39	118
Fiscal year ended 6-30-2006	10.49	38.80[3]	1,409	1.23	0.72	—	—	116
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.12	17.61	101	2.06[4]	0.23[4]	2.06[4]	0.23[4]	36
Fiscal year ended 6-30-2010	7.77	7.17	102	2.06	-0.20	2.06	-0.20	108
Fiscal year ended 6-30-2009	7.25	-21.94	114	2.08	0.43	2.08	0.43	304
Fiscal year ended 6-30-2008	12.55	26.94	183	1.99	-0.33	1.99	-0.33	110
Fiscal year ended 6-30-2007	10.43	15.73	147	2.07	0.51	2.07	0.51	118
Fiscal year ended 6-30-2006	10.41	37.60	120	2.10	-0.18	—	—	116
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.14	17.64	92	1.97[4]	0.33[4]	1.97[4]	0.33[4]	36
Fiscal year ended 6-30-2010	7.79	7.15	87	1.98	-0.10	1.98	-0.10	108
Fiscal year ended 6-30-2009	7.27	-21.79	85	2.01	0.51	2.01	0.51	304
Fiscal year ended 6-30-2008	12.56	26.95	124	1.95	-0.28	1.95	-0.28	110
Fiscal year ended 6-30-2007	10.44	15.82	87	2.02	0.56	2.02	0.56	118
Fiscal year ended 6-30-2006	10.41	37.60	65	2.06	-0.11	—	—	116
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.36	18.30	61	0.85[4]	1.47[4]	0.85[4]	1.47[4]	36
Fiscal year ended 6-30-2010	8.00	8.40	49	0.87	1.01	0.87	1.01	108
Fiscal year ended 6-30-2009	7.44	-20.92	44	0.88	1.71	0.88	1.71	304
Fiscal year ended 6-30-2008	12.75	28.31	25	0.89	0.81	0.89	0.81	110
Fiscal year ended 6-30-2007	10.61	17.01	15	0.91	1.75	0.91	1.75	118
Fiscal year ended 6-30-2006	10.51	39.30	7	0.92	1.03	—	—	116

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$7.23	$0.05[2]	$ 1.37	$ 1.42	$(0.06)	$(0.39)	$(0.45)
Fiscal year ended 6-30-2010	6.57	0.09[2]	0.65	0.74	(0.08)	—	(0.08)
Fiscal year ended 6-30-2009	7.97	0.11[2]	(1.30)	(1.19)	(0.12)	(0.09)	(0.21)
Fiscal year ended 6-30-2008	8.34	0.11	0.02	0.13	(0.12)	(0.38)	(0.50)
Fiscal year ended 6-30-2007	7.69	0.11	0.86	0.97	(0.10)	(0.22)	(0.32)
Fiscal year ended 6-30-2006	7.39	0.09	0.49	0.58	(0.09)	(0.19)	(0.28)
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.22	0.02[2]	1.36	1.38	(0.02)	(0.39)	(0.41)
Fiscal year ended 6-30-2010	6.57	0.00[2]	0.66	0.66	(0.01)	—	(0.01)
Fiscal year ended 6-30-2009	7.96	0.05[2]	(1.29)	(1.24)	(0.06)	(0.09)	(0.15)
Fiscal year ended 6-30-2008	8.34	0.03	0.01	0.04	(0.04)	(0.38)	(0.42)
Fiscal year ended 6-30-2007	7.69	0.03	0.86	0.89	(0.02)	(0.22)	(0.24)
Fiscal year ended 6-30-2006	7.38	0.01	0.50	0.51	(0.01)	(0.19)	(0.20)
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.23	0.02[2]	1.36	1.38	(0.03)	(0.39)	(0.42)
Fiscal year ended 6-30-2010	6.57	0.02[2]	0.66	0.68	(0.02)	—	(0.02)
Fiscal year ended 6-30-2009	7.96	0.05[2]	(1.29)	(1.24)	(0.06)	(0.09)	(0.15)
Fiscal year ended 6-30-2008	8.34	0.03	0.01	0.04	(0.04)	(0.38)	(0.42)
Fiscal year ended 6-30-2007	7.69	0.03	0.87	0.90	(0.03)	(0.22)	(0.25)
Fiscal year ended 6-30-2006	7.38	0.02	0.49	0.51	(0.01)	(0.19)	(0.20)
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.23	0.07[2]	1.37	1.44	(0.08)	(0.39)	(0.47)
Fiscal year ended 6-30-2010	6.57	0.11[2]	0.65	0.76	(0.10)	—	(0.10)
Fiscal year ended 6-30-2009	7.97	0.14[2]	(1.30)	(1.16)	(0.15)	(0.09)	(0.24)
Fiscal year ended 6-30-2008	8.34	0.13[2]	0.02	0.15	(0.14)	(0.38)	(0.52)
Fiscal year ended 6-30-2007	7.69	0.14	0.86	1.00	(0.13)	(0.22)	(0.35)
Fiscal year ended 6-30-2006	7.39	0.11	0.49	0.60	(0.11)	(0.19)	(0.30)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$8.20	19.81%[3]	$630	1.22%[4]	1.44%[4]	1.24%[4]	1.42%[4]	16%
Fiscal year ended 6-30-2010	7.23	11.25[3]	552	1.25	1.16	1.27	1.14	68
Fiscal year ended 6-30-2009	6.57	-14.84[3]	547	1.28	1.63	1.28	1.63	31
Fiscal year ended 6-30-2008	7.97	1.19[3]	434	1.21	1.33	—	—	11
Fiscal year ended 6-30-2007	8.34	12.85[3]	469	1.23	1.32	—	—	16
Fiscal year ended 6-30-2006	7.69	7.90[3]	464	1.23	1.17	—	—	48
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.19	19.12	9	2.29[4]	0.37[4]	2.31[4]	0.35[4]	16
Fiscal year ended 6-30-2010	7.22	10.07	9	2.36	0.06	2.38	0.04	68
Fiscal year ended 6-30-2009	6.57	-15.61	11	2.29	0.61	2.29	0.61	31
Fiscal year ended 6-30-2008	7.96	0.12	13	2.15	0.38	—	—	11
Fiscal year ended 6-30-2007	8.34	11.75	15	2.19	0.35	—	—	16
Fiscal year ended 6-30-2006	7.69	6.96	16	2.20	0.19	—	—	48
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.19	19.10	6	2.16[4]	0.50[4]	2.18[4]	0.48[4]	16
Fiscal year ended 6-30-2010	7.23	10.31	5	2.20	0.21	2.22	0.19	68
Fiscal year ended 6-30-2009	6.57	-15.55	6	2.23	0.68	2.23	0.68	31
Fiscal year ended 6-30-2008	7.96	0.14	5	2.13	0.41	—	—	11
Fiscal year ended 6-30-2007	8.34	11.78	6	2.17	0.37	—	—	16
Fiscal year ended 6-30-2006	7.69	6.99	6	2.18	0.21	—	—	48
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.20	20.00	6	0.90[4]	1.78[4]	0.92[4]	1.76[4]	16
Fiscal year ended 6-30-2010	7.23	11.59	5	0.92	1.49	0.94	1.47	68
Fiscal year ended 6-30-2009	6.57	-14.55	4	0.95	1.98	0.95	1.98	31
Fiscal year ended 6-30-2008	7.97	1.45	1	0.94	1.60	—	—	11
Fiscal year ended 6-30-2007	8.34	13.17	1	0.95	1.61	—	—	16
Fiscal year ended 6-30-2006	7.69	8.22	1	0.93	1.47	—	—	48

See Accompanying Notes to Financial Statements.

CORE INVESTMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$4.70	$ 0.01[2]	$ 1.26	$ 1.27	$(0.01)	$ —	$—	$(0.01)
Fiscal year ended 6-30-2010	4.10	0.01[2]	0.61	0.62	(0.02)	—	—*	(0.02)
Fiscal year ended 6-30-2009	5.75	0.04[2]	(1.64)	(1.60)	(0.03)	(0.02)	—	(0.05)
Fiscal year ended 6-30-2008	6.64	0.02	(0.13)	(0.11)	(0.04)	(0.74)	—	(0.78)
Fiscal year ended 6-30-2007	6.69	0.05	0.94	0.99	(0.05)	(0.99)	—	(1.04)
Fiscal year ended 6-30-2006	5.78	0.02	0.91	0.93	(0.02)	—	—	(0.02)
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	4.33	(0.02)[2]	1.14	1.12	—	—	—	—
Fiscal year ended 6-30-2010	3.80	(0.05)[2]	0.58	0.53	—	—	—	—
Fiscal year ended 6-30-2009	5.34	(0.01)[2]	(1.53)	(1.54)	—	—*	—	—*
Fiscal year ended 6-30-2008	6.20	(0.04)[2]	(0.12)	(0.16)	—	(0.70)	—	(0.70)
Fiscal year ended 6-30-2007	6.33	(0.02)[2]	0.89	0.87	(0.01)	(0.99)	—	(1.00)
Fiscal year ended 6-30-2006	5.51	(0.09)	0.91	0.82	—	—	—	—
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	4.37	(0.02)[2]	1.16	1.14	—	—	—	—
Fiscal year ended 6-30-2010	3.83	(0.04)[2]	0.58	0.54	—	—	—	—
Fiscal year ended 6-30-2009	5.36	(0.01)[2]	(1.52)	(1.53)	—	—*	—	—*
Fiscal year ended 6-30-2008	6.23	(0.04)[2]	(0.12)	(0.16)	—	(0.71)	—	(0.71)
Fiscal year ended 6-30-2007	6.35	(0.01)[2]	0.89	0.88	(0.01)	(0.99)	—	(1.00)
Fiscal year ended 6-30-2006	5.53	(0.07)	0.89	0.82	—	—	—	—
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	4.71	0.03[2]	1.25	1.28	(0.02)	—	—	(0.02)
Fiscal year ended 6-30-2010	4.10	0.03[2]	0.61	0.64	(0.03)	—	—*	(0.03)
Fiscal year ended 6-30-2009	5.75	0.06[2]	(1.65)	(1.59)	(0.05)	(0.01)	—	(0.06)
Fiscal year ended 6-30-2008	6.64	0.05	(0.14)	(0.09)	(0.06)	(0.74)	—	(0.80)
Fiscal year ended 6-30-2007	6.69	0.06	0.95	1.01	(0.07)	(0.99)	—	(1.06)
Fiscal year ended 6-30-2006	5.78	0.05	0.90	0.95	(0.04)	—	—	(0.04)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$5.96	26.98%[3]	$2,837	1.13%[4]	0.32%[4]	1.15%[4]	0.30%[4]	44%
Fiscal year ended 6-30-2010	4.70	15.04[3]	2,343	1.16	0.18	1.18	0.16	102
Fiscal year ended 6-30-2009	4.10	-27.78[3]	2,197	1.19	0.89	1.21	0.87	129
Fiscal year ended 6-30-2008	5.75	-2.61[3]	3,544	1.07	0.34	1.08	0.33	73
Fiscal year ended 6-30-2007	6.64	16.01[3]	4,134	1.07	0.78	1.08	0.77	118
Fiscal year ended 6-30-2006	6.69	16.10[3]	3,975	1.09	0.30	—	—	63
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	5.45	25.87	26	2.33[4]	-0.88[4]	2.35[4]	-0.90[4]	44
Fiscal year ended 6-30-2010	4.33	13.95	24	2.37	-1.03	2.39	-1.05	102
Fiscal year ended 6-30-2009	3.80	-28.78	28	2.41	-0.35	2.43	-0.37	129
Fiscal year ended 6-30-2008	5.34	-3.58	59	2.12	-0.69	2.13	-0.70	73
Fiscal year ended 6-30-2007	6.20	14.80	81	2.13	-0.29	2.14	-0.30	118
Fiscal year ended 6-30-2006	6.33	14.88	80	2.19	-0.80	—	—	63
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	5.51	26.09	15	2.14[4]	-0.69[4]	2.16[4]	-0.71[4]	44
Fiscal year ended 6-30-2010	4.37	14.10	12	2.18	-0.85	2.20	-0.87	102
Fiscal year ended 6-30-2009	3.83	-28.49	11	2.26	-0.18	2.28	-0.20	129
Fiscal year ended 6-30-2008	5.36	-3.66	19	2.06	-0.64	2.07	-0.65	73
Fiscal year ended 6-30-2007	6.23	14.94	23	2.08	-0.23	2.09	-0.24	118
Fiscal year ended 6-30-2006	6.35	14.83	20	2.15	-0.77	—	—	63
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	5.97	27.08	11	0.82[4]	0.49[4]	0.84[4]	0.47[4]	44
Fiscal year ended 6-30-2010	4.71	15.48	47	0.83	0.54	0.85	0.52	102
Fiscal year ended 6-30-2009	4.10	-27.53	32	0.83	1.27	0.85	1.25	129
Fiscal year ended 6-30-2008	5.75	-2.35	42	0.80	0.62	0.81	0.61	73
Fiscal year ended 6-30-2007	6.64	16.32	55	0.79	1.06	0.80	1.05	118
Fiscal year ended 6-30-2006	6.69	16.43	47	0.80	0.55	—	—	63

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

DIVIDEND OPPORTUNITIES FUND[1]

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$11.54	$ 0.08[2]	$ 3.30	$ 3.38	$(0.11)	$ —	$(0.11)
Fiscal year ended 6-30-2010	11.07	0.12[2]	0.47	0.59	(0.12)	—	(0.12)
Fiscal year ended 6-30-2009	16.09	0.14[2]	(5.02)	(4.88)	(0.14)	—	(0.14)
Fiscal year ended 6-30-2008	16.79	0.11	(0.46)	(0.35)	(0.11)	(0.24)	(0.35)
Fiscal year ended 6-30-2007	14.76	0.18	2.27	2.45	(0.18)	(0.24)	(0.42)
Fiscal year ended 6-30-2006	12.51	0.16	2.25	2.41	(0.16)	—	(0.16)
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	11.43	0.02[2]	3.26	3.28	(0.03)	—	(0.03)
Fiscal year ended 6-30-2010	10.97	(0.01)[2]	0.47	0.46	—	—	—
Fiscal year ended 6-30-2009	15.95	0.01[2]	(4.97)	(4.96)	(0.02)	—	(0.02)
Fiscal year ended 6-30-2008	16.72	(0.04)	(0.46)	(0.50)	(0.03)	(0.24)	(0.27)
Fiscal year ended 6-30-2007	14.71	0.04	2.25	2.29	(0.04)	(0.24)	(0.28)
Fiscal year ended 6-30-2006	12.46	0.03	2.24	2.27	(0.02)	—	(0.02)
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	11.46	0.02[2]	3.27	3.29	(0.05)	—	(0.05)
Fiscal year ended 6-30-2010	10.99	0.01[2]	0.47	0.48	(0.01)	—	(0.01)
Fiscal year ended 6-30-2009	15.97	0.03[2]	(4.98)	(4.95)	(0.03)	—	(0.03)
Fiscal year ended 6-30-2008	16.73	(0.03)	(0.46)	(0.49)	(0.03)	(0.24)	(0.27)
Fiscal year ended 6-30-2007	14.71	0.05	2.26	2.31	(0.05)	(0.24)	(0.29)
Fiscal year ended 6-30-2006	12.47	0.04	2.23	2.27	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	11.54	0.18[2]	3.24	3.42	(0.14)	—	(0.14)
Fiscal year ended 6-30-2010	11.08	0.17[2]	0.47	0.64	(0.18)	—	(0.18)
Fiscal year ended 6-30-2009	16.09	0.19[2]	(5.02)	(4.83)	(0.18)	—	(0.18)
Fiscal year ended 6-30-2008	16.79	0.18	(0.47)	(0.29)	(0.17)	(0.24)	(0.41)
Fiscal year ended 6-30-2007	14.76	0.24	2.27	2.51	(0.24)	(0.24)	(0.48)
Fiscal year ended 6-30-2006	12.51	0.20	2.25	2.45	(0.20)	—	(0.20)

(1) Dividend Opportunities Fund (formerly Dividend Income Fund) changed its name and investment objective effective June 2, 2008.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
12-31-2010 (unaudited)	$14.81	29.38%[3]	$721	1.33%[4]	1.33%[4]	17%
Fiscal year ended 6-30-2010	11.54	5.28[3]	553	1.33	0.96	50
Fiscal year ended 6-30-2009	11.07	-30.36[3]	512	1.40	1.21	25
Fiscal year ended 6-30-2008	16.09	-2.22[3]	667	1.25	0.67	29
Fiscal year ended 6-30-2007	16.79	16.87[3]	559	1.25	1.18	28
Fiscal year ended 6-30-2006	14.76	19.31[3]	365	1.27	1.17	15
Class B Shares						
Six-month period ended						
12-31-2010 (unaudited)	14.68	28.69	15	2.41[4]	0.21[4]	17
Fiscal year ended 6-30-2010	11.43	4.19	13	2.40	-0.08	50
Fiscal year ended 6-30-2009	10.97	-31.06	17	2.42	0.12	25
Fiscal year ended 6-30-2008	15.95	-3.12	30	2.16	-0.21	29
Fiscal year ended 6-30-2007	16.72	15.72	31	2.19	0.25	28
Fiscal year ended 6-30-2006	14.71	18.24	22	2.20	0.22	15
Class C Shares						
Six-month period ended						
12-31-2010 (unaudited)	14.70	28.75	14	2.25[4]	0.38[4]	17
Fiscal year ended 6-30-2010	11.46	4.36	11	2.24	0.06	50
Fiscal year ended 6-30-2009	10.99	-30.96	14	2.30	0.27	25
Fiscal year ended 6-30-2008	15.97	-3.03	22	2.10	-0.15	29
Fiscal year ended 6-30-2007	16.73	15.85	24	2.12	0.32	28
Fiscal year ended 6-30-2006	14.71	18.22	18	2.14	0.29	15
Class Y Shares						
Six-month period ended						
12-31-2010 (unaudited)	14.82	29.73	2	0.93[4]	1.29[4]	17
Fiscal year ended 6-30-2010	11.54	5.63	11	0.92	1.37	50
Fiscal year ended 6-30-2009	11.08	-30.00	10	0.96	1.66	25
Fiscal year ended 6-30-2008	16.09	-1.90	13	0.91	1.05	29
Fiscal year ended 6-30-2007	16.79	17.25	15	0.92	1.52	28
Fiscal year ended 6-30-2006	14.76	19.71	12	0.94	1.49	15

See Accompanying Notes to Financial Statements.

ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$ 9.72	$(0.04)[1]	$ 3.88	$ 3.84	$—	$ —	$ —
Fiscal year ended 6-30-2010	8.99	(0.06)[1]	0.79	0.73	—	—	—
Fiscal year ended 6-30-2009	17.73	(0.06)[1]	(8.46)	(8.52)	—	(0.22)	(0.22)
Fiscal year ended 6-30-2008	12.45	(0.07)	5.35	5.28	—	—	—
Fiscal year ended 6-30-2007	10.43	(0.04)	2.06	2.02	—	—	—
Fiscal year ended 6-30-2006[4]	10.00	0.00	0.43	0.43	—	—	—
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	9.29	(0.10)[1]	3.69	3.59	—	—	—
Fiscal year ended 6-30-2010	8.68	(0.16)[1]	0.77	0.61	—	—	—
Fiscal year ended 6-30-2009	17.32	(0.17)[1]	(8.26)	(8.43)	—	(0.21)	(0.21)
Fiscal year ended 6-30-2008	12.28	(0.16)	5.20	5.04	—	—	—
Fiscal year ended 6-30-2007	10.39	(0.14)	2.03	1.89	—	—	—
Fiscal year ended 6-30-2006[4]	10.00	(0.03)	0.42	0.39	—	—	—
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	9.41	(0.08)[1]	3.74	3.66	—	—	—
Fiscal year ended 6-30-2010	8.77	(0.14)[1]	0.78	0.64	—	—	—
Fiscal year ended 6-30-2009	17.43	(0.14)[1]	(8.31)	(8.45)	—	(0.21)	(0.21)
Fiscal year ended 6-30-2008	12.34	(0.18)	5.27	5.09	—	—	—
Fiscal year ended 6-30-2007	10.41	(0.14)	2.07	1.93	—	—	—
Fiscal year ended 6-30-2006[4]	10.00	(0.02)	0.43	0.41	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	9.89	0.00[1]	3.94	3.94	—	—	—
Fiscal year ended 6-30-2010	9.09	0.01[1]	0.79	0.80	—	—	—
Fiscal year ended 6-30-2009	17.93	0.01[1]	(8.57)	(8.56)	—	(0.28)	(0.28)
Fiscal year ended 6-30-2008	12.53	(0.04)	5.44	5.40	—	—	—
Fiscal year ended 6-30-2007	10.44	0.00	2.09	2.09	—	—	—
Fiscal year ended 6-30-2006[4]	10.00	0.01	0.43	0.44	—	—	—

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Annualized.

(4) For the period from March 1, 2006 (commencement of operations of the class) through June 30, 2006.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
12-31-2010 (unaudited)	$13.56	39.51%[2]	$239	1.68%[3]	-0.64%[3]	14%
Fiscal year ended 6-30-2010	9.72	8.12[2]	178	1.71	-0.53	25
Fiscal year ended 6-30-2009	8.99	-47.91[2]	162	1.82	-0.58	10
Fiscal year ended 6-30-2008	17.73	42.41[2]	291	1.54	-0.60	12
Fiscal year ended 6-30-2007	12.45	19.37[2]	136	1.74	-0.42	19
Fiscal year ended 6-30-2006[4]	10.43	4.30[2]	105	1.86[3]	0.00[3]	4
Class B Shares						
Six-month period ended						
12-31-2010 (unaudited)	12.88	38.64	6	2.79[3]	-1.74[3]	14
Fiscal year ended 6-30-2010	9.29	7.03	5	2.79	-1.61	25
Fiscal year ended 6-30-2009	8.68	-48.50	5	2.95	-1.73	10
Fiscal year ended 6-30-2008	17.32	41.04	11	2.48	-1.53	12
Fiscal year ended 6-30-2007	12.28	18.19	6	2.72	-1.41	19
Fiscal year ended 6-30-2006[4]	10.39	3.90	5	2.78[3]	-0.92[3]	4
Class C Shares						
Six-month period ended						
12-31-2010 (unaudited)	13.07	38.90	6	2.48[3]	-1.44[3]	14
Fiscal year ended 6-30-2010	9.41	7.30	5	2.51	-1.34	25
Fiscal year ended 6-30-2009	8.77	-48.30	5	2.66	-1.44	10
Fiscal year ended 6-30-2008	17.43	41.25	10	2.32	-1.38	12
Fiscal year ended 6-30-2007	12.34	18.54	6	2.51	-1.19	19
Fiscal year ended 6-30-2006[4]	10.41	4.10	6	2.58[3]	-0.73[3]	4
Class Y Shares						
Six-month period ended						
12-31-2010 (unaudited)	13.83	39.84	2	1.10[3]	-0.06[3]	14
Fiscal year ended 6-30-2010	9.89	8.80	2	1.12	0.07	25
Fiscal year ended 6-30-2009	9.09	-47.53	2	1.15	0.07	10
Fiscal year ended 6-30-2008	17.93	43.10	2	1.12	-0.17	12
Fiscal year ended 6-30-2007	12.53	20.02	1	1.21	0.07	19
Fiscal year ended 6-30-2006[4]	10.44	4.40	1	1.46[3]	0.29[3]	4

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$ 7.54	$ 0.01[2]	$ 2.15	$ 2.16	$(0.06)	$—	$(0.06)
Fiscal year ended 6-30-2010	7.12	0.06[2]	0.45	0.51	(0.09)	—	(0.09)
Fiscal year ended 6-30-2009	10.16	0.08[2]	(3.04)	(2.96)	(0.08)	—	(0.08)
Fiscal year ended 6-30-2008	10.38	0.07	(0.24)	(0.17)	(0.05)	—	(0.05)
Fiscal year ended 6-30-2007	8.28	0.05	2.07	2.12	(0.02)	—	(0.02)
Fiscal year ended 6-30-2006	6.54	0.03	1.78	1.81	(0.07)	—	(0.07)
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.03	(0.04)[2]	2.00	1.96	—	—	—
Fiscal year ended 6-30-2010	6.65	(0.04)[2]	0.43	0.39	(0.01)	—	(0.01)
Fiscal year ended 6-30-2009	9.50	(0.02)[2]	(2.83)	(2.85)	—	—	—
Fiscal year ended 6-30-2008	9.77	(0.20)	(0.07)	(0.27)	—	—	—
Fiscal year ended 6-30-2007	7.86	(0.16)	2.07	1.91	—	—	—
Fiscal year ended 6-30-2006	6.23	(0.09)	1.72	1.63	—	—	—
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.24	0.00[2]	2.03	2.03	—	—	—
Fiscal year ended 6-30-2010	6.85	(0.03)[2]	0.44	0.41	(0.02)	—	(0.02)
Fiscal year ended 6-30-2009	9.75	0.00[2]	(2.90)	(2.90)	—	—	—
Fiscal year ended 6-30-2008	10.01	(0.09)	(0.17)	(0.26)	—	—	—
Fiscal year ended 6-30-2007	8.04	(0.09)	2.06	1.97	—	—	—
Fiscal year ended 6-30-2006	6.36	(0.05)	1.73	1.68	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.55	0.03[2]	2.16	2.19	(0.10)	—	(0.10)
Fiscal year ended 6-30-2010	7.13	0.11[2]	0.44	0.55	(0.13)	—	(0.13)
Fiscal year ended 6-30-2009	10.18	0.12[2]	(3.05)	(2.93)	(0.12)	—	(0.12)
Fiscal year ended 6-30-2008	10.40	0.12	(0.25)	(0.13)	(0.09)	—	(0.09)
Fiscal year ended 6-30-2007	8.30	0.09	2.07	2.16	(0.06)	—	(0.06)
Fiscal year ended 6-30-2006	6.56	0.06	1.78	1.84	(0.10)	—	(0.10)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$ 9.64	28.70%[3]	$520	1.50%[4]	0.30%[4]	1.53%[4]	0.27%[4]	32%
Fiscal year ended 6-30-2010	7.54	7.04[3]	431	1.52	0.75	1.55	0.72	88
Fiscal year ended 6-30-2009	7.12	-29.01[3]	448	1.59	1.13	1.62	1.10	85
Fiscal year ended 6-30-2008	10.16	-1.65[3]	710	1.42	0.69	1.45	0.66	71
Fiscal year ended 6-30-2007	10.38	25.67[3]	794	1.46	0.53	1.48	0.51	90
Fiscal year ended 6-30-2006	8.28	27.74[3]	714	1.53	0.31	—	—	84
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.99	27.88	4	2.85[4]	-1.04[4]	2.88[4]	-1.07[4]	32
Fiscal year ended 6-30-2010	7.03	5.81	5	2.72	-0.56	2.75	-0.59	88
Fiscal year ended 6-30-2009	6.65	-30.00	8	2.89	-0.31	2.92	-0.34	85
Fiscal year ended 6-30-2008	9.50	-2.76	15	2.50	-0.49	2.53	-0.52	71
Fiscal year ended 6-30-2007	9.77	24.30	21	2.58	-0.63	2.60	-0.65	90
Fiscal year ended 6-30-2006	7.86	26.16	22	2.68	-0.84	—	—	84
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.27	28.04	3	2.58[4]	-0.08[4]	2.61[4]	-0.11[4]	32
Fiscal year ended 6-30-2010	7.24	5.97	3	2.49	-0.31	2.52	-0.34	88
Fiscal year ended 6-30-2009	6.85	-29.74	4	2.66	0.00	2.69	-0.03	85
Fiscal year ended 6-30-2008	9.75	-2.60	6	2.35	-0.31	2.38	-0.34	71
Fiscal year ended 6-30-2007	10.01	24.50	7	2.42	-0.45	2.44	-0.47	90
Fiscal year ended 6-30-2006	8.04	26.42	8	2.49	-0.62	—	—	84
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.64	29.03	62	1.07[4]	0.69[4]	1.10[4]	0.66[4]	32
Fiscal year ended 6-30-2010	7.55	7.49	46	1.06	1.30	1.09	1.27	88
Fiscal year ended 6-30-2009	7.13	-28.62	23	1.07	1.74	1.10	1.71	85
Fiscal year ended 6-30-2008	10.18	-1.31	32	1.06	1.03	1.09	1.00	71
Fiscal year ended 6-30-2007	10.40	26.14	42	1.07	0.96	1.09	0.94	90
Fiscal year ended 6-30-2006	8.30	28.26	33	1.08	0.76	—	—	84

See Accompanying Notes to Financial Statements.

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$ 8.81	$(0.01)[2]	$ 2.84	$ 2.83	$—	$(0.41)	$(0.41)
Fiscal year ended 6-30-2010	6.98	(0.03)[2]	1.86	1.83	—	—	—
Fiscal year ended 6-30-2009	10.31	(0.02)[2]	(1.99)	(2.01)	—	(1.32)	(1.32)
Fiscal year ended 6-30-2008	12.27	(0.07)	(1.05)	(1.12)	—	(0.84)	(0.84)
Fiscal year ended 6-30-2007	10.44	(0.04)	1.87	1.83	—	—	—
Fiscal year ended 6-30-2006	9.13	(0.02)	1.33	1.31	—	—	—
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.48	(0.05)[2]	2.40	2.35	—	(0.29)	(0.29)
Fiscal year ended 6-30-2010	5.99	(0.11)[2]	1.60	1.49	—	—	—
Fiscal year ended 6-30-2009	9.21	(0.09)[2]	(1.82)	(1.91)	—	(1.31)	(1.31)
Fiscal year ended 6-30-2008	11.16	(0.17)[2]	(0.94)	(1.11)	—	(0.84)	(0.84)
Fiscal year ended 6-30-2007	9.60	(0.26)	1.82	1.56	—	—	—
Fiscal year ended 6-30-2006	8.48	(0.15)	1.27	1.12	—	—	—
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.61	(0.05)[2]	2.43	2.38	—	(0.30)	(0.30)
Fiscal year ended 6-30-2010	6.08	(0.10)[2]	1.63	1.53	—	—	—
Fiscal year ended 6-30-2009	9.31	(0.08)[2]	(1.84)	(1.92)	—	(1.31)	(1.31)
Fiscal year ended 6-30-2008	11.26	(0.23)	(0.88)	(1.11)	—	(0.84)	(0.84)
Fiscal year ended 6-30-2007	9.67	(0.20)	1.79	1.59	—	—	—
Fiscal year ended 6-30-2006	8.53	(0.10)	1.24	1.14	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	9.33	0.01[2]	3.01	3.02	—	(0.47)	(0.47)
Fiscal year ended 6-30-2010	7.36	0.01[2]	1.96	1.97	—	—	—
Fiscal year ended 6-30-2009	10.78	0.02[2]	(2.08)	(2.06)	—	(1.36)	(1.36)
Fiscal year ended 6-30-2008	12.74	0.02	(1.14)	(1.12)	—	(0.84)	(0.84)
Fiscal year ended 6-30-2007	10.80	(0.01)	1.95	1.94	—	—	—
Fiscal year ended 6-30-2006	9.41	0.04	1.35	1.39	—	—	—

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$11.23	32.20%[3]	$1,348	1.44%[4]	-0.17%[4]	1.46%[4]	-0.19%[4]	18%
Fiscal year ended 6-30-2010	8.81	26.22[3]	1,040	1.48	-0.33	1.50	-0.35	55
Fiscal year ended 6-30-2009	6.98	-16.42[3]	832	1.59	-0.23	1.61	-0.25	35
Fiscal year ended 6-30-2008	10.31	-9.96[3]	1,149	1.43	-0.57	1.44	-0.58	43
Fiscal year ended 6-30-2007	12.27	17.53[3]	1,350	1.43	-0.36	1.44	-0.37	27
Fiscal year ended 6-30-2006	10.44	14.35[3]	1,253	1.44	-0.16	—	—	21
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.54	31.47	22	2.51[4]	-1.25[4]	2.53[4]	-1.27[4]	18
Fiscal year ended 6-30-2010	7.48	24.88	19	2.58	-1.43	2.60	-1.45	55
Fiscal year ended 6-30-2009	5.99	-17.48	20	2.78	-1.42	2.80	-1.44	35
Fiscal year ended 6-30-2008	9.21	-10.90	36	2.46	-1.61	2.47	-1.62	43
Fiscal year ended 6-30-2007	11.16	16.25	53	2.47	-1.40	2.48	-1.41	27
Fiscal year ended 6-30-2006	9.60	13.21	55	2.49	-1.21	—	—	21
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.69	31.36	12	2.41[4]	-1.14[4]	2.43[4]	-1.16[4]	18
Fiscal year ended 6-30-2010	7.61	25.17	9	2.44	-1.29	2.46	-1.31	55
Fiscal year ended 6-30-2009	6.08	-17.35	8	2.63	-1.27	2.65	-1.29	35
Fiscal year ended 6-30-2008	9.31	-10.79	14	2.35	-1.50	2.36	-1.51	43
Fiscal year ended 6-30-2007	11.26	16.44	18	2.35	-1.28	2.36	-1.29	27
Fiscal year ended 6-30-2006	9.67	13.36	19	2.37	-1.09	—	—	21
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	11.88	32.43	36	1.03[4]	0.23[4]	1.05[4]	0.21[4]	18
Fiscal year ended 6-30-2010	9.33	26.77	12	1.04	0.10	1.06	0.08	55
Fiscal year ended 6-30-2009	7.36	-15.93	11	1.05	0.31	1.07	0.29	35
Fiscal year ended 6-30-2008	10.78	-9.65	22	1.04	-0.18	1.05	-0.19	43
Fiscal year ended 6-30-2007	12.74	18.06	30	1.04	0.03	1.05	0.02	27
Fiscal year ended 6-30-2006	10.80	14.77	24	1.04	0.23	—	—	21

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2010 (unaudited)	$ 8.56	$(0.04)(2)	$ 2.08	$ 2.04	$—	$(0.21)	$(0.21)
Fiscal year ended 6-30-2010	7.76	(0.05)(2)	0.89	0.84	—	(0.04)	(0.04)
Fiscal year ended 6-30-2009	10.44	(0.02)(2)	(1.86)	(1.88)	—	(0.80)	(0.80)
Fiscal year ended 6-30-2008	12.53	(0.05)	0.41	0.36	—	(2.45)	(2.45)
Fiscal year ended 6-30-2007	11.13	(0.09)	2.37	2.28	—	(0.88)	(0.88)
Fiscal year ended 6-30-2006	10.80	(0.09)	1.50	1.41	—	(1.08)	(1.08)
Class B Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.10	(0.08)(2)	1.71	1.63	—	(0.21)	(0.21)
Fiscal year ended 6-30-2010	6.51	(0.13)(2)	0.76	0.63	—	(0.04)	(0.04)
Fiscal year ended 6-30-2009	8.97	(0.10)(2)	(1.62)	(1.72)	—	(0.74)	(0.74)
Fiscal year ended 6-30-2008	11.05	(0.17)	0.40	0.23	—	(2.31)	(2.31)
Fiscal year ended 6-30-2007	10.02	(0.26)	2.17	1.91	—	(0.88)	(0.88)
Fiscal year ended 6-30-2006	9.93	(0.18)	1.35	1.17	—	(1.08)	(1.08)
Class C Shares							
Six-month period ended							
12-31-2010 (unaudited)	7.14	(0.07)(2)	1.72	1.65	—	(0.21)	(0.21)
Fiscal year ended 6-30-2010	6.54	(0.12)(2)	0.76	0.64	—	(0.04)	(0.04)
Fiscal year ended 6-30-2009	9.01	(0.09)(2)	(1.64)	(1.73)	—	(0.74)	(0.74)
Fiscal year ended 6-30-2008	11.09	(0.14)(2)	0.38	0.24	—	(2.32)	(2.32)
Fiscal year ended 6-30-2007	10.05	(0.19)(2)	2.11	1.92	—	(0.88)	(0.88)
Fiscal year ended 6-30-2006	9.96	(0.20)(2)	1.37	1.17	—	(1.08)	(1.08)
Class Y Shares							
Six-month period ended							
12-31-2010 (unaudited)	9.18	(0.02)(2)	2.22	2.20	—	(0.21)	(0.21)
Fiscal year ended 6-30-2010	8.29	(0.02)(2)	0.95	0.93	—	(0.04)	(0.04)
Fiscal year ended 6-30-2009	11.06	0.01(2)	(1.96)	(1.95)	—	(0.82)	(0.82)
Fiscal year ended 6-30-2008	13.13	(0.01)(2)	0.43	0.42	—	(2.49)	(2.49)
Fiscal year ended 6-30-2007	11.60	(0.05)(2)	2.46	2.41	—	(0.88)	(0.88)
Fiscal year ended 6-30-2006	11.18	(0.09)	1.59	1.50	—	(1.08)	(1.08)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$10.39	23.82%[3]	$2,241	1.37%[4]	-0.75%[4]	1.38%[4]	-0.76%[4]	14%
Fiscal year ended 6-30-2010	8.56	10.79[3]	1,893	1.39	-0.57	1.40	-0.58	46
Fiscal year ended 6-30-2009	7.76	-16.07[3]	1,802	1.42	-0.23	1.43	-0.24	51
Fiscal year ended 6-30-2008	10.44	1.84[3]	2,386	1.32	-0.38	1.33	-0.39	70
Fiscal year ended 6-30-2007	12.53	21.42[3]	2,556	1.34	-0.77	1.35	-0.78	68
Fiscal year ended 6-30-2006	11.13	13.16[3]	2,312	1.35	-0.79	—	—	92
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.52	22.94	36	2.49[4]	-1.87[4]	2.50[4]	-1.88[4]	14
Fiscal year ended 6-30-2010	7.10	9.64	34	2.52	-1.69	2.53	-1.70	46
Fiscal year ended 6-30-2009	6.51	-17.08	40	2.62	-1.44	2.63	-1.45	51
Fiscal year ended 6-30-2008	8.97	0.81	63	2.38	-1.45	2.39	-1.46	70
Fiscal year ended 6-30-2007	11.05	20.05	80	2.46	-1.89	2.47	-1.90	68
Fiscal year ended 6-30-2006	10.02	11.83	80	2.49	-1.93	—	—	92
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.58	23.09	15	2.37[4]	-1.76[4]	2.38[4]	-1.77[4]	14
Fiscal year ended 6-30-2010	7.14	9.74	13	2.40	-1.58	2.41	-1.59	46
Fiscal year ended 6-30-2009	6.54	-17.08	12	2.55	-1.36	2.56	-1.37	51
Fiscal year ended 6-30-2008	9.01	0.88	15	2.34	-1.40	2.35	-1.41	70
Fiscal year ended 6-30-2007	11.09	20.08	17	2.42	-1.85	2.43	-1.86	68
Fiscal year ended 6-30-2006	10.05	11.80	15	2.47	-1.91	—	—	92
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	11.17	23.95	77	1.03[4]	-0.41[4]	1.04[4]	-0.42[4]	14
Fiscal year ended 6-30-2010	9.18	11.19	63	1.04	-0.22	1.05	-0.23	46
Fiscal year ended 6-30-2009	8.29	-15.72	60	1.03	0.17	1.04	0.16	51
Fiscal year ended 6-30-2008	11.06	2.21	73	1.01	-0.06	1.02	-0.07	70
Fiscal year ended 6-30-2007	13.13	21.69	60	1.01	-0.43	1.02	-0.44	68
Fiscal year ended 6-30-2006	11.60	13.54	17	1.03	-0.47	—	—	92

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$11.87	$(0.06)(2)	$ 3.66	$ 3.60	$—	$ —	$ —	$ —
Fiscal year ended 6-30-2010	9.26	(0.14)(2)	2.75	2.61	—	—	—	—
Fiscal year ended 6-30-2009	11.43	(0.12)(2)	(2.01)	(2.13)	—	—	(0.04)	(0.04)
Fiscal year ended 6-30-2008	15.02	(0.14)	(1.52)	(1.66)	—	(1.90)	(0.03)	(1.93)
Fiscal year ended 6-30-2007	15.31	(0.14)	2.04	1.90	—	(2.19)	—	(2.19)
Fiscal year ended 6-30-2006	15.29	(0.14)	1.53	1.39	—	(1.37)	—	(1.37)
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	10.53	(0.12)(2)	3.24	3.12	—	—	—	—
Fiscal year ended 6-30-2010	8.29	(0.23)(2)	2.47	2.24	—	—	—	—
Fiscal year ended 6-30-2009	10.29	(0.20)(2)	(1.80)	(2.00)	—	—	—	—
Fiscal year ended 6-30-2008	13.78	(0.43)	(1.18)	(1.61)	—	(1.88)	—	(1.88)
Fiscal year ended 6-30-2007	14.34	(0.34)	1.97	1.63	—	(2.19)	—	(2.19)
Fiscal year ended 6-30-2006	14.53	(0.29)	1.47	1.18	—	(1.37)	—	(1.37)
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	10.79	(0.11)(2)	3.32	3.21	—	—	—	—
Fiscal year ended 6-30-2010	8.48	(0.21)(2)	2.52	2.31	—	—	—	—
Fiscal year ended 6-30-2009	10.50	(0.18)(2)	(1.84)	(2.02)	—	—	—	—
Fiscal year ended 6-30-2008	14.01	(0.34)	(1.29)	(1.63)	—	(1.88)	—	(1.88)
Fiscal year ended 6-30-2007	14.53	(0.36)	2.03	1.67	—	(2.19)	—	(2.19)
Fiscal year ended 6-30-2006	14.69	(0.26)	1.47	1.21	—	(1.37)	—	(1.37)
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	12.56	(0.03)(2)	3.89	3.86	—	—	—	—
Fiscal year ended 6-30-2010	9.74	(0.08)(2)	2.90	2.82	—	—	—	—
Fiscal year ended 6-30-2009	11.93	(0.06)(2)	(2.09)	(2.15)	—	—	(0.04)	(0.04)
Fiscal year ended 6-30-2008	15.59	(0.10)	(1.56)	(1.66)	—	(1.93)	(0.07)	(2.00)
Fiscal year ended 6-30-2007	15.74	(0.08)	2.12	2.04	—	(2.19)	—	(2.19)
Fiscal year ended 6-30-2006	15.61	(0.09)	1.59	1.50	—	(1.37)	—	(1.37)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$15.47	30.33%[3]	$660	1.55%[4]	-0.91%[4]	1.57%[4]	-0.93%[4]	29%
Fiscal year ended 6-30-2010	11.87	28.19[3]	510	1.62	-1.23	1.64	-1.25	58
Fiscal year ended 6-30-2009	9.26	-18.53[3]	373	1.79	-1.41	1.81	-1.43	87
Fiscal year ended 6-30-2008	11.43	-12.57[3]	498	1.55	-1.04	1.57	-1.06	85
Fiscal year ended 6-30-2007	15.02	13.73[3]	624	1.55	-0.93	1.57	-0.95	88
Fiscal year ended 6-30-2006	15.31	9.13[3]	646	1.54	-0.90	—	—	92
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	13.65	29.63	23	2.60[4]	-1.97[4]	2.62[4]	-1.99[4]	29
Fiscal year ended 6-30-2010	10.53	27.02	21	2.68	-2.28	2.70	-2.30	58
Fiscal year ended 6-30-2009	8.29	-19.44	23	2.85	-2.47	2.87	-2.49	87
Fiscal year ended 6-30-2008	10.29	-13.39	40	2.48	-1.95	2.50	-1.97	85
Fiscal year ended 6-30-2007	13.78	12.69	65	2.48	-1.86	2.50	-1.88	88
Fiscal year ended 6-30-2006	14.34	8.12	75	2.46	-1.82	—	—	92
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	14.00	29.75	13	2.36[4]	-1.72[4]	2.38[4]	-1.74[4]	29
Fiscal year ended 6-30-2010	10.79	27.24	11	2.45	-2.05	2.47	-2.07	58
Fiscal year ended 6-30-2009	8.48	-19.24	9	2.65	-2.27	2.67	-2.29	87
Fiscal year ended 6-30-2008	10.50	-13.30	13	2.37	-1.85	2.39	-1.87	85
Fiscal year ended 6-30-2007	14.01	12.81	19	2.39	-1.76	2.41	-1.78	88
Fiscal year ended 6-30-2006	14.53	8.24	23	2.38	-1.74	—	—	92
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	16.42	30.73	22	1.05[4]	-0.43[4]	1.07[4]	-0.45[4]	29
Fiscal year ended 6-30-2010	12.56	28.95	195	1.05	-0.66	1.07	-0.68	58
Fiscal year ended 6-30-2009	9.74	-17.92	145	1.06	-0.68	1.08	-0.70	87
Fiscal year ended 6-30-2008	11.93	-12.14	198	1.04	-0.53	1.06	-0.55	85
Fiscal year ended 6-30-2007	15.59	14.28	241	1.04	-0.42	1.06	-0.44	88
Fiscal year ended 6-30-2006	15.74	9.68	233	1.06	-0.41	—	—	92

See Accompanying Notes to Financial Statements.

TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$ 9.85	$ 0.02[2]	$ 2.56	$ 2.58	$(0.02)	$—	$ —	$(0.02)
Fiscal year ended 6-30-2010	9.32	0.00[2]	0.54	0.54	—*	—	(0.01)	(0.01)
Fiscal year ended 6-30-2009	11.65	0.00[2]	(2.33)	(2.33)	—	—	—	—
Fiscal year ended 6-30-2008	10.99	(0.02)	0.68	0.66	—	—	—	—
Fiscal year ended 6-30-2007	9.32	(0.03)	1.70	1.67	—	—	—	—
Fiscal year ended 6-30-2006	8.74	(0.04)	0.62	0.58	—	—	—	—
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.01	(0.03)[2]	2.34	2.31	—	—	—	—
Fiscal year ended 6-30-2010	8.61	(0.08)[2]	0.48	0.40	—	—	—	—
Fiscal year ended 6-30-2009	10.86	(0.09)[2]	(2.16)	(2.25)	—	—	—	—
Fiscal year ended 6-30-2008	10.34	(0.11)[2]	0.63	0.52	—	—	—	—
Fiscal year ended 6-30-2007	8.85	(0.11)[2]	1.60	1.49	—	—	—	—
Fiscal year ended 6-30-2006	8.37	(0.16)	0.64	0.48	—	—	—	—
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.99	(0.03)[2]	2.34	2.31	—	—	—	—
Fiscal year ended 6-30-2010	8.58	(0.08)[2]	0.49	0.41	—	—	—	—
Fiscal year ended 6-30-2009	10.83	(0.08)[2]	(2.17)	(2.25)	—	—	—	—
Fiscal year ended 6-30-2008	10.30	(0.11)[2]	0.64	0.53	—	—	—	—
Fiscal year ended 6-30-2007	8.83	(0.12)[2]	1.59	1.47	—	—	—	—
Fiscal year ended 6-30-2006	8.35	(0.14)	0.62	0.48	—	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$12.41	26.21%[3]	$174	1.16%[4]	0.40%[4]	1.17%[4]	0.39%[4]	28%
Fiscal year ended 6-30-2010	9.85	5.78[3]	133	1.18	0.06	1.19	0.05	33
Fiscal year ended 6-30-2009	9.32	-20.00[3]	111	1.32	0.00	1.33	-0.01	44
Fiscal year ended 6-30-2008	11.65	6.01[3]	106	1.24	-0.09	—	—	27
Fiscal year ended 6-30-2007	10.99	17.92[3]	75	1.31	-0.29	—	—	55
Fiscal year ended 6-30-2006	9.32	6.64[3]	65	1.32	-0.44	—	—	100
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	11.32	25.64	2	2.08[4]	-0.54[4]	—	—	28
Fiscal year ended 6-30-2010	9.01	4.65	2	2.11	-0.87	—	—	33
Fiscal year ended 6-30-2009	8.61	-20.72	2	2.31	-1.02	—	—	44
Fiscal year ended 6-30-2008	10.86	5.03	3	2.13	-1.01	—	—	27
Fiscal year ended 6-30-2007	10.34	16.84	4	2.22	-1.20	—	—	55
Fiscal year ended 6-30-2006	8.85	5.73	4	2.24	-1.37	—	—	100
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	11.30	25.70	4	2.08[4]	-0.52[4]	—	—	28
Fiscal year ended 6-30-2010	8.99	4.78	3	2.08	-0.83	—	—	33
Fiscal year ended 6-30-2009	8.58	-20.78	3	2.25	-0.95	—	—	44
Fiscal year ended 6-30-2008	10.83	5.15	4	2.14	-1.00	—	—	27
Fiscal year ended 6-30-2007	10.30	16.65	3	2.27	-1.26	—	—	55
Fiscal year ended 6-30-2006	8.83	5.75	3	2.28	-1.41	—	—	100

See Accompanying Notes to Financial Statements.

VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$ 9.82	$ 0.01[2]	$ 2.20	$ 2.21	$ —	$ —	$ —	$ —
Fiscal year ended 6-30-2010	8.27	0.04[2]	1.59	1.63	(0.07)	—	(0.01)	(0.08)
Fiscal year ended 6-30-2009	11.09	0.12[2]	(2.82)	(2.70)	(0.12)	—	—	(0.12)
Fiscal year ended 6-30-2008	14.64	0.12	(2.51)	(2.39)	(0.13)	(1.03)	—	(1.16)
Fiscal year ended 6-30-2007	12.80	0.13	2.71	2.84	(0.10)	(0.90)	—	(1.00)
Fiscal year ended 6-30-2006	12.94	0.11	0.58	0.69	(0.15)	(0.68)	—	(0.83)
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.49	(0.05)[2]	2.13	2.08	—	—	—	—
Fiscal year ended 6-30-2010	8.02	(0.07)[2]	1.54	1.47	—*	—	—*	—*
Fiscal year ended 6-30-2009	10.74	0.03[2]	(2.72)	(2.69)	(0.03)	—	—	(0.03)
Fiscal year ended 6-30-2008	14.21	(0.04)	(2.39)	(2.43)	(0.01)	(1.03)	—	(1.04)
Fiscal year ended 6-30-2007	12.47	(0.01)	2.65	2.64	—	(0.90)	—	(0.90)
Fiscal year ended 6-30-2006	12.62	(0.03)	0.58	0.55	(0.02)	(0.68)	—	(0.70)
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.57	(0.04)[2]	2.14	2.10	—	—	—	—
Fiscal year ended 6-30-2010	8.08	(0.05)[2]	1.55	1.50	(0.01)	—	—*	(0.01)
Fiscal year ended 6-30-2009	10.81	0.04[2]	(2.74)	(2.70)	(0.03)	—	—	(0.03)
Fiscal year ended 6-30-2008	14.30	(0.04)	(2.41)	(2.45)	(0.01)	(1.03)	—	(1.04)
Fiscal year ended 6-30-2007	12.55	0.00	2.65	2.65	—	(0.90)	—	(0.90)
Fiscal year ended 6-30-2006	12.69	(0.03)	0.60	0.57	(0.03)	(0.68)	—	(0.71)
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	9.83	0.01[2]	2.24	2.25	—	—	—	—
Fiscal year ended 6-30-2010	8.28	0.09[2]	1.59	1.68	(0.12)	—	(0.01)	(0.13)
Fiscal year ended 6-30-2009	11.11	0.16[2]	(2.81)	(2.65)	(0.18)	—	—	(0.18)
Fiscal year ended 6-30-2008	14.67	0.18	(2.52)	(2.34)	(0.19)	(1.03)	—	(1.22)
Fiscal year ended 6-30-2007	12.83	0.18	2.71	2.89	(0.15)	(0.90)	—	(1.05)
Fiscal year ended 6-30-2006	12.97	0.15	0.59	0.74	(0.20)	(0.68)	—	(0.88)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$12.03	22.51%[3]	$406	1.40%[4]	0.09%[4]	1.41%[4]	0.08%[4]	22%
Fiscal year ended 6-30-2010	9.82	19.70 [3]	324	1.43	0.36	1.44	0.35	58
Fiscal year ended 6-30-2009	8.27	-24.23[3]	248	1.52	1.41	1.53	1.40	72
Fiscal year ended 6-30-2008	11.09	-17.35[3]	364	1.33	0.83	1.34	0.82	52
Fiscal year ended 6-30-2007	14.64	22.82[3]	514	1.31	0.91	1.32	0.90	38
Fiscal year ended 6-30-2006	12.80	5.40[3]	435	1.34	0.78	—	—	67
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	11.57	21.92	13	2.49[4]	-1.01[4]	2.50[4]	-1.02[4]	22
Fiscal year ended 6-30-2010	9.49	18.38	13	2.50	-0.68	2.51	-0.69	58
Fiscal year ended 6-30-2009	8.02	-25.03	16	2.55	0.37	2.56	0.36	72
Fiscal year ended 6-30-2008	10.74	-18.10	32	2.24	-0.09	2.25	-0.10	52
Fiscal year ended 6-30-2007	14.21	21.75	51	2.23	0.00	2.24	-0.01	38
Fiscal year ended 6-30-2006	12.47	4.41	47	2.28	-0.15	—	—	67
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	11.67	21.94	9	2.30[4]	-0.82[4]	2.31[4]	-0.83[4]	22
Fiscal year ended 6-30-2010	9.57	18.55	9	2.35	-0.55	2.36	-0.56	58
Fiscal year ended 6-30-2009	8.08	-24.94	7	2.48	0.44	2.49	0.43	72
Fiscal year ended 6-30-2008	10.81	-18.11	13	2.22	-0.07	2.23	-0.08	52
Fiscal year ended 6-30-2007	14.30	21.69	22	2.20	0.02	2.21	0.01	38
Fiscal year ended 6-30-2006	12.55	4.53	20	2.24	-0.11	—	—	67
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	12.08	22.89	3	0.92[4]	0.27[4]	0.93[4]	0.26[4]	22
Fiscal year ended 6-30-2010	9.83	20.28	26	0.93	0.87	0.94	0.86	58
Fiscal year ended 6-30-2009	8.28	-23.78	23	0.94	2.03	0.95	2.02	72
Fiscal year ended 6-30-2008	11.11	-17.04	25	0.92	1.23	0.93	1.22	52
Fiscal year ended 6-30-2007	14.67	23.28	38	0.91	1.31	0.92	1.30	38
Fiscal year ended 6-30-2006	12.83	5.83	31	0.92	1.19	—	—	67

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$6.49	$ 0.01[2]	$ 1.57	$ 1.58	$ —*	$ —	$ —	$ —*
Fiscal year ended 6-30-2010	6.03	0.00[2]	0.48	0.48	(0.01)	—	(0.01)	(0.02)
Fiscal year ended 6-30-2009	9.07	0.02[2]	(2.51)	(2.49)	—*	(0.55)	—	(0.55)
Fiscal year ended 6-30-2008	9.58	(0.02)	0.51	0.49	—	(1.00)	—	(1.00)
Fiscal year ended 6-30-2007	9.54	(0.02)	0.89	0.87	—	(0.83)	—	(0.83)
Fiscal year ended 6-30-2006	8.83	(0.04)	1.19	1.15	—	(0.44)	—	(0.44)
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	5.58	(0.03)[2]	1.35	1.32	—	—	—	—
Fiscal year ended 6-30-2010	5.23	(0.07)[2]	0.42	0.35	—	—	—	—
Fiscal year ended 6-30-2009	8.04	(0.05)[2]	(2.23)	(2.28)	—	(0.53)	—	(0.53)
Fiscal year ended 6-30-2008	8.63	(0.21)	0.58	0.37	—	(0.96)	—	(0.96)
Fiscal year ended 6-30-2007	8.77	(0.20)	0.89	0.69	—	(0.83)	—	(0.83)
Fiscal year ended 6-30-2006	8.23	(0.15)	1.13	0.98	—	(0.44)	—	(0.44)
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	5.63	(0.03)[2]	1.36	1.33	—	—	—	—
Fiscal year ended 6-30-2010	5.27	(0.06)[2]	0.42	0.36	—	—	—	—
Fiscal year ended 6-30-2009	8.08	(0.05)[2]	(2.23)	(2.28)	—	(0.53)	—	(0.53)
Fiscal year ended 6-30-2008	8.67	(0.17)	0.54	0.37	—	(0.96)	—	(0.96)
Fiscal year ended 6-30-2007	8.80	(0.16)	0.86	0.70	—	(0.83)	—	(0.83)
Fiscal year ended 6-30-2006	8.26	(0.11)	1.09	0.98	—	(0.44)	—	(0.44)
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	6.71	0.03[2]	1.63	1.66	(0.02)	—	—	(0.02)
Fiscal year ended 6-30-2010	6.23	0.02[2]	0.51	0.53	(0.04)	—	(0.01)	(0.05)
Fiscal year ended 6-30-2009	9.36	0.06[2]	(2.61)	(2.55)	(0.04)	(0.54)	—	(0.58)
Fiscal year ended 6-30-2008	9.86	0.02	0.52	0.54	—	(1.04)	—	(1.04)
Fiscal year ended 6-30-2007	9.76	0.00	0.93	0.93	—	(0.83)	—	(0.83)
Fiscal year ended 6-30-2006	9.00	(0.02)	1.22	1.20	—	(0.44)	—	(0.44)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2010 (unaudited)	$8.07	24.41%[3]	$1,209	1.24%[4]	0.27%[4]	1.26%[4]	0.25%[4]	53%
Fiscal year ended 6-30-2010	6.49	8.00[3]	1,015	1.26	0.07	1.29	0.04	68
Fiscal year ended 6-30-2009	6.03	-26.72[3]	997	1.29	0.34	1.32	0.31	69
Fiscal year ended 6-30-2008	9.07	3.78[3]	1,530	1.16	-0.22	1.18	-0.24	65
Fiscal year ended 6-30-2007	9.58	9.64[3]	1,600	1.19	-0.26	1.20	-0.27	81
Fiscal year ended 6-30-2006	9.54	12.96[3]	1,719	1.19	-0.43	—	—	74
Class B Shares								
Six-month period ended								
12-31-2010 (unaudited)	6.90	23.66	16	2.44[4]	-0.95[4]	2.46[4]	-0.97[4]	53
Fiscal year ended 6-30-2010	5.58	6.69	15	2.46	-1.12	2.49	-1.15	68
Fiscal year ended 6-30-2009	5.23	-27.65	19	2.50	-0.88	2.53	-0.91	69
Fiscal year ended 6-30-2008	8.04	2.74	39	2.21	-1.28	2.23	-1.30	65
Fiscal year ended 6-30-2007	8.63	8.38	48	2.28	-1.35	2.29	-1.36	81
Fiscal year ended 6-30-2006	8.77	11.81	57	2.28	-1.52	—	—	74
Class C Shares								
Six-month period ended								
12-31-2010 (unaudited)	6.96	23.62	8	2.34[4]	-0.83[4]	2.36[4]	-0.85[4]	53
Fiscal year ended 6-30-2010	5.63	6.83	7	2.37	-1.03	2.40	-1.06	68
Fiscal year ended 6-30-2009	5.27	-27.52	8	2.42	-0.80	2.45	-0.83	69
Fiscal year ended 6-30-2008	8.08	2.73	14	2.16	-1.23	2.18	-1.25	65
Fiscal year ended 6-30-2007	8.67	8.46	17	2.22	-1.29	2.23	-1.30	81
Fiscal year ended 6-30-2006	8.80	11.77	19	2.22	-1.45	—	—	74
Class Y Shares								
Six-month period ended								
12-31-2010 (unaudited)	8.35	24.68	68	0.87[4]	0.67[4]	0.89[4]	0.65[4]	53
Fiscal year ended 6-30-2010	6.71	8.48	49	0.87	0.49	0.90	0.46	68
Fiscal year ended 6-30-2009	6.23	-26.47	50	0.88	0.77	0.91	0.74	69
Fiscal year ended 6-30-2008	9.36	4.08	49	0.85	0.09	0.87	0.07	65
Fiscal year ended 6-30-2007	9.86	10.06	54	0.86	0.07	0.87	0.06	81
Fiscal year ended 6-30-2006	9.76	13.28	49	0.87	-0.10	—	—	74

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Waddell & Reed Advisors Funds, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund (each, a Fund) are series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company (WRIMCO or the Manager).

Each Fund (except Tax-Managed Equity Fund, which does not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are valued at the closing price by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Over-the-counter options are valued at the price provided by a dealer in that security. Swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. WRIMCO, pursuant to procedures adopted by the Board of Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publicly traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed-delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At December 31, 2010, there were no such unfunded commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal period ended December 31, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2005.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M – Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.700	0.650	0.600	0.550	0.550	0.550
Continental Income Fund	0.700	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.700	0.650	0.600	0.550	0.525	0.500
Dividend Opportunities Fund	0.700	0.650	0.600	0.550	0.550	0.550
Energy Fund	0.850	0.830	0.800	0.760	0.760	0.760
International Growth Fund	0.850	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.850	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.850	0.830	0.800	0.760	0.760	0.760
Tax-Managed Equity Fund	0.650	0.600	0.550	0.500	0.500	0.500
Value Fund	0.700	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.700	0.650	0.600	0.550	0.550	0.550

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 11), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund (M – Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.660%	0.640%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.690	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.650	0.640	0.600	0.550	0.525	0.500
International Growth Fund	0.820	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.830	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.830	0.830	0.800	0.760	0.760	0.760
Value Fund	0.690	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.670	0.650	0.600	0.550	0.550	0.550

Effective June 29, 2009, the fee is payable at the following annual rates for Continental Income Fund:

Fund (M – Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Continental Income Fund	0.680%	0.650%	0.600%	0.550%	0.550%	0.550%

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the six-month period ended December 31, 2010, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Accumulative Fund	$ 283	$ —	$ 4	$ —*	$ 170
Asset Strategy Fund	2,517	—*	35	6	1,538
Continental Income Fund	284	—*	3	1	174
Core Investment Fund	979	1	8	1	591
Dividend Opportunities Fund	302	—	3	—*	194
Energy Fund	148	—*	2	—*	90
International Growth Fund	126	—*	2	—*	74
New Concepts Fund	574	—*	6	—*	356
Science and Technology Fund	819	—*	11	1	489
Small Cap Fund	372	—*	7	—*	229
Tax-Managed Equity Fund	72	—	1	—*	49
Value Fund	205	—*	6	—*	126
Vanguard Fund	317	—*	5	—*	192

*Not shown due to rounding.
(1)With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses.

Waivers of Expenses. During the six-month period ended December 31, 2010, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Accumulative Fund	$210
Asset Strategy Fund	50
Continental Income Fund	62
Core Investment Fund	303
International Growth Fund	83
New Concepts Fund	101
Science and Technology Fund	101
Small Cap Fund	67
Value Fund	19
Vanguard Fund	151

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the six-month period ended December 31, 2010, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Accumulative Fund	$ 93
Core Investment Fund	13
Tax-Managed Equity Fund	11

Any amounts due to the funds as a reimbursement but not paid as of December 31, 2010 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above fair value hierarchy levels as of December 31, 2010. The Schedule of Investments provides additional details on each Fund's portfolio holdings.

	Level 1	Level 2	Level 3
Accumulative Fund			
Assets			
Investments in Securities			
Common Stocks	$1,146,091	$ —	$ —
Short-Term Securities	—	125,304	—
Total Investments in Securities	$1,146,091	$125,304	$ —

	Level 1	Level 2	Level 3
Asset Strategy Fund			
Assets			
Investments in Securities			
Common Stocks	$2,542,368	$ —	$ —
Preferred Stocks	223,808	—	—
Investment Funds	—	—	5,841
Corporate Debt Securities	—	11,704	2,346
Put Options	—	24,207	—
United States Government Agency Obligations	—	6,715	—
Bullion	448,900	—	—
Short-Term Securities	—	72,741	—
Total Investments in Securities	$3,215,076	$115,367	$ 8,187
Forward Foreign Currency Contracts	$ —	$ 1,703	$ —
Swap Agreements	—	74	—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 8,266	$ —
Swap Agreements	—	38	—
Written Options	—	6,352	—
Continental Income Fund			
Assets			
Investments in Securities			
Common Stocks	$ 475,667	$ —	$ —
Corporate Debt Securities	—	101,059	—
Other Government Securities	—	3,241	—
United States Government Agency Obligations	—	10,588	—
United States Government Obligations	—	48,541	—
Short-Term Securities	—	9,947	—
Total Investments in Securities	$ 475,667	$173,376	$ —
Core Investment Fund			
Assets			
Investments in Securities			
Common Stocks	$2,837,904	$ —	$ —
Short-Term Securities	—	69,020	—
Total Investments in Securities	$2,837,904	$ 69,020	$ —
Dividend Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$ 733,258	$ —	$ —
Short-Term Securities	—	16,578	—
Total Investments in Securities	$ 733,258	$ 16,578	$ —
Energy Fund			
Assets			
Investments in Securities			
Common Stocks	$ 245,593	$ —	$ —
Short-Term Securities	—	7,682	—
Total Investments in Securities	$ 245,593	$ 7,682	$ —
International Growth Fund			
Assets			
Investments in Securities			
Common Stocks	$ 550,692	$ —	$ —
Preferred Stocks	11,695	—	—
Short-Term Securities	—	16,395	—
Total Investments in Securities	$ 562,387	$ 16,395	$ —
Swap Agreements	$ —	$ 1,477	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,457	$ —
Swap Agreements	—	1,182	—

	Level 1	Level 2	Level 3
New Concepts Fund			
Assets			
Investments in Securities			
Common Stocks	$1,401,648	$ —	$ —
Put Options	1,570	2,351	—
Short-Term Securities	—	25,193	—
Total Investments in Securities	$1,403,218	$27,544	$ —
Liabilities			
Written Options	$ 21	$ 3,898	$ —
Science and Technology Fund			
Assets			
Investments in Securities			
Common Stocks	$2,309,626	$ —	$ —
Corporate Debt Securities	—	18,065	—
Short-Term Securities	—	40,793	—
Total Investments in Securities	$2,309,626	$58,858	$ —
Small Cap Fund			
Assets			
Investments in Securities			
Common Stocks	$ 711,352	$ —	$ —
Short-Term Securities	—	5,147	—
Total Investments in Securities	$ 711,352	$ 5,147	$ —
Tax-Managed Equity Fund			
Assets			
Investments in Securities			
Common Stocks	$ 175,526	$ —	$ —
Short-Term Securities	—	3,966	—
Total Investments in Securities	$ 175,526	$ 3,966	$ —
Value Fund			
Assets			
Investments in Securities			
Common Stocks	$ 409,775	$ —	$ —
Warrants	4,578	—	—
Short-Term Securities	—	17,341	—
Total Investments in Securities	$ 414,353	$17,341	$ —
Liabilities			
Written Options	$ 561	$ —	$ —
Vanguard Fund			
Assets			
Investments in Securities			
Common Stocks	$1,297,213	$ —	$ —
Short-Term Securities	—	4,941	—
Total Investments in Securities	$1,297,213	$ 4,941	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Preferred Stock	Investment Funds	Corporate Debt Securities
Asset Strategy Fund			
Beginning Balance 6-30-10	$ 41,855	$5,192	$2,352
Net realized gain (loss)	—	—	—
Net unrealized appreciation (depreciation)	—	649	(6)
Purchases	—	—	—
Sales	—	—	—
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	(41,855)	—	—
Ending Balance 12-31-10	$ —	$5,841	$2,346
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-10	$ —	$ 649	$ (6)

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of December 31, 2010, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

As shown above, the Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the six-month period ended December 31, 2010, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Accumulative Fund	$ —	$ 142,926	$ —	$ 324,197
Asset Strategy Fund	—	944,441	745	1,232,883
Continental Income Fund	—	91,508	1,102	122,200
Core Investment Fund	—	1,113,250	—	1,096,243
Dividend Opportunities Fund	—	119,877	—	108,791
Energy Fund	—	29,021	—	35,921
International Growth Fund	—	164,456	—	190,917
New Concepts Fund	—	219,618	—	236,076
Science and Technology Fund	—	294,325	—	427,222
Small Cap Fund	—	186,924	—	381,722
Tax-Managed Equity Fund	—	48,698	—	41,811
Value Fund	—	82,182	—	109,729
Vanguard Fund	—	618,828	—	648,505

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at December 31, 2010 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Accumulative Fund	$1,049,924	$258,409	$36,938	$221,471
Asset Strategy Fund	2,391,353	967,375	20,098	947,277
Continental Income Fund	507,156	143,072	1,185	141,887
Core Investment Fund	2,242,621	679,841	15,538	664,303
Dividend Opportunities Fund	567,634	187,697	5,495	182,202
Energy Fund	178,812	76,291	1,828	74,463
International Growth Fund	474,615	114,706	10,539	104,167
New Concepts Fund	970,883	472,600	12,721	459,879
Science and Technology Fund	1,871,119	544,830	47,465	497,365
Small Cap Fund	479,570	238,357	1,428	236,929
Tax-Managed Equity Fund	134,843	45,615	966	44,649
Value Fund	356,105	80,424	4,835	75,589
Vanguard Fund	966,970	336,366	1,182	335,184

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2010 and the related net capital losses and post-October activity updated with information available through the date of this report were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Accumulative Fund	$ 5,519	$ 1,854	$ —	$ —	$ —	$ —
Asset Strategy Fund	10,853	29,782	—	—	—	4,133
Continental Income Fund	6,502	886	—	29,168	—	—
Core Investment Fund	7,794	—	—	—	1,315	—
Dividend Opportunities Fund	6,030	1,218	—	—	—	3,222
Energy Fund	—	—	—	—	—	6,599
International Growth Fund	6,226	3,999	—	—	—	678
New Concepts Fund	—	12,683	—	4,300	—	—
Science and Technology Fund	—	—	9,698	47,122	—	199
Small Cap Fund	—	—	—	—	—	—
Tax-Managed Equity Fund	44	—	—	—	70	—
Value Fund	2,491	—	—	—	317	2,528
Vanguard Fund	3,310	—	—	—	1,055	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized.

Fund	2011	2012	2013	2014	2015	2016	2017	2018
Accumulative Fund	$ 104,385	$ —	$37,199	$ —	$ —	$ —	$ —	$191,297
Asset Strategy Fund	—	—	—	—	—	—	260,899	335,119
Continental Income Fund	—	—	—	—	—	64,214	—	—
Core Investment Fund	—	—	—	—	—	—	—	100,156
Dividend Opportunities Fund	—	—	—	—	—	96	12,662	86,446
Energy Fund	—	—	—	—	—	—	9,079	17,511
International Growth Fund	83,095	20,678	—	—	—	—	29,241	38,531
Small Cap Fund	—	—	—	—	—	—	57,591	15,433
Tax-Managed Equity Fund	6,344	78	—	—	—	—	909	10,285
Value Fund	—	—	—	—	—	—	31,640	13,592
Vanguard Fund	—	—	—	—	—	—	68,091	63,840

Retirement Shares was merged into Continental Income Fund as of June 29, 2009. At the time of the merger, Retirement Shares had capital loss carryovers available to offset future gains of Continental Income Fund. These carryovers are limited to $10,702 for each period ending from June 30, 2011 through 2016 plus any unused limitations from prior years.

6. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund				Asset Strategy Fund			
	Six months ended 12-31-10		Fiscal year ended 6-30-10		Six months ended 12-31-10		Fiscal year ended 6-30-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,256	$35,681	25,914	$163,643	25,001	$220,721	69,649	$584,070
Class B	82	508	249	1,449	408	3,501	1,643	13,444
Class C	60	375	168	981	656	5,649	2,369	19,468
Class Y	43	297	577	3,722	1,239	10,737	4,103	35,173
Shares issued in reinvestment of distributions to shareholders:								
Class A	252	1,873	815	5,193	3,113	28,796	1,208	10,353
Class B	—	—	—	—	22	202	—	—
Class C	—	—	—	—	26	238	—	—
Class Y	2	18	4	23	67	617	39	337

	Accumulative Fund				Asset Strategy Fund			
	Six months ended 12-31-10		Fiscal year ended 6-30-10		Six months ended 12-31-10		Fiscal year ended 6-30-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares redeemed:								
Class A	(14,760)	$(100,028)	(60,510)	$(387,509)	(40,034)	$(352,046)	(61,700)	$(515,847)
Class B	(684)	(4,259)	(1,618)	(9,500)	(2,371)	(20,249)	(4,296)	(35,186)
Class C	(186)	(1,161)	(434)	(2,556)	(1,764)	(15,000)	(2,959)	(24,212)
Class Y	(29)	(196)	(632)	(4,045)	(843)	(7,393)	(3,944)	(33,385)
Net increase (decrease)	(9,964)	$ (66,892)	(35,467)	$(228,599)	(14,480)	$(124,227)	6,112	$ 54,215

	Continental Income Fund				Core Investment Fund			
	Six months ended 12-31-10		Fiscal year ended 6-30-10		Six months ended 12-31-10		Fiscal year ended 6-30-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,775	$ 29,784	6,455	$ 48,355	23,201	$ 125,252	41,359	$ 205,261
Class B	54	425	147	1,093	235	1,152	829	3,792
Class C	63	493	142	1,049	227	1,155	531	2,469
Class Y	40	311	206	1,537	275	1,419	7,891	36,275
Shares issued in reinvestment of distributions to shareholders:								
Class A	4,029	32,510	842	6,260	621	3,638	1,732	8,350
Class B	56	456	2	18	—	—	—	—
Class C	35	285	2	13	—	—	—	—
Class Y	37	299	9	66	5	26	66	320
Shares redeemed:								
Class A	(7,234)	(57,319)	(14,278)	(105,991)	(45,534)	(244,099)	(81,280)	(399,310)
Class B	(247)	(1,928)	(527)	(3,901)	(1,051)	(5,124)	(2,756)	(12,583)
Class C	(122)	(960)	(199)	(1,481)	(371)	(1,816)	(778)	(3,549)
Class Y	(24)	(195)	(192)	(1,433)	(8,508)	(42,079)	(5,623)	(27,704)
Net increase (decrease)	462	$ 4,161	(7,391)	$ (54,415)	(30,900)	$(160,476)	(38,029)	$(186,679)

	Dividend Opportunities Fund				Energy Fund			
	Six months ended 12-31-10		Fiscal year ended 6-30-10		Six months ended 12-31-10		Fiscal year ended 6-30-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,915	$ 78,317	12,452	$ 156,520	1,508	$ 17,467	4,329	$ 46,192
Class B	42	548	140	1,732	19	203	78	798
Class C	62	825	144	1,804	23	256	73	762
Class Y	25	319	247	3,124	18	229	212	2,362
Shares issued in reinvestment of distributions to shareholders:								
Class A	386	5,415	457	5,728	—	—	—	—
Class B	2	30	—	—	—	—	—	—
Class C	4	48	1	11	—	—	—	—
Class Y	1	15	13	164	—	—	—	—
Shares redeemed:								
Class A	(5,568)	(74,084)	(11,281)	(141,625)	(2,149)	(24,375)	(4,101)	(43,342)
Class B	(165)	(2,179)	(553)	(6,897)	(73)	(789)	(154)	(1,579)
Class C	(141)	(1,835)	(411)	(5,115)	(75)	(810)	(94)	(972)
Class Y	(856)	(10,575)	(234)	(2,988)	(27)	(315)	(215)	(2,394)
Net increase (decrease)	(293)	$ (3,156)	975	$ 12,458	(756)	$ (8,134)	128	$ 1,827

	International Growth Fund				New Concepts Fund			
	Six months ended 12-31-10		Fiscal year ended 6-30-10		Six months ended 12-31-10		Fiscal year ended 6-30-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,745	$ 15,399	5,150	$ 41,762	9,308	$ 94,952	19,926	$ 173,162
Class B	16	129	126	963	123	1,080	343	2,503
Class C	10	83	75	589	142	1,289	224	1,693
Class Y	645	5,535	4,098	31,642	1,682	16,659	840	7,817
Shares issued in reinvestment of distributions to shareholders:								
Class A	350	3,320	640	5,315	4,236	47,100	—	—
Class B	—	—	1	7	70	667	—	—
Class C	—	—	1	10	38	360	—	—
Class Y	67	635	94	777	114	1,343	—	—
Shares redeemed:								
Class A	(5,326)	(46,877)	(11,554)	(93,705)	(11,498)	(116,294)	(21,107)	(184,726)
Class B	(224)	(1,796)	(585)	(4,453)	(431)	(3,680)	(1,106)	(8,270)
Class C	(67)	(552)	(255)	(2,008)	(160)	(1,370)	(337)	(2,604)
Class Y	(428)	(3,767)	(1,254)	(10,396)	(115)	(1,255)	(994)	(9,081)
Net increase (decrease)	(3,212)	$ (27,891)	(3,463)	$ (29,497)	3,509	$ 40,851	(2,211)	$ (19,506)

	Science and Technology Fund				Small Cap Fund			
	Six months ended 12-31-10		Fiscal year ended 6-30-10		Six months ended 12-31-10		Fiscal year ended 6-30-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	8,647	$ 83,986	22,833	$ 206,652	4,255	$ 58,487	10,496	$ 118,706
Class B	150	1,197	531	3,966	103	1,263	314	3,125
Class C	113	911	424	3,180	83	1,079	169	1,721
Class Y	454	4,751	2,086	20,484	425	5,713	3,104	38,115
Shares issued in reinvestment of distributions to shareholders:								
Class A	4,068	42,388	955	8,697	—	—	—	—
Class B	104	885	30	229	—	—	—	—
Class C	40	348	10	75	—	—	—	—
Class Y	126	1,415	29	281	—	—	—	—
Shares redeemed:								
Class A	(18,028)	(174,220)	(35,102)	(317,725)	(4,552)	(61,145)	(7,829)	(90,393)
Class B	(773)	(6,157)	(1,987)	(15,084)	(455)	(5,367)	(1,000)	(10,229)
Class C	(205)	(1,640)	(475)	(3,623)	(119)	(1,429)	(210)	(2,187)
Class Y	(539)	(5,547)	(2,487)	(24,332)	(14,627)	(195,812)	(2,502)	(29,207)
Net increase (decrease)	(5,843)	$ (51,683)	(13,153)	$(117,200)	(14,887)	$(197,211)	2,542	$ 29,651

	Tax-Managed Equity Fund				Value Fund			
	Six months ended 12-31-10		Fiscal year ended 6-30-10		Six months ended 12-31-10		Fiscal year ended 6-30-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,631	$ 18,461	3,352	$ 35,551	4,962	$ 54,148	9,476	$ 97,633
Class B	1	13	24	233	47	493	323	3,231
Class C	14	141	102	971	52	552	190	1,915
Class Y	N/A	N/A	N/A	N/A	95	1,045	424	4,336
Shares issued in reinvestment of distributions to shareholders:								
Class A	23	283	10	111	—	—	238	2,395
Class B	—	—	—	—	—	—	1	7
Class C	—	—	—	—	—	—	1	7
Class Y	N/A	N/A	N/A	N/A	—	—	36	358

| | Tax-Managed Equity Fund | | | | Value Fund | | | |
| | Six months ended 12-31-10 | | Fiscal year ended 6-30-10 | | Six months ended 12-31-10 | | Fiscal year ended 6-30-10 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares redeemed:								
Class A	(1,114)	$(12,424)	(1,775)	$(18,788)	(4,185)	$(45,094)	(6,694)	$(67,962)
Class B	(21)	(215)	(55)	(526)	(350)	(3,619)	(921)	(9,102)
Class C	(60)	(627)	(104)	(1,006)	(164)	(1,726)	(189)	(1,862)
Class Y	N/A	N/A	N/A	N/A	(2,454)	(24,815)	(595)	(5,995)
Net increase (decrease)	474	$ 5,632	1,554	$ 16,546	(1,997)	$(19,016)	2,290	$ 24,961

| | Vanguard Fund | | | |
| | Six months ended 12-31-10 | | Fiscal year ended 6-30-10 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	9,697	$ 71,596	18,848	$ 130,561
Class B	70	438	241	1,429
Class C	53	335	169	1,020
Class Y	1,553	11,074	2,966	20,745
Shares issued in reinvestment of distributions to shareholders:				
Class A	73	588	544	3,799
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	16	132	67	481
Shares redeemed:				
Class A	(16,360)	(120,728)	(28,368)	(195,521)
Class B	(466)	(2,919)	(1,066)	(6,337)
Class C	(153)	(962)	(389)	(2,330)
Class Y	(652)	(5,019)	(3,815)	(27,835)
Net decrease	(6,169)	$ (45,465)	(10,803)	$ (73,988)

7. DERIVATIVE INSTRUMENTS

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Fund may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts.

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Each Fund may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

International Growth Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies and gain exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts and purchased option contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Fund utilized total return swaps.

New Concepts Fund. The Fund's objectives in using derivatives during the period was to gain exposure to certain sectors and to hedge certain event risks on positions held by the Fund. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund.

Small Cap Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity markets. To achieve these objectives, the Fund utilized futures on domestic equity indices.

Value Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, generating additional income from written option premiums, and gaining exposure to, or facilitate trading in, certain securities. To achieve the objective of hedging market risk, the Fund utilized futures on domestic equity indices. To achieve the objective of generating additional income and gaining exposure to certain securities, the Fund utilized options, both written and purchased, on individual equity securities.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2010:

Fund	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Asset Strategy Fund	Equity	Investments in unaffiliated securities at market value*	$24,207	Written options at market value	$6,352
	Equity	Unrealized appreciation on swap agreements	74	Unrealized depreciation on swap agreements	38
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,703	Unrealized depreciation on forward foreign currency contracts	8,266
International Growth Fund	Equity	Unrealized appreciation on swap agreements	1,477	Unrealized depreciation on swap agreements	1,182
	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	1,457
New Concepts Fund	Equity	Investments in unaffiliated securities at market value*	3,921	Written options at market value	3,919
Value Fund	Equity		—	Written options at market value	561

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the fiscal period ended December 31, 2010:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy Fund	Equity	$(24,691)	$3,254	$(159,942)	$5,600	$ —	$(175,779)
	Foreign currency	(9,975)	—	—	1,418	(24,366)	(32,923)
International Growth Fund	Equity	—	7,994	—	—	—	7,994
	Foreign currency	(3,024)	—	—	—	(2,061)	(5,085)
New Concepts Fund	Equity	(7,488)	—	—	(24)	—	(7,512)
Science and Technology Fund	Equity	(614)	—	—	481	—	(133)
Small Cap Fund	Equity	—	—	665	—	—	665
Value Fund	Equity	(260)	—	(2,101)	348	—	(2,013)

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the fiscal period ended December 31, 2010:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy Fund	Equity	$ 284	$ 36	$(54,332)	$(1,307)	$ —	$(55,319)
	Foreign currency	(721)	—	—	203	(2,397)	(2,915)
International Growth Fund	Equity	—	1,152	—	—	—	1,152
	Foreign currency	—	—	—	—	(2,489)	(2,489)
New Concepts Fund	Equity	(46)	—	—	(1,853)	—	(1,899)
Value Fund	Equity	145	—	—	(66)	—	79

During the fiscal period ended December 31, 2010, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contract[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[3]	Written options[3]
Asset Strategy Fund	$289,837	$296,541	$ —	$922,056	1	8	5
International Growth Fund	34,120	34,469	—	—	3,174	—*	—
New Concepts Fund	—	—	—	—	—	14	16
Science and Technology Fund	—	—	—	—	—	2	2
Small Cap Fund	—	—	9,386	—	—	—	—
Value Fund	—	—	—	9,614	—	2	8

*Not shown due to rounding
(1)Average principal amount outstanding during the period
(2)Average market value outstanding during the period
(3)Average number of contracts outstanding during the period

8. WRITTEN OPTION ACTIVITY

Transactions in written call options were as follows:

Fund	Outstanding at 6-30-10	Options written	Options terminated in closing purchase transactions	Options exercised	Options expired	Outstanding at 12-31-10
New Concepts Fund						
Number of Contracts	—	18	(7)	(1)	(3)	7
Premium Received	$ —	$2,952	$ (370)	$(248)	$(349)	$1,985
Science and Technology Fund						
Number of Contracts	—	16	(16)	—	—	—
Premium Received	$ —	$2,229	$(2,229)	$ —	$ —	$ —
Value Fund						
Number of Contracts	1	20	(8)	(4)	(5)	4
Premium Received	$135	$1,249	$ (334)	$(304)	$(340)	$ 406

Transactions in written put options were as follows:

Fund	Outstanding at 6-30-10	Options written	Options terminated in closing purchase transactions	Options exercised	Options expired	Outstanding at 12-31-10
Asset Strategy Fund						
Number of Contracts	—*	24	—*	—	(7)	17
Premium Received	$2,115	$10,645	$(2,115)	$ —	$(5,600)	$5,045
New Concepts Fund						
Number of Contracts	—	77	(69)	—	(8)	—*
Premium Received	$ —	$ 1,497	$(1,041)	$ —	$ (374)	$ 82
Value Fund						
Number of Contracts	5	4	(4)	(1)	(4)	—
Premium Received	$ 550	$ 184	$ (474)	$(64)	$ (196)	$ —

Not shown due to rounding.

9. COMMITMENTS

In connection with Asset Strategy Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $3,732 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000. At December 31, 2010, Asset Strategy Fund had made a total contribution of $7,268. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies that are already listed or intend to be listed in the next 24 months.

10. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal period ended December 31, 2010 follows:

	6-30-10 Share/Principal Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Interest and Dividends	12-31-10 Share/Principal Balance	12-31-10 Market Value
Asset Strategy Fund							
Vietnam Azalea Fund Limited[1]	1,100	$ —	$ —	$ —	$ —	1,100	$ 5,841
Science and Technology Fund							
ACI Worldwide, Inc.[1]	3,855	$ —	$ —	$ —	$ —	3,855	$103,584
Animal Health International, Inc.[1]	2,588	—	—	—	—	2,588	7,428
Aspen Technology, Inc.[1]	9,128	—	—	—	—	9,128	115,919
ESCO Technologies Inc.	1,873	—	—	—	300	1,873	70,871
Euronet Worldwide, Inc.[1]	2,678	—	—	—	—	2,678	46,696
Lawson Software, Inc.[1]	9,315	—	—	—	—	9,315	86,166
POWER-ONE, INC.[1]	6,152	—	—	—	—	6,152	62,748
Telvent GIT, S.A.	3,094	1,140	—	—	—	3,138	82,908
Telvent GIT, S.A., Convertible	$13,000	—	—	—	349	$13,000	14,121
					$649		$590,441
Small Cap Fund							
Stratasys, Inc.[1][2]	1,275	$ —	$10,784	$1,444	$ —	796	N/A

(1) No dividends were paid during the preceding 12 months.
(2) Company was no longer an affiliate at December 31, 2010.

11. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the

Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, formerly W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, required Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors (now Trustees). The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT
Waddell & Reed Advisors Funds

At its meeting on August 9, 10 and 11, 2010, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Semiannual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services
Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio.

The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Fund's performance was also compared to one or more relevant market indices and to a Lipper index, as applicable. The Trustees noted the independent fee consultant's finding that the Funds had generally strong performance for the longer-term periods reviewed.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Other Accounts").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Accumulative Fund

The Trustees considered that Waddell & Reed Advisors Accumulative Fund's total return performance was lower than the Performance Universe median for the one-, five-, seven-, and ten-year periods, was equal to the Performance Universe median for the three-year period and was lower than the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Other Account had average advisory fees that were lower than the management fee of the Fund and that there were no Similar Funds managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Other Account to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, the difference in fees paid by the Other Account was consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Asset Strategy Fund

The Trustees considered that Waddell & Reed Advisors Asset Strategy Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Continental Income Fund

The Trustees considered that Waddell & Reed Advisors Continental Income Fund's total return performance was higher than the Performance Universe median for the three-, five-, seven-, and ten-year periods and was higher than the Lipper index for the three-, five-, and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were lower than or equal to, the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Core Investment Fund

The Trustees considered that Waddell & Reed Advisors Core Investment Fund's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods and was higher than the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was higher than the Peer Group median but that the Fund's overall expense ratio was lower than the Peer Group median. They considered that the Fund's non-management fee expenses were equal to the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that the Similar Funds' advisory fees were higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Dividend Opportunities Fund

The Trustees considered that Waddell & Reed Advisors Dividend Opportunities Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three- and five-year periods for which information was provided, since the Fund did not have a seven-year performance record as of March 31, 2010.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Energy Fund

The Trustees considered that Waddell & Reed Advisors Energy Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one- and three-year periods for which information was provided, since the Fund did not have a five-year performance record as of March 31, 2010.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors International Growth Fund

The Trustees considered that Waddell & Reed Advisors International Growth Fund's total return performance was higher than the Performance Universe median for the three- and five-year periods and was higher than the Lipper index for the three-, five-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level and was lower for another asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors New Concepts Fund

The Trustees considered that Waddell & Reed Advisors New Concepts Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was equal to the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were lower than or equal to, the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Science and Technology Fund

The Trustees considered that Waddell & Reed Advisors Science and Technology Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was higher than the Peer Group median but that the Fund's overall expense ratio was lower than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that the Other Account had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Account to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, the difference in fees paid by the Other Account was consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Small Cap Fund

The Trustees considered that Waddell & Reed Advisors Small Cap Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Tax-Managed Equity Fund

The Trustees considered that Waddell & Reed Advisors Tax-Managed Equity Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that a Similar Fund had an advisory fee schedule that was the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Value Fund

The Trustees considered that Waddell & Reed Advisors Value Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five- and seven-year periods for which information was provided, since the Fund did not have a ten-year performance record as of March 31, 2010.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that the Other Account had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Account to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, the difference in fees paid by the Other Account was consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Vanguard Fund

The Trustees considered that Waddell & Reed Advisors Vanguard Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund , Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap

Fund, Waddell & Reed Advisors Value Fund, Waddell & Reed Advisors Vanguard Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Funds on its management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data. In addition, the Trustees considered the soft dollar arrangements with respect to Fund portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

• the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;

• the Fund's management fees and total expenses compared with the management fees and total expenses of the Peer Group;

• the existence or appropriateness of breakpoints in the Fund's management fees;

• the Fund's management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

• the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Summary of Independent Fee Consultant's Report

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Trustees of the Waddell & Reed Advisors Funds ("Advisors Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and Waddell and Reed InvestEd Portfolios ("InvestEd") (collectively, "the Funds") appointed an Independent Fee Consultant ("IFC") to manage the process by which the management fees paid by the Funds to WRIMCO are negotiated and prepare a written annual evaluation for use by the Board of Trustees of the Funds ("Board") in evaluating the reasonableness of the proposed management fees for the Funds ("Report"). The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

The following is a summary of the Report's discussion of the process and materials used by the Disinterested Trustees and Waddell in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials and the IFC's findings.

Analysis of the Process

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

Analysis of Materials

The Disinterested Trustees received and considered informational materials that were prepared by Waddell and The Lipper Company ("Lipper") in response to the data requested by the Disinterested Trustees through the Special Compliance & Governance Committee created by each Board and K&L Gates. The IFC used these materials and other information received by the Disinterested Trustees throughout the year to analyze trends and comparative information about the six factors discussed below.

(1) Nature and Quality of Services

The Report stated that the IFC's experience is that fund trustees should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on the Lipper 3-year performance data.

The Report stated that, overall, the Funds reflect strong comparative performance in the 3-, 5-, 7- and 10-year periods. The collective 3- and 5-year performance of the Funds has almost 90% of the Funds in the first two quartiles of their performance universe, with only one Fund falling into the 4th quartile for either period (Ivy Funds VIP Global Natural Resources).

The Report noted that the 1-year performance had realized a sharp drop in rankings, with 51% of the Funds in the 4th quartile. The Report attributes this performance generally to WRIMCO's investment style, which seeks to protect the Fund shareholders by avoiding volatility and, in general, did not share the same returns during the market gains of 2009. The Report noted the general improvement in rankings for the Funds based upon performance data for the three-month period ended June 30, 2010.

(2) Management Fees

The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2009 to 2010. With respect to the Funds within the Advisors Funds, the Report stated that, in aggregate, 55% of the Funds within the Advisors Funds have management fees above their peer group median, an increase from 45% in 2009. The Report further stated that the average actual basis point fees of the Advisors Funds recognized a slight reduction but because of market competition, peer pricing and selection, the relative rankings increased. With respect to the Funds within Ivy Funds VIP, the Report stated that, in aggregate, the majority of the Funds (excluding the Pathfinder Portfolios) have management fees above their peer group median and noted that the average ranking of 57% had declined slightly from last year. With respect to the Funds within InvestEd, the Report noted that the percentile ranking was the highest possible because there are no management fees charged to these Funds.

The Report also noted that certain Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small- to mid-level investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry.

(3) Possible Economies of Scale

The IFC Report noted that all Funds except money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that the Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and, in general, these corresponding Funds have comparable contractual management fees. The Report stated that actual management fee variances can be explained with the larger average asset size of particular Funds within Advisors Funds, causing some of these Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further noted that the Funds within the Advisors Funds or Ivy Funds VIP that correspond to funds within Ivy Funds having similar investment strategies also have comparable contractual management fees.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Funds within the Advisors Funds and Ivy Funds VIP. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Costs and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the fund's advisory contract to the adviser. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds to other funds' and investment advisers. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of its Lipper peers.

***

The Report concluded that the IFC monitored the process, reviewed the materials, and reached the following conclusions: (1) The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious; (2) The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the full Boards; and (3) The discussion which took place leading up to and at the Disinterested Trustees and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.

SEMIANN-WRA-EQ (12-10)